Filed Pursuant to Rule 424(b)(3)
File Number: 333-174660

To the Shareholders of Allegiance Community Bank:

A Merger Proposal — Your Vote Is Very Important

On March 31, 2011, the board of directors of Allegiance Community Bank approved entering into a merger agreement among Allegiance Community Bank, BCB Bancorp, Inc. and BCB Community Bank pursuant to which Allegiance Community Bank will be merged with and into BCB Community Bank.  Following the effective date of the merger, the separate existence of Allegiance Community Bank will cease.  This document serves as Allegiance Community Bank’s proxy statement to shareholders for the purpose of asking you to consider and vote on the adoption of the merger agreement with BCB Bancorp, Inc. and BCB Community Bank.  This document also serves as BCB Bancorp, Inc.’s prospectus for the offer and sale of its common stock to Allegiance Community Bank shareholders in connection with the merger.

If the merger agreement is adopted by shareholders and the merger is subsequently completed, each outstanding share of Allegiance Community Bank common stock will be converted into the right to receive 0.35 share of BCB Bancorp common stock, subject to adjustment as described in the merger agreement and this document. The value of the merger consideration will fluctuate with the market price of BCB Bancorp, Inc.’s common stock and will not be adjusted to reflect stock price changes prior to the closing, except in the limited circumstance provided in the merger agreement.  Based on the closing price of BCB Bancorp, Inc.’s common stock on the Nasdaq Global Market on April 4, 2011, the last trading day before public announcement of the merger agreement, the 0.35 exchange ratio represented approximately $3.61 in value for each share of Allegiance Community Bank’s common stock.  Based on the closing price of BCB Bancorp’s common stock on August 11, 2011, the 0.35 exchange ratio represented approximately $3.36 in value for each share of Allegiance Community Bank’s common stock.  You should obtain current stock price quotations for BCB Bancorp, Inc.’s common stock.  BCB Bancorp common stock trades on the Nasdaq Global Market under the symbol “BCBP.” Allegiance Community Bank common stock is not actively traded and is not listed on a securities exchange.  Allegiance Community Bank common stock is held by approximately 263 shareholders of record.

Your board of directors has determined that the merger and the merger agreement are fair and in the best interests of Allegiance Community Bank and its shareholders and unanimously recommends that you vote “FOR” adoption of the merger agreement.  The merger cannot be completed unless two-thirds of the issued and outstanding shares of common stock of Allegiance Community Bank vote to adopt the merger agreement.  Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.  If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement.  If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.

This proxy statement-prospectus gives you detailed information about the special meeting of shareholders to be held on September 21, 2011, the merger and other related matters. You should carefully read this entire document, including the appendices.  In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 13.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

/s/ Spencer B. Robbins

Hon. Spencer B. Robbins
Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete.  Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated August 11, 2011, and is first being mailed on or about August 19, 2011.

ALLEGIANCE COMMUNITY BANK
200 VALLEY STREET
SOUTH ORANGE, NEW JERSEY 07079

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 21, 2011

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Allegiance Community Bank will be held at the South Orange Performing Arts Center at One SOPAC Way, South Orange, New Jersey, at 4:00 p.m., New Jersey time, on September 21, 2011, for the following purposes:

1.           To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger by and among BCB Bancorp, Inc., BCB Community Bank and Allegiance Community Bank, dated as of April 4, 2011, and the transactions contemplated by the merger agreement, as discussed in the attached proxy statement-prospectus.

2.           To adjourn the special meeting, if necessary, to another time or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

3.           To transact any other business that properly comes before the special meeting of shareholders, or any adjournments or postponements of the special meeting.  The board of directors is not aware of any other business to come before the special meeting.

The proposed merger is described in more detail in this proxy statement-prospectus, which you should read carefully in its entirety before voting.  A copy of the merger agreement is attached as Appendix A to this document.  Only Allegiance Community Bank shareholders of record as of the close of business on August 8, 2011, are entitled to notice of and to vote at the special meeting of shareholders or any adjournments of the special meeting.

Your vote is very important.  To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed.  This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs.  Your proxy may be revoked at any time before it is voted.

You are entitled to dissent to the merger and receive payment for your shares under Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Law.  Any shareholder who wishes to exercise these rights must strictly comply with the procedures described in the accompanying proxy statement, including: (1) delivering to Allegiance Community Bank, at least three days before the vote on the merger agreement is taken at the special meeting of shareholders, written objection to the merger; (2) not voting such shareholder’s shares in favor of approval of the merger agreement; (3) within 30 days of the closing of the merger, the intent to demand payment for his, her, or its shares; and (4) strictly complying with all of the procedures required under Sections 17:9A-140 through 17:9A-145  of the New Jersey Banking Law.  We have included a copy of Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Law as Appendix C to the accompanying proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Spencer B. Robbins
South Orange, New Jersey	Hon. Spencer B. Robbins
August 19, 2011	Chairman of the Board

ALLEGIANCE COMMUNITY BANK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD.  UNDER SEPARATE COVER, WHICH WILL BE SENT FOLLOWING THE CLOSING OF THE MERGER, YOU WILL RECEIVE INSTRUCTIONS FOR DELIVERING YOUR STOCK CERTIFICATES.

WHERE YOU CAN FIND MORE INFORMATION

BCB Bancorp, Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  You may obtain copies of these documents by mail from the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference room.  In addition, BCB Bancorp, Inc. files reports and other information with the Securities and Exchange Commission electronically, and the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information.

This document incorporates by reference important business and financial information about BCB Bancorp, Inc. from documents that are not included in or delivered with this proxy statement-prospectus. These documents are available without charge to you upon written or oral request at the applicable company’s address and telephone number listed below:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002
Attention:  Donald Mindiak
President and Chief Executive Officer
Telephone: (201) 823-0700

Additional information about Allegiance Community Bank may be obtained by contacting David J. Onderko, President and Chief Executive Officer, 200 Valley Street, South Orange, New Jersey 07079, (973) 761-5553.

To obtain timely delivery, you must request the information no later than September 7, 2011.

BCB Bancorp, Inc. has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission up to 800,000 shares of BCB Bancorp, Inc. common stock. This document is a part of that registration statement.  As permitted by Securities and Exchange Commission rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement.  You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth above.  Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.  This document incorporates by reference documents that BCB Bancorp, Inc. has previously filed with the Securities and Exchange Commission.  They contain important information about the companies and their financial condition. See “Incorporation of Certain Documents by Reference” on page 61.

BCB Bancorp, Inc. common stock is traded on the Nasdaq Global Market under the symbol “BCBP.” Allegiance Community Bank common stock is not actively traded and is not listed on a securities exchange.  Allegiance Community Bank common stock is held by approximately 263 shareholders of record.

Regulatory Approvals Required for the Merger	45
No Solicitation	46
Termination; Amendment; Waiver	47
Fees and Expenses	49
Material United States Federal Income Tax Consequences of the Merger	49
Accounting Treatment	51
Stock Value and Dividend Information	52
COMPARISON OF SHAREHOLDERS’ RIGHTS	53
General	53
Comparison of Shareholders’ Rights	53
DESCRIPTION OF CAPITAL STOCK OF BCB BANCORP, INC.	55
General	55
Common Stock	55
Preferred Stock	56
CERTAIN PROVISIONS OF BCB BANCORP, INC. CERTIFICATE OF INCORPORATION AND BYLAWS	57
Provisions in BCB’s Certificate of Incorporation, Bylaws and Federal Law Affecting BCB’s Shareholders	57
Change of Control Regulations	58
EXPERTS	58
LEGAL OPINIONS	59
ADJOURNMENT OF THE SPECIAL MEETING	59
CERTAIN BENEFICIAL OWNERS OF ALLEGIANCE COMMUNITY BANK COMMON STOCK	60
Security Ownership of Management	60
Security Ownership of Certain Beneficial Owners	61
OTHER MATTERS	61
PROPOSALS FOR 2012 ANNUAL MEETING	61
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	61
FORWARD-LOOKING STATEMENTS	62

APPENDICES
A.	Agreement and Plan of Merger by and among BCB Bancorp, Inc., BCB Community Bank, and Allegiance Community Bank, dated as of April 4, 2011	A-1

B.	Opinion of RP Financial, LC.	B-1

C.	Dissenters’ Rights pursuant to Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Law	C-1

QUESTIONS AND ANSWERS ABOUT THE
ALLEGIANCE COMMUNITY BANK SPECIAL MEETING OF SHAREHOLDERS

The following are answers to certain questions that you may have regarding the special meeting.  We urge you to read carefully the remainder of this document because the information in this section may not provide all that might be important to you in determining how to vote.  Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:           WHAT ARE HOLDERS OF ALLEGIANCE COMMUNITY BANK COMMON STOCK BEING ASKED TO VOTE ON?

A:           Holders of Allegiance Community Bank common stock are being asked to vote on the adoption of the merger agreement by and among BCB Bancorp, Inc.  BCB Community Bank and Allegiance Community Bank, dated as of April 4, 2011 (the “Merger Agreement”), pursuant to which Allegiance Community Bank will be merged with and into BCB Community Bank (the “Merger”) and to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of adoption of the Merger Agreement.

Q:           WHAT DO I NEED TO DO NOW?

A:           After you have carefully read this document, you may vote by completing, signing, dating and returning your proxy card in the enclosed prepaid return envelope as soon as possible.  This will enable your shares to be represented and voted at the special meeting.

Q:           WHY IS MY VOTE IMPORTANT?

A:           The Merger Agreement must be adopted by two-thirds of the issued and outstanding shares of Allegiance Community Bank common stock.  A failure to vote will have the same effect as a vote against the Merger Agreement.

Q:           IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:           No.  Your broker will not be able to vote your shares without instructions from you.  You should instruct your broker to vote your shares, following the instructions your broker provides.

Q:           WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:           If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares.  Broker non-votes will count towards determining that a quorum exists at the special meeting.  However, broker non-votes will not count as a vote with respect to the Merger Agreement, and therefore will have the same effect as a vote against the Merger Agreement.

Q:           CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:           Yes.  All shareholders are invited to attend the special meeting.  Shareholders of record can vote in person at the special meeting by executing a proxy card.  If a broker holds your shares in street name, then you are not the shareholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q:           CAN I CHANGE MY VOTE?

A:           Yes.  If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Secretary of Allegiance Community Bank;

•	submitting a new proxy card (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:           SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:           Please DO NOT send your stock certificates with your proxy card.  Instructions will be sent to you under separate cover following completion of the Merger.

Q:           WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:           BCB Bancorp, BCB Community Bank and Allegiance Community Bank currently expect to complete the Merger during the fourth quarter of 2011, assuming all of the conditions to completion of the Merger have been satisfied.

Q:           WHAT WILL SHAREHOLDERS OF ALLEGIANCE COMMUNITY BANK RECEIVE IN THE MERGER?

A:           If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of Allegiance Community Bank common stock will be converted into the right to receive 0.35 share of BCB Bancorp common stock for each share of Allegiance Community Bank common stock, subject to adjustment as described in the Merger Agreement and in this document.

Q:           WHOM SHOULD I CALL WITH QUESTIONS?

A:           You should direct any questions regarding the special meeting of shareholders or the Merger to David J. Onderko, President and Chief Executive Officer, Allegiance Community Bank, 200 Valley Street, South Orange, New Jersey 07079, (973) 761-5553.

SUMMARY

Allegiance Community Bank, BCB Bancorp, Inc. and BCB Community Bank have approved, subject to the approval of Allegiance Community Bank’s shareholders, a Merger Agreement, pursuant to which Allegiance Community Bank will merge with and into BCB Community Bank, and Allegiance Community Bank will cease to exist as a separate entity.  This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the Merger Agreement. In addition, we incorporate by reference important business and financial information about BCB Bancorp, Inc. into this document. For a description of this information, see “Incorporation of Certain Documents by Reference” on page 61. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page i of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to: (i) statements of goals, intentions and expectations; (ii) statements regarding business plans, prospects, growth and operating strategies; (iii) statements regarding the asset quality of loan and investment portfolios; (iv) statements regarding estimates of risks and future costs and benefits; and (v) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning.  These forward-looking statements are based on current beliefs and expectations of the management of BCB Bancorp, Inc., BCB Community Bank and Allegiance Community Bank and are inherently subject to significant business, economic and competitive uncertainties and contingencies, including those described in the section entitled “Risk Factors,” many of which are beyond the control of BCB Bancorp, Inc., BCB Community Bank and Allegiance Community Bank. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See “Forward–Looking Statements” on page 62.

The Merger Agreement is attached to this document as Appendix A.  We encourage you to read this agreement carefully, as it is the legal document that governs the merger of Allegiance Community Bank with and into BCB Community Bank.

Parties to the Merger (page 22)

BCB Bancorp, Inc.
BCB Community Bank

BCB Bancorp, Inc. (“BCB”) is a New Jersey corporation, which on May 1, 2003, became the holding company parent of BCB Community Bank (“BCB Bank”).  BCB has not engaged in any significant business activity other than owning all of the outstanding common stock of BCB Bank.  BCB’s executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002.  BCB’s telephone number is (201) 823-0700. At March 31, 2011, BCB had $1.1 billion in consolidated assets, $878.9 million in consolidated deposits and $100.0 million in consolidated stockholders’ equity.  BCB is subject to extensive regulation by the Board of Governors of the Federal Reserve System.

BCB Bank, formerly known as Bayonne Community Bank, was chartered as a New Jersey bank on October 27, 2000, and BCB Bank opened for business on November 1, 2000.  BCB Bank operates through nine branches in Bayonne, Hoboken, Jersey City and Monroe Township, New Jersey, and through BCB’s executive office located at 104-110 Avenue C, Bayonne, New Jersey 07002. BCB Bank’s deposit accounts are insured by the Federal Deposit Insurance Corporation and BCB Bank is a member of the Federal Home Loan Bank System.

Allegiance Community Bank (page 23)

Allegiance Community Bank was founded in 2000 and headquartered at 200 Valley Street in South Orange, New Jersey. Allegiance Community Bank serves its customers through two offices located in South Orange and Woodbridge, New Jersey.  It offers a variety of financial products for customers, businesses, and non-profit organizations. As of March 31, 2011, Allegiance Community Bank’s total assets, deposits, and shareholders’ equity were approximately $124.6 million, $103.2 million, and $7.2 million, respectively.  Allegiance Community Bank’s principal executive office is located at 200 Valley Street, South Orange, New Jersey 07079 and the telephone number is (973) 761-5553.

What Allegiance Community Bank Shareholders Will Receive in the Merger (page 23)

If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of Allegiance Community Bank common stock will be converted into the right to receive 0.35 share of BCB common stock, which is referred to as the exchange ratio, subject to adjustment under certain circumstances.  If Allegiance Community Bank’s common shareholders’ equity, as adjusted in the Merger Agreement, falls below $6.65 million as of the month end prior to closing, the exchange ratio will be lowered according to a formula set forth in the Merger Agreement and this document. In the event of certain decreases in the stock price of BCB and the Nasdaq Bank Index, as described in the Merger Agreement and this document, Allegiance Community Bank may elect to terminate the Merger Agreement unless BCB elects to increase the exchange ratio.

Material United States Federal Income Tax Consequences of the Merger (page 49)

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to your shares of Allegiance Community Bank common stock upon receiving shares of BCB common stock in the Merger, except with respect to any cash received in lieu of a fractional share interest in BCB common stock.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page 49 for a more complete discussion of the federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the Merger to you.

Your Board of Directors Unanimously Recommends Shareholder Adoption of the Merger (page 27)

Allegiance Community Bank’s board of directors after careful review and consideration of the terms of the Merger Agreement, approved entering into the Merger Agreement and all directors have agreed to vote shares of Allegiance Community Bank stock they own as of the record date in favor of the adoption of the Merger Agreement. Allegiance Community Bank’s board of directors believes that the Merger and the Merger Agreement are fair to and in the best interests of Allegiance Community Bank and its shareholders and unanimously recommends that you vote “FOR” approval and adoption of the Merger Agreement. See “Recommendation of the Allegiance Community Bank Board of Directors and Reasons for the Merger.”

Opinion of Allegiance Community Bank’s Financial Advisor (page 29 and Appendix B)

On April 4, 2011, RP Financial, LC. (“RP Financial”) rendered its opinion to the board of directors of Allegiance Community Bank that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Allegiance Community Bank’s shareholders.  The full text of RP Financial’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Appendix B.  Allegiance Community Bank shareholders are urged to read the opinion in its entirety.  RP Financial’s written opinion is addressed to the board of directors of Allegiance Community Bank, is directed only to the exchange ratio in the Merger and does not constitute a recommendation as to how any holder of Allegiance Community Bank common stock should vote with respect to the Merger or any other matter.

Special Meeting of Shareholders of Allegiance Community Bank (page 19)

Allegiance Community Bank will hold a special meeting of its shareholders on September 21, 2011, at 4:00 p.m., New Jersey time, at the South Orange Performing Arts Center at One SOPAC Way, South Orange, New Jersey.  At the special meeting of shareholders, you will be asked to vote to approve and adopt the Merger Agreement.

You may vote at the special meeting of shareholders if you owned shares of Allegiance Community Bank common stock at the close of business on the record date, August 8, 2011.  On that date, there were 1,841,538 shares of Allegiance Community Bank common stock outstanding and entitled to vote at the special meeting of shareholders. You may cast one vote for each share of Allegiance Community Bank common stock you owned on the record date.

Even if you expect to attend the special meeting of shareholders, Allegiance Community Bank recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Shareholder Vote Required (page 21)

Approval and adoption of the Merger Agreement requires the affirmative vote of two-thirds of the holders of the shares of Allegiance Community Bank common stock issued and outstanding on the record date.  A failure to vote or an abstention will have the same effect as a vote against the Merger.  As of the record date, directors and executive officers of Allegiance Community Bank beneficially owned 742,689 shares of Allegiance Community Bank common stock (excluding exercisable stock options) entitled to vote at the special meeting of shareholders.  This represents approximately 40.3% of the total votes entitled to be cast at the special meeting of shareholders. These individuals have agreed to vote “FOR” adoption of the Merger Agreement.

Holders of Allegiance Community Bank Common Stock Have Dissenters’ Rights (page 35 and Appendix C)

The holders of Allegiance Community Bank common stock are entitled to dissent from approval of the Merger and to receive the fair value of the shares if the Merger is consummated, provided they follow certain procedures.  These procedures are described at page 35 in the section “Dissenters’ Rights” and are set forth in Appendix C hereto.

Interests of Allegiance Community Bank’s Directors and Officers In the Merger That Are Different From Yours (page 37)

In considering the recommendation of the board of directors of Allegiance Community Bank to adopt the Merger Agreement, you should be aware that officers and directors of Allegiance Community Bank have compensation agreements or plans that give them interests in the Merger that are somewhat different from, or in addition to, their interests as Allegiance Community Bank shareholders. These interests and agreements include:

•
David Onderko, President and Chief Executive Officer of Allegiance Community Bank, and six other officers will receive payments and retain certain health and welfare benefits in the event of their termination of employment following the completion of the Merger;

•	Mr. Onderko has agreed to provide consulting services to BCB for three months following the completion of the Merger;

•
two directors of Allegiance Community Bank’s current board of directors, chosen at the sole discretion of BCB, will become members of the board of directors of BCB and BCB Bank upon the completion of the Merger;

•	directors of Allegiance Community Bank’s current board of directors who do not join the boards of BCB or BCB Bank will be appointed to an advisory board of BCB Bank; and

•
directors and officers of Allegiance Community Bank will be indemnified for three years by the combined company with respect to acts or omissions by them in their capacities as such prior to the completion of the Merger.

Regulatory Approvals Required For the Merger (page 45)

The Merger cannot be completed without the prior written approval of the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance.  BCB Bank is in the process of seeking these approvals.  BCB Bank received the approval of the New Jersey Department of Banking and Insurance on July 19, 2011. While BCB Bank does not know of any reason why it would not be able to obtain the remaining approval in a timely manner, BCB Bank cannot assure you that this approval will occur or what the timing may be or that the remaining approval will not be subject to one or more conditions that affect the advisability of the Merger.

Conditions to the Merger (page 44)

Completion of the Merger depends on a number of conditions being satisfied or waived, including the following:

•	Allegiance Community Bank shareholders must have adopted the Merger Agreement by a vote of two-thirds of the outstanding shares of common stock;

•	there must be no order, decree or injunction by which the Merger is restrained or enjoined;

•	there must be no statute, rule or regulation in existence which prohibits or makes completion of the Merger illegal;

•
the receipt of all regulatory approvals and other necessary approvals of governmental entities, including the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance, and all statutory waiting periods must have expired;

•
BCB’s registration statement filed with the Securities and Exchange Commission of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•
the shares of BCB common stock to be issued to Allegiance Community Bank shareholders in the Merger must have been approved for listing on the Nasdaq Global Market and such shares must be delivered to the exchange agent before the closing date of the transaction;

•
the representations and warranties of the parties to the Merger Agreement must be, subject to certain limited exceptions, true and correct except to the extent that the failure of the representations and warranties to be so true and correct do not have and are not reasonably expected to have, individually or in the aggregate, a material adverse effect on Allegiance Community Bank or BCB, as appropriate;

•
Allegiance Bank and BCB must have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by them at or prior to the closing date of the transaction;

•	Allegiance Bank and BCB must have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger;

•	Neither BCB nor Allegiance Community Bank will have suffered a material adverse effect; and

•	As of the closing date of the transaction, unless required by bank regulators, Allegiance Community Bank will not have issued any preferred stock.

BCB may terminate the Merger Agreement if holders of more than 10% of Allegiance Community Bank’s common stock exercise their right to dissent from approving the Merger and instead demand the fair value of their shares.

Although BCB anticipates the closing will occur during the fourth quarter of 2011, because the satisfaction of certain of these conditions is beyond our control, BCB cannot be certain when, or if, the conditions to the Merger will be satisfied or waived or whether the Merger will be completed.

No Solicitation (page 46)

Subject to certain exceptions, Allegiance Community Bank has agreed not to initiate, solicit, induce or knowingly encourage any inquiries or the making of any proposal or offer from any third party relating to an acquisition of Allegiance Community Bank, or enter into an agreement relating to an acquisition proposal by a third party. Notwithstanding these restrictions, however, the Merger Agreement provides that, under specified circumstances, in response to an unsolicited acquisition proposal or inquiry from a third party which, in the good faith judgment of the Allegiance Community Bank board of directors, is or reasonably likely to result in a proposal which is superior to the Merger with BCB,

Allegiance Community Bank may furnish information regarding Allegiance Community Bank and participate in discussions and negotiations with such third party.

Termination of the Merger Agreement (page 47)

BCB and Allegiance Community Bank may mutually agree at any time to terminate the Merger Agreement without completing the merger, even if the Allegiance Community Bank shareholders have approved it.  Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the Merger is not consummated by March 31, 2012, if the required regulatory approval is not received or if the shareholders of Allegiance Community Bank do not approve the Merger.  In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party, including breaches of representations, warranties and covenants, unless the breach is capable of being cured by March 31, 2012, and is cured within 30 days of the notice of breach (provided that the terminating party is not then in material breach of the Merger Agreement), or such breach would cause the failure of conditions to the terminating party’s obligation to close.  Allegiance Community Bank may terminate the Merger Agreement if BCB’s stock price and the Nasdaq Bank Index fall below thresholds set forth in the Merger Agreement and BCB does not increase the exchange ratio pursuant to a prescribed formula or, under certain limited circumstances, if Allegiance Community Bank has received a proposal which its board of directors determines is superior to the Merger with BCB.

Termination Fee (page 48)

If the Merger is terminated pursuant to specified situations in the Merger Agreement whereby Allegiance Community Bank accepts a “superior proposal,” as defined in the Merger Agreement, withdraws or modifies its recommendation of the Merger Agreement or enters into an acquisition proposal under certain circumstances, Allegiance Community Bank may be required to pay a termination fee to BCB of $350,000.  Allegiance Community Bank agreed to this termination fee arrangement in order to induce BCB to enter into the Merger Agreement.  The termination fee requirement may discourage other companies from trying or proposing to combine with Allegiance Community Bank before the Merger is completed.

BCB as an inducement to Allegiance Community Bank to enter into the Merger Agreement will pay a termination fee of $350,000 to Allegiance Community Bank if BCB unilaterally decides not to complete the Merger following the satisfaction of all conditions to closing.

Comparison of Shareholders’ Rights (page 53)

The rights of Allegiance Community Bank shareholders who continue as BCB shareholders after the Merger will be governed by New Jersey corporate law and the certificate of incorporation and bylaws of BCB rather than by New Jersey banking law and the certificate of incorporation and bylaws of Allegiance Community Bank.

SELECTED HISTORICAL FINANCIAL DATA FOR BCB BANCORP, INC. AND FOR ALLEGIANCE COMMUNITY BANK

BCB Bancorp, Inc.

The following tables set forth selected consolidated historical financial and other data of BCB for the periods and as of the dates indicated.  The information at and for the quarters ended March 31, 2011 and 2010 is unaudited.  Information at December 31, 2010 and March 31, 2011, and for the year ended December 31, 2010, and three months ended March 31, 2011, reflect BCB’s acquisition of Pamrapo Bancorp, Inc., which was completed on July 6, 2010.  Per share data has been adjusted for all periods to reflect the common stock dividends paid by BCB.  Due to the relative size of Allegiance Community Bank as compared to BCB, Allegiance Community Bank is not considered a significant acquisition by BCB under Securities and Exchange Commission rules.

	At March 31,	At December 31,
	2011	2010	2009	2008	2007	2006
	(In thousands)
Total assets	$1,099,867	$1,106,888	$631,503	$578,624	$563,477	$510,835
Cash and cash equivalents	66,223	121,127	67,347	6,761	11,780	25,837
Securities, held to maturity	226,208	165,572	132,644	141,280	165,017	148,672
Loans receivable	765,397	773,101	401,872	406,826	364,654	318,130
Deposits	878,871	886,288	463,738	410,503	398,819	382,747
Borrowings	114,124	114,124	114,124	116,124	114,124	74,124
Stockholders’ equity	99,981	98,974	51,391	49,715	48,510	51,963

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(In thousands, except for per share amounts)
Net interest income	$9,672	$4,742	$26,432	$19,384	$19,960	$17,173	$17,784
Provision for loan losses	350	450	2,450	1,550	1,300	600	625
Non-interest income (loss)	453	241	13,862	931	(2,054)	1,092	1,260
Non-interest expense	6,629	3,269	22,013	12,396	11,314	10,718	9,632
Income tax provision	1,225	546	1,505	2,621	1,820	2,509	3,220
Net income	$1,921	$718	$14,326	$3,748	$3,472	$4,438	$5,567
Net income per share:
Basic	$0.20	$0.15	$2.06	$0.81	$0.75	$0.92	$1.11
Diluted	$0.20	$0.15	$2.05	$0.80	$0.74	$0.90	$1.08
Dividends declared per share	$0.12	$0.12	$0.48	$0.48	$0.41	$0.32	$0.30

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Selected Financial Ratios and Other Data(1):
Return on average assets (ratio of net income to average total assets)	0.69%	0.45%	1.62%	0.61%	0.60%	0.83%	1.13%
Return on average shareholders’ equity (ratio of net income to average stockholders’ equity)	7.81	5.57	22.67	7.34	7.00	8.86	11.12
Non-interest income (loss) to average assets	0.16	0.15	1.57	0.15	(0.36)	0.20	0.26
Non-interest expense to average assets	2.40	2.06	2.49	2.03	1.97	1.99	1.96
Net interest rate spread during the period	3.36	2.77	2.81	2.88	3.09	2.71	3.19
Net interest margin (net interest income to average interest earning assets)	3.57	3.06	3.05	3.24	3.54	3.26	3.69
Ratio of average interest-earning assets to average interest-bearing liabilities	116.49	113.65	115.05	114.07	115.05	116.94	118.09
Cash dividend payout ratio	60.00	80.00	23.30	59.26	54.67	34.78	26.98

Asset Quality Ratios:
Non-performing loans to total loans at end of period	5.57	3.33	5.35	2.92	0.90	1.16	0.10
Non-performing loans to total assets at end of period	3.92	2.07	3.78	1.89	0.64	0.76	0.06
Non-performing assets to total assets at end of period	4.23	2.38	4.10	2.09	0.89	0.81	0.06
Allowance for loan losses to non-performing loans at end of period	19.46	50.24	20.13	55.68	142.27	95.13	1,155.73
Allowance for loan losses to total loans at end of period	1.08	1.67	1.08	1.62	1.28	1.10	1.16

Capital Ratios:
Stockholders’ equity to total assets at end of period	9.09	8.05	8.94	8.14	8.59	8.61	10.17
Average stockholders’ equity to average total assets	8.88	8.12	7.14	8.35	8.61	9.32	10.19
Tier 1 capital to average assets	9.33	8.68	9.16	8.68	9.22	8.81	10.91
Tier 1 capital to risk weighted assets	16.91	13.76	14.95	13.11	13.38	13.05	15.36
_______________
(1)	Ratios for the three months ended March 31, 2011 and 2010 have been annualized.

Allegiance Community Bank

The following tables set forth selected unaudited financial data of Allegiance Community Bank for the quarters ended March 31, 2011 and 2010 and audited historical financial data of Allegiance Community Bank for the years ended December 31, 2006 through December 31, 2010.

	At March 31,	At December 31,
	2011	2010	2009	2008	2007	2006
	(In thousands, except per share data)
Selected financial condition data:
Total assets	$124,581	$121,348	$112,719	$109,922	$85,957	$74,255
Loans, net	82,983	82,896	79,496	73,662	61,105	50,257
Securities available for sale	30,404	29,475	25,773	24,007	14,862	13,560
Cash and due from banks	7,252	4,986	2,964	7,954	6,297	6,585
Securities, restricted	805	805	780	816	369	327
Deposits	103,170	100,135	91,922	87,158	73,821	61,662
Borrowings	14,000	14,000	14,000	15,500	6,000	5,250
Shareholders’ equity	$7,150	$7,018	$6,555	$6,927	$5,846	$6,783
Common shares outstanding	1,841,538	1,841,538	1,841,538	1,841,538	1,476,273	1,476,273

	As of or for the Three Months Ended March 31,		As of or for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(In thousands, except per share data)
Selected operations data:
Interest income	$1,375	$1,390	$5,616	$5,743	$5,503	$4,847	$4,425
Interest expense	463	544	2,085	3,037	3,147	2,940	2,131
Net interest income	912	846	3,531	2,706	2,356	1,907	2,294
Provision for loan losses	25	30	370	119	207	202	120
Net interest income after provision for loan losses	887	816	3,161	2,587	2,149	1,705	2,174
Other income	51	72	408	837	146	32	131
Non-interest expense	838	788	3,189	3,413	3,090	2,775	2,717
Income (loss) before income taxes	100	100	380	11	(795)	(1,038)	(412)
Income taxes (benefit)	—	—	—	—	—	—	(165)
Net income (loss)	$100	$100	$380	$11	$(795)	$(1,038)	$(247)

Stock and related per share data:
Earnings (loss) per common share:
Basic	$0.05	$0.05	$0.21	$0.01	$(0.48)	$(0.70)	$(0.17)
Diluted	0.05	0.05	0.21	0.01	(0.48)	(0.70)	(0.17)
Book value	3.88	3.71	3.81	3.56	3.76	3.96	4.59

	As of or for the Three Months Ended March 31,		As of or for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Selected financial ratios and other data:	(Dollars in thousands, except per share data)
Performance ratios: (1)
Return (loss) on average assets	0.33%	0.35%	0.32%	0.01%	(0.85)%	(1.37)%	(0.35)%
Return (loss) on average equity	5.79	6.05	5.41	0.17	(12.79)	(15.90)	(3.58)
Net interest rate spread	3.24	3.27	3.25	2.58	2.18	2.62	3.27
Net interest margin	3.24	3.23	3.23	2.53	2.29	2.66	3.47
As a percentage of average assets:
Non-interest income	0.04%	0.06%	0.35%	0.72%	0.16%	0.04%	0.19%
Non-interest expense	0.69	0.69	2.71	2.95	3.30	3.65	3.90
Efficiency ratio	88.12%	86.98%	87.16%	114.49%	124.59%	145.68%	112.05%

Capital ratios:
Total risk-based capital	11.02%	10.39%	10.53%	10.30%	10.16%	9.66%	12.98%
Tier 1 risk-based capital	9.77	9.16	9.28	9.05	8.92	8.46	11.84
Tier 1 (core) capital	5.60	5.55	5.56	5.58	5.89	6.48	8.98
Ratio of shareholders’ equity to total assets	5.74	5.82	5.78	5.82	6.30	6.80	9.13

Asset quality ratios:
Total non-accruing loans	$3,593	$1,944	$3,537	$1,694	$1,271	$524	$83
Non-performing assets (2)	3,593	1,944	3,599	1,694	1,726	888	1,305
Allowance for loan losses	978	902	1,254	906	844	750	612
Net loan (charge-offs) recoveries	(301)	(34)	(22)	(57)	(113)	(64)	(114)

Total non-accruing loans to total loans	4.28%	2.43%	4.20%	2.11%	1.71%	0.85%	0.17%
Total non-performing assets as a percentage of total assets	2.88	1.66	2.97	1.50	1.57	1.03	1.76
Allowance for loan losses to total loans	1.16	1.13	1.49	1.13	1.13	1.21	1.25
Net (charge-offs) recoveries to average loans	(0.36)	(0.04)	(0.03)	(0.07)	(0.15)	(0.11)	(0.23)

Other data:
Number of banking offices	2	2	2	2	2	2	1
Full time equivalent employees	22	19	20	18	23	24	18
_______________
(1)	Ratios for the three months ended March 31, 2011 and 2010 have been annualized.
(2)	Includes non-accrual loans, loans past due 90 days and still accruing and other real estate owned.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for adoption of the Merger Agreement.

Risks Related to the Merger

Regulatory Approval May Not be Received, May Take Longer Than Expected or May Impose Conditions That are Not Presently Anticipated or Cannot be Met.

Before the transaction contemplated in the Merger Agreement, including the Merger, may be completed, various approvals or consents must be obtained from the Federal Deposit Insurance Corporation (the “FDIC”) and the New Jersey Department of Banking and Insurance (“NJDBI”).  The FDIC or NJDBI may impose conditions on the completion of the Merger or require changes to the terms of the Merger Agreement. Although Allegiance Community Bank does not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transaction contemplated in the Merger Agreement or imposing additional costs on or limiting BCB’s revenues, any of which might have a material adverse effect on BCB following the Merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Merger Agreement May Be Terminated in Accordance With Its Terms and The Merger May Not Be Completed.

The Merger Agreement with Allegiance Community Bank is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: Allegiance Community Bank shareholder approval, regulatory approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements.  In addition, certain circumstances exist where Allegiance Community Bank may choose to terminate the Merger Agreement, including the acceptance of a superior proposal as defined in the Merger Agreement or the decline in BCB’s share price to more than 20% below $10.58 ($8.46) as of the first date when all regulatory approvals for the Merger have been received combined with such decline being at least 20% greater than a corresponding price decline of the Nasdaq Bank Index, with no adjustment made to the exchange ratio by BCB. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

BCB May Fail to Realize the Anticipated Benefits of the Merger, and the Value of the BCB Stock Received by Holders of Allegiance Community Bank Shares as Consideration for the Merger May Decline.

The success of the Merger will depend on, among other things, BCB’s ability to realize anticipated synergies by combining the businesses of BCB Bank and Allegiance Community Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Allegiance Community Bank nor result in decreased revenues resulting from any loss of customers.  If BCB is not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected, adversely affecting the value of BCB common stock, including those which Allegiance Community Bank shareholders have received as consideration for the Merger.

BCB Bank and Allegiance Community Bank have operated and, until the completion of the Merger, will continue to operate, independently.  Certain employees of Allegiance Community Bank will not be employed by BCB or BCB Bank until after the Merger.  In addition, employees of Allegiance Community Bank that BCB Bank wishes to retain may elect to terminate their employment as a result of the Merger which could delay or disrupt the integration process.  It is possible that the integration process could result in the disruption of Allegiance Community Bank’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of BCB Bank to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger.

Allegiance Community Bank Shareholders Cannot Be Certain of the Market Value of The Merger Consideration They Will Receive, Because the Market Price of BCB Common Stock Will Fluctuate and in a limited circumstance the Exchange Ratio is subject to a downward adjustment.

Upon completion of the Merger, each share of Allegiance Community Bank common stock is expected be converted into merger consideration consisting of 0.35 of a share of BCB common stock.  The market value of the merger consideration may vary from the closing price of BCB common stock on the date it announced the Merger, on the date that this document was mailed to Allegiance Community Bank shareholders, on the date of the special meeting of the Allegiance Community Bank shareholders and on the date it completes the Merger and thereafter.  Any change in the market price as contemplated by the Merger Agreement of BCB common stock or exchange ratio prior to completion of the Merger will affect the amount of and the market value of the merger consideration that Allegiance Community Bank shareholders will receive upon completion of the Merger.  If Allegiance Community Bank’s common shareholders’ equity, as adjusted in the Merger Agreement, falls below $6.65 million the month end prior to closing (provided the effective time of the closing is after the 15th of the month, otherwise the previous  month end), the exchange ratio of 0.35 will be reduced as follows.  The exchange ratio plus the quotient obtained by Allegiance Community Bank’s shareholders’ equity adjusted to include verifiable expenses incurred by Allegiance Community Bank after the date the Merger Agreement was signed minus $6.8 million divided by 1,841,538, and further divided by BCB’s common stock average closing sales price as reported on Nasdaq for the five consecutive trading days immediately preceding the closing date.  The result will be rounded to three decimal points.  Accordingly, at the time of the special meeting, Allegiance Community Bank shareholders will not know or be able to calculate with certainty the market value of the merger consideration they would receive upon completion of the Merger.  Stock price changes may result from a variety of factors, including general market and economic conditions, changes in its respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond BCB’s control. You should obtain current market quotations for shares of BCB common stock and for shares of Allegiance Community Bank common stock before you vote.

Allegiance Community Bank Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

Allegiance Community Bank’s shareholders currently have the right to vote in the election of the Allegiance Community Bank board of directors and on other matters affecting Allegiance Community Bank. When the Merger occurs, each Allegiance Community Bank shareholder that receives shares of BCB common stock will become a shareholder of BCB with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Allegiance Community Bank. Because of this, Allegiance Community Bank’s shareholders will have less influence on the management and policies of BCB than they now have on the management and policies of Allegiance Community Bank.

Termination of the Merger Agreement Could Negatively Impact Allegiance Community Bank.

BCB and Allegiance Community Bank may terminate the Merger Agreement for the reasons set forth in the Merger Agreement. If the Merger Agreement is terminated, there may be various consequences including:

•
Allegiance Community Bank’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	the value of Allegiance Community Bank common stock might decline to the extent that the current value reflects a market assumption that the Merger will be completed.

If the Merger Agreement is terminated and Allegiance Community Bank’s board of directors seeks another merger or business combination, Allegiance Community Bank shareholders cannot be certain that Allegiance Community Bank will be able to find a party willing to pay an equivalent or more attractive price than the price BCB has agreed to pay in the Merger.

The Opinion of Allegiance Community Bank’s Financial Advisor Will Not Reflect Changes in Circumstances Between Signing the Merger Agreement and the Merger.

Allegiance Community Bank’s financial advisor, RP Financial, rendered an opinion dated April 4, 2011, to the Allegiance Community Bank board of directors, that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion including, without limitation, that the exchange ratio would be 0.35 of a share of BCB common stock to be received in respect of each share of Allegiance Community Bank common stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of Allegiance Community Bank common stock. RP Financial assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof.

Changes in the operations and prospects of BCB or Allegiance Community Bank, general market and economic conditions and other factors on which Allegiance Community Bank’s financial advisor’s opinion was based, may significantly alter the value of BCB or Allegiance Community Bank or the prices of shares of BCB common stock or Allegiance Community Bank common stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. The Allegiance Community Bank board of directors’ recommendation that holders of Allegiance Community Bank common stock vote “FOR” adoption of the Merger Agreement, however, is as of the date of this document. For a description of the opinion that Allegiance Community Bank received from its financial advisor, please refer to “The Merger and the Merger Agreement — Opinion of Allegiance Community Bank’s Financial Advisor.” For a description of the other factors considered by Allegiance Community Bank’s board of directors in determining to approve the Merger, please refer to “The Merger and the Merger Agreement — Recommendation of the Allegiance Community Bank Board of Directors and Reasons for the Merger.”

The Merger Agreement Limits Allegiance Community Bank’s Ability to Pursue Alternatives to the Merger.

The Merger Agreement contains “no shop” provisions that, subject to limited exceptions, limit Allegiance Community Bank’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Allegiance Community Bank. In addition, Allegiance Community Bank has agreed to pay BCB a termination fee in the amount of $350,000 in the event that Allegiance

Community Bank terminates the Merger Agreement for certain reasons.  These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Allegiance Community Bank from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the Merger, or might result in a potential competing acquirer’s proposing to pay a lower per share price to acquire Allegiance Community Bank than it might otherwise have proposed to pay. Allegiance Community Bank can consider and participate in discussions and negotiations with respect to an alternative proposal so long as the Allegiance Community Bank board of directors determines in good faith (after consultation with legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to Allegiance Community Bank shareholders under applicable law.

The Shares of BCB Common Stock to be Received by Allegiance Community Bank Shareholders as a Result of the Merger Will Have Different Rights From the Shares of Allegiance Community Bank Common Stock.

Upon completion of the Merger, Allegiance Community Bank shareholders will become BCB shareholders and their rights as shareholders will be governed by the certificate of incorporation and bylaws of BCB.  The rights associated with Allegiance Community Bank common stock are different from the rights associated with BCB common stock. Please see “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with BCB common stock.

Risks Related to BCB

BCB’s Loan Portfolio Consists of a High Percentage of Loans Secured by Commercial Real Estate and Multi-family Real Estate.  These Loans are Riskier Than Loans Secured by One- to four-family Properties.

At March 31, 2011, $400.4 million, or 51.7% of BCB’s loan portfolio, consisted of commercial and multi-family real estate loans.  BCB intends to continue to emphasize the origination of these types of loans.  These loans generally expose a lender to greater risk of nonpayment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrower’s business.  Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans.  Consequently, an adverse development with respect to one loan or one credit relationship can expose BCB to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

BCB May Not be Able to Successfully Maintain and Manage its Growth.

Since December 31, 2006, BCB’s assets have grown at a compound annual growth rate of 16.7%, its loan balances have grown at a compound annual growth rate of 19.4% and its deposits have grown at a compound annual growth rate of 18.3%.  BCB’s ability to continue to grow depends, in part, upon its ability to expand its market presence, successfully attract core deposits, and identify attractive commercial lending opportunities.

BCB cannot be certain as to its ability to manage increased levels of assets and liabilities.  BCB may be required to make additional investments in equipment and personnel to manage higher asset levels and loans balances, which may adversely impact its efficiency ratio, earnings and shareholder returns.

If BCB’s Allowance for Loan Losses is Not Sufficient to Cover Actual Loan Losses, its Earnings Could Decrease.

BCB’s loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. BCB may experience significant credit losses, which could have a material adverse effect on its operating results. BCB makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the amount of the allowance for loan losses, BCB reviews its loans, loss and delinquency experience, and evaluates economic conditions. If BCB’s assumptions prove to be incorrect, its allowance for loan losses may not cover losses in its loan portfolio at the date of the financial statements. Material additions to its allowance would materially decrease its net income.  At March 31, 2011, BCB’s allowance for loan losses totaled $8.4 million, representing 1.08% of total loans.  In addition, BCB was required to incur credit marks relating to its acquisition of Pamrapo Bancorp, Inc. in July 2010.  Loans acquired by BCB in the Pamrapo Bancorp, Inc. merger were recorded at fair value with no carryover of the related allowance for loan losses.  The outstanding principal balance and carrying value of the acquired Pamrapo Bancorp, Inc. loans was $362.5 million and $358.0 million at March 31, 2011, respectively.

While BCB has only been operating for ten years, BCB has experienced significant growth in its loan portfolio, particularly its loans secured by commercial real estate.  Although BCB believes it has underwriting standards to manage normal lending risks, and although it had $46.6 million, or 4.2% of total assets consisting of non-performing assets at March 31, 2011, it is difficult to assess the future performance of BCB’s loan portfolio due to the relatively recent origination of many of these loans.  BCB can give you no assurance that its non-performing loans will not increase or that its non-performing or delinquent loans will not adversely affect its future performance.

In addition, federal and state regulators periodically review BCB’s allowance for loan losses and may require BCB to increase its allowance for loan losses or recognize further loan charge-offs. Any increase in the allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on BCB’s results of operations and financial condition.

BCB Depends Primarily on Net Interest Income for its Earnings Rather than Fee Income.

Net interest income is the most significant component of BCB’s operating income.  BCB does not rely on certain traditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services.  For the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009, BCB’s net interest income was $9.7 million, $26.4 million and $19.4 million, respectively.  The amount of BCB’s net interest income is influenced by the overall interest rate environment, competition, and the amount of interest-earning assets relative to the amount of interest-bearing liabilities.  In the event that one or more of these factors were to result in a decrease in its net interest income, BCB does not have significant sources of fee income to make up for decreases in net interest income.

If BCB’s Investment in the Federal Home Loan Bank of New York is Considered to be Impaired, Its Earnings and Shareholders’ Equity Could Decrease.

BCB owns common stock of the Federal Home Loan Bank of New York (FHLB-NY).  BCB holds the FHLB-NY common stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB-NY’s advance program. The aggregate cost and carrying value of BCB’s FHLB-NY common stock as of March 31, 2011 was $6.7 million based on its par value. There is no market for BCB’s FHLB-NY common stock.

Recent published reports indicate that certain member banks of the Federal Home Loan Bank System may be subject to accounting rules and asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLB-NY, could be substantially diminished or reduced to zero. Consequently, BCB believes that there is a risk that its investment in FHLB-NY common stock could be deemed impaired at some time in the future, and if this occurs, it would cause BCB’s earnings and shareholders’ equity to decrease by the after-tax amount of the impairment charge.

Fluctuations in Interest Rates Could Reduce BCB’s Profitability.

BCB realizes income primarily from the difference between the interest it earns on loans and investments and the interest it pays on deposits and borrowings. The interest rates on BCB’s assets and liabilities respond differently to changes in market interest rates, which means its interest-bearing liabilities may be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. In either event, if market interest rates change, this “gap” between the amount of interest-earning assets and interest-bearing liabilities that reprice in response to these interest rate changes may work against BCB, its earnings may be negatively affected.

BCB is unable to predict fluctuations in market interest rates, which are affected by, among other factors, changes in the following:

•	inflation rates;

•	business activity levels;

•	money supply; and

•	domestic and foreign financial markets.

The value of BCB’s investment portfolio and the composition of its deposit base are influenced by prevailing market conditions and interest rates. BCB’s asset-liability management strategy, which is designed to mitigate the risk to BCB from changes in market interest rates, may not prevent changes in interest rates or securities market downturns from reducing deposit outflow or from having a material adverse effect on its results of operations, its financial condition or the value of its investments.

Adverse Events in New Jersey, where BCB’s Business is Concentrated, Could Adversely Affect its Results and Future Growth.

BCB’s business, the location of its branches and the real estate collateralizing its real estate loans are concentrated in New Jersey.  As a result, BCB is exposed to geographic risks.  The occurrence of an economic downturn in New Jersey, or adverse changes in laws or regulations in New Jersey could impact the credit quality of its assets, the business of its customers and its ability to expand its business.

BCB’s success significantly depends upon the growth in population, income levels, deposits and housing in its market area.  If the communities in which BCB operates do not grow or if prevailing economic conditions locally or nationally are unfavorable, its business may be negatively affected.  In addition, the economies of the communities in which BCB operates are substantially dependent on the growth of the economy in the State of New Jersey.  To the extent that economic conditions in New Jersey are unfavorable or do not continue to grow as projected, the economy in BCB’s market area would be adversely affected.  Moreover, BCB cannot give any assurance that it will benefit from any market growth or favorable economic conditions in its market area if they do occur.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions.  As of March 31, 2011, approximately 91.4% of BCB’s total loans were secured by real estate.  Adverse developments affecting commerce or real estate values in the local economies in its primary market areas could increase the credit risk associated with its loan portfolio. In addition, substantially all of BCB’s loans are to individuals and businesses in New Jersey. Its business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of BCB’s market area could have an adverse impact on its revenues and financial condition.  In particular, BCB may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs.  Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in BCB’s market area could adversely affect the value of its assets, revenues, results of operations and financial condition.

BCB Operates in a Highly Regulated Environment and May be Adversely Affected by Changes in Federal, State and Local Laws and Regulations.

BCB is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on BCB and its operations. Additional legislation and regulations that could significantly affect BCB’s powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on its financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on BCB’s results of operations and financial condition.

Like other bank holding companies and financial institutions, BCB must comply with significant anti-money laundering and anti-terrorism laws.  Under these laws, BCB is required, among other things, to enforce a customer identification program and file currency transaction and suspicious activity reports with the federal government.  Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws or make required reports.  Because BCB operates its business in the highly urbanized greater Newark/New York City metropolitan area, BCB may be at greater risk of scrutiny by government regulators for compliance with these laws.

ALLEGIANCE COMMUNITY BANK SPECIAL MEETING OF SHAREHOLDERS

Allegiance Community Bank is mailing this proxy statement-prospectus to you as an Allegiance Community Bank shareholder on or about August 19, 2011.  With this document, Allegiance Community Bank is sending you a notice of the Allegiance Community Bank special meeting of shareholders and a form of proxy that is solicited by the Allegiance Community Bank board of directors.  The special meeting will be held on September 21, 2011 at 4:00 p.m., New Jersey time, at the South Orange Performing Arts Center at One SOPAC Way, South Orange, New Jersey.

Matter to be Considered

The sole purpose of the special meeting of shareholders is to vote on the adoption of the Agreement and Plan of Merger by and among BCB, BCB Bank and Allegiance Community Bank, dated as of April 4, 2011, by which Allegiance Community Bank will be merged with and into BCB Bank.

You are also being asked to vote upon a proposal to adjourn or postpone the special meeting of shareholders.  Allegiance Community Bank could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Proxy Card, Revocation of Proxy

You should vote by completing and returning the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend.  You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to David J. Onderko, President and Chief Executive Officer of Allegiance Community Bank;

•	submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•	voting in person at the special meeting of shareholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card.  If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the foregoing proposal.  The board of directors of Allegiance Community Bank is presently unaware of any other matter that may be presented for action at the special meeting of shareholders.  If any other matter does properly come before the special meeting, the board of directors of Allegiance Community Bank intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Allegiance Community Bank. Allegiance Community Bank will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock.  In addition to solicitations by mail, Allegiance Community Bank’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on August 8, 2011, has been fixed as the record date for determining the Allegiance Community Bank shareholders entitled to receive notice of and to vote at the special meeting of shareholders.  At that time, 1,841,538 shares of Allegiance Community Bank common stock were outstanding, and were held by approximately 263 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Allegiance Community Bank common stock entitled to vote is necessary to constitute a quorum at the special meeting of shareholders.  Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the Merger Agreement.

Adoption of the Merger Agreement requires the affirmative vote of the holders of two-thirds of the shares of Allegiance Community Bank common stock issued and outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the Merger Agreement.  As of the record date, the directors and executive officers of Allegiance Community Bank beneficially owned 742,689 shares of Allegiance Community Bank common stock (excluding exercisable stock options) entitled to vote at the special meeting of shareholders.  This represents approximately 40.3% of the total votes entitled to be cast at the special meeting.  These individuals have entered into voting agreements pursuant to which they have agreed to vote “FOR” adoption of the Merger Agreement.

Recommendation of the Board of Directors

The Allegiance Community Bank board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement.  The board of directors of Allegiance Community Bank believes that the Merger Agreement is fair to Allegiance Community Bank shareholders and is in the best interest of Allegiance Community Bank and its shareholders and recommends that you vote “FOR” the adoption of the Merger Agreement.  See “The Merger and the Merger Agreement—Recommendation of the Allegiance Community Bank Board of Directors and Reasons for the Merger.”

THE MERGER AND THE MERGER AGREEMENT

The description of the Merger and the Merger Agreement contained in this proxy statement-prospectus describes the material terms of the Merger Agreement; however, it does not purport to be complete.  It is qualified in its entirety by reference to the Merger Agreement which is incorporated into this Proxy Statement/Prospectus by reference.  BCB has attached a copy of the Merger Agreement as Appendix A.

General

Pursuant to the Merger Agreement, Allegiance Community Bank will merge into BCB Bank, with BCB Bank as the surviving entity.  Outstanding shares of Allegiance Community Bank common stock will be converted into the right to receive shares of BCB common stock.  Cash will be paid in lieu of any fractional share of Allegiance Community Bank common stock.  See “Merger Consideration” below.  As a result of the Merger, the separate corporate existence of Allegiance Community Bank will cease and BCB Bank will succeed to all the rights and be responsible for all the obligations of Allegiance Community Bank.

The Parties

BCB Bancorp, Inc.
BCB Community Bank

BCB Bancorp, Inc. is a New Jersey corporation, which on May 1, 2003 became the holding company parent of BCB Community Bank.  BCB has not engaged in any significant business activity other than owning all of the outstanding common stock of BCB Bank.  On July 6, 2010, BCB completed its acquisition of Pamrapo Bancorp, Inc.  BCB’s executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002.  BCB’s telephone number is (201) 823-0700. At March 31, 2011, BCB had $1.1 billion in consolidated assets, $878.9 million in consolidated deposits and $100.0 million in consolidated stockholders’ equity.  BCB is subject to extensive regulation by the Board of Governors of the Federal Reserve System.

BCB Bank, formerly known as Bayonne Community Bank, was chartered as a New Jersey bank on October 27, 2000, and BCB Bank opened for business on November 1, 2000.  BCB Bank operates through nine branches in Bayonne, Hoboken, Jersey City and Monroe Township, New Jersey, and through BCB’s executive office located at 104-110 Avenue C, Bayonne, New Jersey 07002. BCB Bank’s deposit accounts are insured by the Federal Deposit Insurance Corporation and BCB Bank is a member of the Federal Home Loan Bank System.

BCB Bank is a community-oriented financial institution. Its business is to offer FDIC-insured deposit products and to invest funds held in deposit accounts at BCB Bank, together with funds generated from operations, in investment securities and loans. BCB Bank offers its customers:

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loans, including commercial and multi-family real estate loans, one- to four-family mortgage loans, home equity loans, construction loans, consumer loans and commercial business loans.  In recent years, the primary growth in BCB Bank’s loan portfolio has been in loans secured by commercial real estate and multi-family properties;

•	FDIC-insured deposit products, including savings and club accounts, non-interest bearing accounts, money market accounts, certificates of deposit and individual retirement accounts; and

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retail and commercial banking services, including wire transfers, money orders, traveler’s checks, safe deposit boxes, a night depository, federal payroll tax deposits, bond coupon redemption and automated teller services.

Allegiance Community Bank

Allegiance Community Bank was founded in 2000 and headquartered at 200 Valley Street in South Orange, New Jersey. Allegiance Community Bank serves its customers through two offices located in South Orange and Woodbridge, New Jersey.   It offers a variety of financial products for customers, businesses, and non-profit organizations. As of March 31, 2011, Allegiance Community Bank’s total assets, deposits, and shareholders’ equity were approximately $124.6 million, $103.2 million, and $7.2 million, respectively.  Allegiance Community Bank’s principal executive office is located at 200 Valley Street, South Orange, New Jersey 07079 and the telephone number is (973) 761-5553.

Allegiance Community Bank is a financial institution that invests in communities in which it operates for business.  It offers FDIC – insured deposit products such as:

•	savings and club accounts, non-interest bearing checking accounts, money market accounts, certificates of deposit and individual retirement accounts; and

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retail and commercial banking services, including personal on-line banking, commercial on-line cash management and remote deposit services, wire transfers, money orders, traveler’s checks, safe deposit boxes, a night depository, federal payroll tax deposits, bond coupon redemption and automated teller services.

Allegiance Community Bank invests its funds received primarily in loans and low risk government backed investments such as:

•	mixed-use commercial real estate loans, commercial lines and letters of credit, fully guaranteed SBA and USDA loans and home equity loans; and

•	low-risk government guaranteed securities such as mortgage-backed securities, CMOs, SBAs and Federal agency bonds.

Merger Consideration

Under the terms of the Merger Agreement, each outstanding share of Allegiance Community Bank common stock will convert into the right to receive 0.35 share of BCB common stock, subject to the adjustment mechanisms described below.

No fractional shares of BCB will be issued in connection with the Merger.  Instead, BCB will make a cash payment to each Allegiance Community Bank shareholder who would otherwise receive a fractional share.  Each share of Allegiance Community Bank common stock that is exchanged for common stock will be converted into the right to receive 0.35 share of BCB common stock.  Based upon the closing price of BCB on April 4, 2011, each 0.35 share of BCB would have a value of $3.61.

It is also possible that the merger consideration may be adjusted prior to the effective date of the Merger as a result of certain decreases in the price of BCB common stock. The Merger Agreement provides that if (i) the average closing price of a share of BCB common stock as reported on Nasdaq for the five consecutive full trading days (“BCB Market Value”) immediately preceding the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the

Merger have been received (disregarding any waiting period) (“Determination Date”) is less than $8.46; and (ii) if the number obtained by dividing the BCB Market Value on the Determination Date by $10.58 (the “BCB Ratio”) is less than the quotient obtained by dividing the average of the daily closing value of the Nasdaq Bank Index for the five consecutive trading days immediately preceding the Determination Date (“Final Index Price”) by the closing value of the Nasdaq Bank Index on the trading day ended two days preceding the execution of the Merger Agreement (“Initial Index Price”) minus 0.20, then Allegiance Community Bank may elect to terminate the Merger Agreement unless BCB elects to increase the merger consideration.  See “The Merger and the Merger Agreement—Termination; Amendment; Waiver.”  If Allegiance Community Bank elects to exercise its termination right as described above, it must give prompt written notice to BCB.  During the five-day period commencing with its receipt of such notice, BCB will have the option to increase the consideration to be received by the holders of Allegiance Community Bank common stock by adjusting the exchange ratio to be the lesser of (i) the product of 0.80 and $10.58 divided by the BCB Market Value multiplied by 0.35 or (ii) the product obtained by multiplying the quotient of the Final Index Price divided by Initial Index Price by $10.58 divided by the BCB Market Value multiplied by 0.35.  If BCB elects, it will give, within such five-day period, written notice to Allegiance Community Bank of such election to revise the exchange ratio, whereupon no termination will be deemed to have occurred and the Merger Agreement will remain in full force and effect in accordance with its terms (except as the exchange ratio will have been so modified).  Because the formula is dependent on the future price of BCB’s common stock and that of the index group, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of BCB common stock would be issued, to take into account the extent the average price of BCB’s common stock exceeded the decline in the average price of the common stock of the index group.

It is also possible that the merger consideration may be adjusted prior to the effective date of the Merger as a result of a certain decrease in the shareholders’ equity of Allegiance Community Bank. If Allegiance Community Bank’s common shareholders’ equity, as adjusted in the Merger Agreement, falls below $6.65 million the month end prior to closing (provided the effective time of the closing is after the 15th of the month, otherwise the previous  month end), the exchange ratio of 0.35 will be reduced as follows.  The exchange ratio plus the quotient obtained by Allegiance Community Bank’s shareholders’ equity adjusted to include verifiable expenses incurred by Allegiance Community Bank after the date the Merger Agreement was signed minus $6.8 million divided by 1,841,538, and further divided by BCB’s common stock average closing sales price as reported on Nasdaq for the five consecutive trading days immediately preceding the closing date (the “BCB Average Price”).  The result will be rounded to three decimal points.

Surrender of Stock Certificates

BCB will deposit with the exchange agent the certificates representing BCB’s common stock to be issued to Allegiance Community Bank shareholders in exchange for Allegiance Community Bank’s common stock.  Within five business days after the completion of the Merger, the exchange agent will mail to Allegiance Community Bank shareholders a letter of transmittal, together with instructions for the exchange of their Allegiance Community Bank stock certificates for the merger consideration.  Upon surrendering his or her certificate(s) representing shares of Allegiance Community Bank’s common stock, together with the signed letter of transmittal, the Allegiance Community Bank shareholder will be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of BCB common stock (if any) determined in accordance with the exchange ratio and (ii) a check representing the amount of cash in lieu of fractional shares, if any.  Until you surrender your Allegiance Community Bank stock certificates for exchange after completion of the Merger, you will not be paid dividends or other distributions declared after the Merger with respect to any BCB common stock into which your shares have been converted.  No interest will be paid or accrued to Allegiance Community Bank shareholders on the cash in lieu of fractional shares or unpaid dividends and distributions, if any.  After the completion of the Merger, there will be no further transfers of Allegiance Community Bank common stock.  Allegiance Community Bank stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you submit an election form and before you receive any consideration for your shares.

If any certificate representing shares of BCB’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

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pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the purchase price made available to the exchange agent that remains unclaimed by Allegiance Community Bank shareholders for twelve months after the effective time of the Merger will be returned to BCB’s transfer agent.  Any Allegiance Community Bank shareholder who has not exchanged shares of Allegiance Community Bank’s common stock for the purchase price in accordance with the Merger Agreement before that time may look only to BCB for payment of the purchase price for these shares and any unpaid dividends or distributions after that time.  Nonetheless, BCB, Allegiance Community Bank, the exchange agent or any other person will not be liable to any Allegiance Community Bank shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Background of the Merger

Since Allegiance Community Bank commenced business in 2000, it has been consistently focused on creating a community bank devoted to both customer and community service.  In the last two years, Allegiance Community Bank returned to profitability and remained well-capitalized after incurring losses in connection with the global financial meltdown.  Nonetheless, the board of directors of Allegiance Community Bank recognized that it could be difficult to maintain profitability and growth in light of, among other things, increased  compliance costs and regulatory pressures (including potentially higher capital requirements), and challenging economic conditions.  Faced with these challenges and recognizing the economic difficulties facing smaller banks in general, Allegiance Community Bank’s Board began to consider strategic solutions to these challenges. In 2008, Allegiance Community Bank consummated a private equity offering totaling approximately $1.6 million.  In addition, the Board commenced conversations with certain banks regarding possible combinations.  Moreover, the Board had discussions with certain private investors as to potential equity infusions, and considered raising capital through a preferred stock offering.

On January 10, 2011, the board of directors of Allegiance Community Bank met and considered a preferred stock offering, and continued to seek other investment and merger opportunities.

Following completion of its acquisition of Pamrapo Bancorp, Inc. in July 2010, the BCB board of directors considered various opportunities for growth through strategic acquisitions of, or combinations with, other financial institutions. During the fourth quarter of 2010, BCB retained FinPro, Inc. (“FinPro”) to prepare a strategic plan, which included the evaluation of potential merger targets that shared BCB’s community banking philosophy and would enhance the BCB market footprint.  FinPro identified various merger targets, including Allegiance Community Bank, to the board of directors at a January 10, 2011 board meeting.  Subsequently, FinPro was authorized by BCB to contact Allegiance Community Bank to determine their interest in a business combination.  BCB chose Allegiance Community Bank based upon its franchise footprint, financial condition and expected ease of integration.

FinPro contacted a member of Allegiance Community Bank’s board of directors in mid-January to broach the topic of a merger with a larger financial institution.  The board member needed to discuss the topic with the rest of Allegiance Community Bank’s board of directors.  The board of directors of Allegiance Community Bank met on January 24, 2011 to discuss the opportunity with BCB and responded favorably.  A meeting was arraigned between the chairman and a board member of Allegiance Community Bank and the chairman and vice chairman of BCB along with a representative from FinPro.  The meeting, on January 25, 2011 resulted in both parties deciding to continue discussions with one another.

On February 9, 2011, BCB’s board of directors met to discuss the submission of a non-binding proposal for the acquisition of Allegiance Community Bank.  After considering the advice of FinPro, its financial advisor and a discussion of the rationale for the proposed transaction, the board agreed on a proposed non-binding offer for Allegiance Community Bank based upon an exchange ratio range of 0.34 to 0.36 of a BCB share for one share of Allegiance Community Bank stock in an all stock transaction. The board authorized BCB management to submit a non-binding proposal to Allegiance Community Bank and to conduct a due diligence investigation.  The non-binding letter of intent was received by Allegiance Community Bank on February 11, 2011 at which time it was distributed to the board of directors of Allegiance Community Bank for review.  On February 14, 2011, the board of directors of Allegiance Community Bank met and after considering the non-binding offer, invited BCB to perform due diligence.

On February 24 and 25, 2011, representatives of BCB and its advisors conducted a detailed due diligence investigation of Allegiance Community Bank, and on February 28, 2011 and March 1, 2011, representatives of Allegiance Community Bank conducted a due diligence investigation of BCB.  The board of directors of Allegiance Community Bank met on February 28, 2011 and discussed the preliminary results of the due diligence earlier that day and whether the BCB due diligence was completed on February 25, 2011.  The board of directors of BCB met on March 3, 2011 to review the due diligence findings presented by management and their advisors.  Based on the results of its due diligence, on March 7, 2011, BCB offered a revised non-binding proposal with a fixed exchange ratio of 0.35 of a BCB share for one share of Allegiance Community Bank stock.  Allegiance Community Bank accepted the proposal and invited BCB to prepare a definitive Merger Agreement.

BCB management and FinPro met with representatives of the FDIC and the New Jersey Department of Banking and Insurance on March 9, 2011 to assess any potential regulatory hurdles to consummating a merger with Allegiance Community Bank.  On March 15, 2011, Luse Gorman Pomerenk & Schick, P.C. (“Luse Gorman”), outside counsel to BCB, delivered a draft Merger Agreement to Allegiance Community Bank and its outside counsel, Saiber LLC (“Saiber”).

On March 16, 2011, the board of directors of Allegiance Community Bank met with Saiber to evaluate the definitive Merger Agreement.

On March 22, 2011, Saiber delivered to Allegiance Community Bank and Luse Gorman a revised draft of the Merger Agreement, and the parties and their legal advisors negotiated the terms and conditions of the Merger Agreement over the course of the next several days.  On March 24, 2011, the parties agreed to extend the period of exclusive negotiations for another week.

On March 28, 2011, the board of directors of Allegiance Community Bank engaged RP Financial, LC. (“RP Financial”) to analyze the BCB opportunity.

On March 30, 2011, the BCB board of directors held a special meeting to review and consider the proposed transaction with Allegiance Community Bank.  Luse Gorman provided the board with a detailed overview of the directors’ fiduciary duties and reviewed the material terms of the Merger and the proposed draft Merger Agreement.  A representative of FinPro then addressed the fairness to BCB and its shareholders of the merger consideration to be paid to the shareholders of Allegiance Community Bank by BCB, from a financial point of view, including a review of a presentation outlining the proposed transaction multiples and transaction structure, an overview of Allegiance Community Bank, a comparable group analysis and a review of the methodology and assumptions used to arrive at the valuation of Allegiance Community Bank.  BCB’s Board discussed the Merger Agreement, asked questions of its advisors and then voted to adopt the Merger Agreement.

On March 31, 2011, the board of directors of Allegiance Community Bank met to discuss the final Merger Agreement and the authorization of preferred stock.  At that meeting, the Board of Directors determined that the proposed merger with BCB presented an opportunity for the shareholders to receive the best value when compared to other opportunities considered by the Board.  As an alternative in the event the merger is not consummated, the Board decided to seek approval by its shareholders at its annual meeting in April of a proposed charter amendment which would authorize preferred stock (which was subsequently approved at the annual meeting).  The President of Allegiance Community Bank reviewed his discussions with RP Financial regarding the merger consideration.  At this meeting, the board of directors voted in favor of the proposed merger pending the delivery and satisfactory review of the fairness opinion by RP Financial on April 4, 2011.  RP Financial issued its final fairness opinion on April 4, 2011.

On April 4, 2011, Allegiance Community Bank and BCB executed and delivered the Merger Agreement, and BCB entered into voting agreements with each of the directors and executive officers of Allegiance Community Bank.  On April 5, 2011, BCB and Allegiance Community Bank issued a joint press release announcing the execution of the Merger Agreement.

Recommendation of the Allegiance Community Bank Board of Directors and Reasons for the Merger

Allegiance Community Bank’s board of directors has approved the Merger Agreement and at the May 23, 2011 Board Meeting voted to unanimously recommend that Allegiance Community Bank’s shareholders vote FOR approval of the Merger Agreement.

Allegiance Community Bank’s board of directors has determined that the Merger is fair to, and in the best interests of, Allegiance Community Bank and its shareholders.  In arriving at its determination, Allegiance Community Bank’s board of directors considered a number of factors, including the following:

•	the board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of BCB;

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the opportunity for Allegiance Community Bank’s shareholders to have increased liquidity upon receipt of BCB shares in exchange for their Allegiance Community Bank shares, because BCB shares trade on the Nasdaq Global Market under the symbol “BCBP;”

•	the opportunity for Allegiance Community Bank’s shareholders to receive dividend payments on the shares of BCB common stock that they receive following the Merger;

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the current and prospective environment in which Allegiance Community Bank operates, including national, regional and local economic conditions, the competitive and regulatory environment facing Allegiance Community Bank in particular and banks and financial institutions generally (including additional compliance costs and potentially higher capital ratio thresholds), the trend toward consolidation in the financial services industry and the likely effect of the foregoing factors on Allegiance Community Bank’s potential growth, development, productivity and profitability;

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results that could be expected to be obtained by Allegiance Community Bank if Allegiance Community Bank continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the BCB common stock being offered by BCB;

•	the ability of BCB to receive the necessary regulatory approvals in a timely manner;

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its assessment, that it currently was unlikely that another acquirer had both the willingness and the financial capability to offer to acquire Allegiance Community Bank at a value that was materially higher than that being offered by BCB;

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the terms and conditions of the Merger Agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, the absence of a financing condition, a provision that permits Allegiance Community Bank’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party that has submitted a bona fide unsolicited written proposal to acquire Allegiance Community Bank, a provision providing for Allegiance Community Bank’s payment of a termination fee to BCB if the Merger Agreement is terminated under certain circumstances, and the effect such termination fee could have on a third party’s decision to propose a merger or similar transaction to Allegiance Community Bank at a greater value than that contemplated by the Merger;

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the protection provided to Allegiance Community Bank such that if BCB unilaterally decides not to complete the Merger following the satisfaction of all conditions to closing, BCB must pay a termination fee of $350,000 to Allegiance Community Bank;

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the effects of the various mechanisms in the Merger Agreement to adjust the Exchange Ratio upward for a decline in the market value of BCB’s common stock under certain circumstances and downward if Allegiance Community Bank’s shareholders’ equity falls below a certain threshold;

•	the effects of the Merger on Allegiance Community Bank’s depositors and customers and the communities served by Allegiance Community Bank, which was deemed to be favorable given that they would be served by a local community banking organization that had greater resources than Allegiance Community Bank; and

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the effects of the Merger on Allegiance Community Bank’s employees, including the prospects for employment with a strong, growing organization such as BCB and the severance and other benefits agreed to be provided by BCB to employees whose employment was terminated in connection with the Merger.

The discussion and factors considered by Allegiance Community Bank’s board of directors is not intended to be exhaustive, but includes all material factors considered.  In approving the Merger Agreement, Allegiance Community Bank’s board of directors did not assign any specific or relative weights to any of the foregoing factors and individual directors may have weighted factors differently.

Fairness Opinion of Allegiance Community Bank’s Financial Advisor

Allegiance Community Bank retained RP Financial in March 2011 to provide certain financial advisory services with respect to:  (1) acting as Allegiance Community Bank’s financial advisor in rendering a form of agreement, and (2) rendering a fairness opinion with respect to the merger consideration to be received by Allegiance Community Bank shareholders in the transaction.  In engaging RP Financial for these services and requesting RP Financial’s opinion as to the fairness of the merger consideration to be received, the Allegiance Community Bank Board did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial wished to conduct to enable it to give its opinion.  RP Financial has delivered to Allegiance Community Bank its written opinion, dated April 4, 2011, to the effect that, based upon and subject to the matters set forth therein, as of that date, the merger consideration to be received in connection with the Merger with BCB was fair to the Allegiance Community Bank shareholders from a financial point of view.  The opinion of RP Financial is directed toward the consideration to be received by Allegiance Community Bank shareholders and does not constitute a recommendation to any Allegiance Community Bank shareholder to vote in favor of approval of the Merger Agreement.  A copy of the RP Financial opinion is set forth as Appendix B to this proxy statement/prospectus, and Allegiance Community Bank shareholders should read it in its entirety.  RP Financial has consented to the inclusion and description of its written opinion in this proxy statement/prospectus.

RP Financial was selected by Allegiance Community Bank to provide financial advisory services because of RP Financial’s expertise in the valuation of businesses and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of financial institutions and their holding companies, including such transactions in the Mid-Atlantic region of the United States.  Pursuant to a letter agreement dated March 28, 2011, and executed by Allegiance Community Bank on March 29, 2011 (the “RP Engagement Letter”), RP Financial estimates that it will receive from Allegiance Community Bank total professional fees of approximately $25,000 plus reimbursement of certain out-of-pocket expenses, for its fairness opinion services in connection with the Merger.

In addition, Allegiance Community Bank has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial, and the respective directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under the RP Engagement Letter, from and against any and all losses, claims, damages and liabilities, including, but not limited to, all losses and expenses in connection with claims under the federal securities laws, actually incurred by RP Financial and attributable to: (i) any untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by an authorized officer of Allegiance Community Bank to RP Financial; (ii) the omission of a material fact from the financial statements or other information furnished or otherwise made available by an authorized officer of Allegiance Community Bank to RP Financial, or (iii) any action or omission to act by Allegiance Community Bank, or Allegiance Community Bank’s respective officers, directors, employees or agents, which action or omission is willful.  Notwithstanding the foregoing, Allegiance Community Bank will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith or willfully with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought.

In addition, if RP Financial is entitled to indemnification from Allegiance Community Bank under the RP Engagement Letter, and in connection therewith incurs legal expenses in defending any legal action challenging the opinion of RP Financial where RP Financial is not negligent or otherwise at fault or is found by a court of law to be not negligent or otherwise at fault, Allegiance Community Bank will indemnify RP Financial for all reasonable expenses.

In rendering its opinion, RP Financial reviewed the following material and/or conducted the following analyses:

•	the Merger Agreement, as reviewed and approved and executed by the Allegiance Community Bank Board on April 4, 2011, including exhibits;

•
the following information for Allegiance Community Bank and/or BCB – (a) the annual audited financial statements for Allegiance Community Bank and BCB for the fiscal years ended 2010 and 2009 included in the Annual Reports for the respective years; (b) internally prepared budget information for Allegiance Community Bank; (c) stock price history for BCB during the past twelve months;

•	the potential impact of regulatory and legislative changes on financial institutions;

•	the financial terms of other recently completed and pending acquisitions of regionally-based banks and thrifts with characteristics similar to Allegiance Community Bank;

•	the estimated pro forma financial benefits of the Merger to Allegiance Community Bank shareholders;

•	the termination and walk-away provisions of the Merger Agreement;

•	the Memorandum of Understanding between Allegiance Community Bank and the FDIC; and

•	a summary of Allegiance Community Bank’s recent capital raising efforts.

In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Allegiance Community Bank and BCB furnished by the respective institutions to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data.  RP Financial further relied on the assurances of management of Allegiance Community Bank and BCB that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  RP Financial was not asked to, and did not, undertake an independent verification of any of such information and did not assume any such responsibility or liability for the accuracy or completeness thereof.  Allegiance Community Bank and BCB did not restrict RP Financial as to the material it was permitted to review.  RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of Allegiance Community Bank or BCB or the collectability of any such assets, nor was RP Financial furnished with any such evaluations or appraisals.  RP Financial did not make an independent evaluation of the adequacy of the allowance for loan losses of Allegiance Community Bank or BCB nor did RP Financial review any individual credit files relating to Allegiance Community Bank or BCB.  RP Financial assumed, with Allegiance Community Bank’s and BCB’s consent, that the respective allowances for loan losses for both Allegiance Community Bank and BCB were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

With respect to such estimates and projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with BCB’s management and used by RP Financial in its analyses, RP Financial assumed, with BCB’s consent, that such estimates reflected the best currently available estimates and judgments of BCB’s management of the respective future financial performances of BCB and Allegiance Community Bank and RP Financial assumed that such performances would be achieved.  RP Financial expresses no opinion as to such estimates or projections or the assumptions on which they are based.

RP Financial, with Allegiance Community Bank’s consent, has relied upon the advice Allegiance Community Bank received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and other transactions contemplated by the Merger Agreement.  In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction would be imposed on BCB that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Merger Agreement.  RP Financial also assumed that there was no material change in Allegiance Community Bank’s or BCB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to RP Financial.  RP Financial assumed in all respects material to the analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement are not waived.

RP Financial’s opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of April 4, 2011.  Events occurring after April 4, 2011, could materially affect the assumptions used in preparing the opinion.  In connection with rendering its opinion dated April 4, 2011, RP Financial performed a variety of financial analyses that are summarized below.  Although the evaluation of the fairness, from a financial point of view, of the Merger Consideration was to some extent subjective based on the experience and judgment of RP Financial and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description.  RP Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial’s opinion.  In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of Allegiance Community Bank and BCB, as well as RP Financial’s experience in securities valuation, its knowledge of financial institutions, and its experience in similar transactions.  With respect to the comparable transactions analysis described below, no public company utilized as a comparison is identical to Allegiance Community Bank and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies concerned.  The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the Merger Consideration, and they do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.  Any estimates contained in RP Financial’s analyses are not necessarily indicative of future results of values, which may be significantly more or less favorable than such estimates.  None of the analyses performed by RP Financial was assigned a greater significance by RP Financial than any other.

Comparable Transactions Analysis.  RP Financial compared the Merger on the basis of the multiples or ratios of reported earnings, book value, tangible book value, assets and tangible book premium to core deposits with the same multiples or ratios to a selected comparable group of completed and pending bank and/or thrift mergers and acquisitions.  This comparable group consisted of all acquisitions of commercial banks and commercial bank holding companies and savings institutions and thrift holding companies in the MidAtlantic states of New Jersey, New York, Pennsylvania, Maryland, and Delaware that were announced between January 1, 2010 and April 4, 2011, where the institution being acquired recorded assets up to $500 million.  The transactions included in the group were:

Acquiror	Acquiree
Bank of Princeton	MoreBank
Bridge Bancorp Inc.	Hamptons State Bank
Chemung Financial Corp.	Fort Orange Financial Corp.
Investor group	Colonial American Bank
Investor group	Royal Asian Bank
Millbrook Bank System Inc.	SNB Bancorp, Incorporated
Norwood Financial Corp.	North Penn Bancorp, Inc.
Ocean Shore Holding Co.	CBHC Financialcorp, Inc.
WSFS Financial Corp.	Christiana Bank & Trust Company
Berkshire Hills Bancorp Inc.	Rome Bancorp, Inc.
Modern Capital Partners L.P.	Madison National Bancorp Inc.
Old Line Bancshares Inc	Maryland Bankcorp, Inc.
Roma Financial Corp. (MHC)	Sterling Banks, Inc.

RP Financial evaluated acquisition pricing multiples or ratios at announcement for the acquisition targets included in the selected comparable group and compared that data relative to the Allegiance Community Bank financial data and pricing multiples or ratios at acquisition announcement based on the proposed merger with BCB.  In conducting these comparative analyses, RP Financial considered the average, median, high and low data points of the comparable group to Allegiance Community Bank.

In comparison to the comparable group, Allegiance Community Bank recorded:  a lower level of assets than the comparable group average and median; a lower ratio of tangible equity to assets than the comparable group average and median; higher earnings ratios relative to the comparable group average and median; a higher ratio of non-performing assets to assets relative to the comparable group average and median, and; a lower reserve coverage ratio relative to the comparable group average and median:

	Seller Financial Data at Announcement
	Assets	Tng Eq/ Assets	TTM ROAA	TTM ROAE	NPAs/ Assets	Reserve Coverage
	($000)	(%)	(%)	(%)	(%)	(%)

Average:	$187,699	9.45	(0.47)	(14.05)	2.43	96.67
Median:	164,505	8.73	(0.26)	(0.53)	1.28	81.14
High:	383,087	18.59	1.13	12.28	7.68	234.45
Low:	23,812	3.88	(3.68)	(100.83)	0.57	37.58

Allegiance Community Bank	$121,348	5.78%	0.32	5.42	4.79	21.59

With the exception of the reserve coverage ratio, Allegiance Community Bank’s financial ratios fell within the range of ratios of each of the banks and thrifts included in the comparable group (the reserve coverage ratio recorded by Allegiance Community Bank fell below the range of the comparable group’s coverage ratios).  Allegiance Community Bank’s merger pricing ratios relative to trailing 12 month earnings through December 31, 2010 was 17.47x, which was within the range of ratios recorded by the comparable group.  Allegiance Community Bank’s merger pricing ratios relative to book value, tangible book value, and assets similarly fell within the range of ratios of each of the banks and thrifts included in the comparable group.  Allegiance Community Bank’s tangible book value premium/core deposits ratio was not meaningful and thus was not used a basis for comparison:

	Seller Pricing Ratios at Announcement
	PB	P/TB	P/E	Tg P/A	Bk Prem/ Core Deps
	(%)	(%)	(x)	(%)	(%)

Average:	113.07	123.71	23.26	14.99	4.28
Median:	113.98	119.61	20.63	11.51	2.16
High:	186.05	189.71	40.60	53.91	13.61
Low:	65.04	65.04	10.30	3.84	(0.01)

Allegiance Community Bank	95.62%	95.62%	17.47	54.71	NM

RP Financial’s fairness analysis under the comparable transaction approach took into consideration Allegiance Community Bank’s lower capital position, significantly higher non-performing assets ratio, and significantly lower reserve coverage ratio.  Also considered were Allegiance Community Bank’s asset size, the continued regulatory agreement with the FDIC and the recent changes to the banking regulatory environment in general, all of which are likely to have an unfavorable impact on the ability of Allegiance Community Bank to maximize shareholder returns due to the relative impact of increased operating costs or the cost of raising additional growth capital.  These considerations and the resulting comparative ratios supported RP Financial’s fairness conclusion.

Discounted Cash Flow Analysis.  RP Financial evaluated the value per share of the current offer to Allegiance Community Bank’s alternative plan to raise capital through a preferred stock offering.  Using Allegiance Community Bank’s 2011 budget data as a base, RP Financial extrapolated future asset growth (13.0% in year 1 and 5.0% in years 2-5) and profitability (0.43 percent of average assets annually) over 5 years and assumed a terminal value based on assumed future market conditions.  No interim cash flows (dividends) were assumed. RP Financial discounted the future cash flows associated with an assumed sale of Allegiance Community Bank at year 5 at a risk-adjusted discount rate approximating the Allegiance Community Bank cost of capital, as calculated using the Capital Asset Pricing Model (15.73%).  The present per share value generated by the Discounted Cash Flow analysis under these assumptions using a range of projected Price to Earnings multiples and Price to Tangible Book Value ratios, when compared to the proposed transaction value of $6.639 million, supported the fairness conclusions:

PE Approach
Assumed PE Multiple at Sale in Year 5	Value ($Mil)
16.0x	$5.667
17.0x	$6.021
18.0x	$6.375
19.0x	$6.729
P/TB Approach
Assumed P/TB ratio at Sale in Year 5
110%	$5.718
120%	$6.238
130%	$6.758
140%	$7.278

Pro Forma Impact Analysis.  Since the Merger Consideration consists entirely of stock, RP Financial considered the estimated pro forma impact of the Merger on BCB’s financial condition, operating results and stock pricing ratios.  Specifically, RP Financial considered that the Merger is anticipated to:  be accretive to BCB’s pro forma earnings per share within the first year of completing the Merger, incorporating certain anticipated merger synergies and core earnings estimates for Allegiance Community Bank; increase BCB’s market capitalization and shares outstanding; and increase BCB’s stock liquidity.  Furthermore, RP Financial considered the increased size and competitive profile of BCB on a pro forma basis, as well as the expanded geographic footprint of BCB.  RP Financial considered the pro forma impact of the Merger on BCB’s per share data and pricing ratios based on BCB’s pre-announcement trading price.  RP Financial also considered other benefits of the Merger, including the potential for increased liquidity of the stock for Allegiance Community Bank shareholders given BCB’s larger size, greater market capitalization and higher shares outstanding, the enhanced ability to pursue growth within the expanded market area and expanded management team.  In comparing the pro forma impact of the merger, RP Financial also took into consideration that following the Merger, Allegiance Community Bank shareholders will hold stock in a larger, more actively traded commercial bank holding company; and, on a pro forma basis, Allegiance Community Bank shareholders will own approximately 6.4% of the common stock in BCB.  Based on these considerations, RP Financial concluded that the impact analysis supported the fairness conclusion.

As described above, RP Financial’s opinion was one of many factors taken into consideration by the Allegiance Community Bank Board in making its determination to approve the Merger Agreement.  Although the foregoing summary describes the material components of the analysis submitted by RP Financial to the board of directors of Allegiance Community Bank on April 4, 2011, in connection with its opinion as of that date, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Appendix B, which Allegiance Community Bank shareholders are urged to read in its entirety.

Employee Matters

The Merger Agreement provides that BCB will review all Allegiance Community Bank employee benefit plans to determine whether to maintain, terminate or continue such plans.  In the event any Allegiance Community Bank employee benefit plan is changed or terminated by BCB, BCB has agreed to provide compensation and benefits to continuing employees that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated BCB Bank (or applicable BCB subsidiary) employees.

All Allegiance Community Bank employees who become participants in any of the BCB compensation or benefit plans will be given credit for service at Allegiance Community Bank for eligibility to participate in and the satisfaction of vesting requirements (but not for benefit accrual purposes) under BCB’s compensation and benefit plans.

Any employee of Allegiance Community Bank who is not offered employment with BCB as of the closing of the Merger or is involuntarily terminated by BCB (other than for cause) within six months following the completion of the Merger (and not party to any other written agreement), will receive a severance payment equal to two weeks of base pay for each full year of service at Allegiance Community Bank, with a maximum of 24 weeks and a minimum of four weeks base pay; provided that such individual executes a release agreement in a form approved by BCB.

BCB has agreed to honor all obligations under all employment, consulting and change in control agreements applicable to employees of Allegiance Community Bank, but is not obligated under the Merger Agreement to maintain the employment of any particular individual after the Merger is consummated.  See “Interests of Allegiance Community Bank’s Directors and Officers In the Merger That Are Different From Yours” below for a discussion of the employment agreements and other compensation arrangements applicable to directors and executive officers of Allegiance Community Bank that will be honored by BCB.

Dissenters’ Rights

Under New Jersey Banking Law, shareholders of Allegiance Community Bank have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Allegiance Community Bank common stock instead of the merger consideration.  Allegiance Community Bank shareholders electing to do so must comply with the provisions of Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Law in order to perfect their dissenters’ rights.  A copy of the applicable New Jersey law is attached as Appendix C of this document.

Ensuring perfection of dissenters’ rights can be complicated. The procedural rules are specific and must be followed precisely.  An Allegiance Community Bank shareholder’s failure to comply with these procedural rules may result in his or her becoming ineligible to pursue dissenters’ rights.

The following is intended as a brief summary of the material provisions of the New Jersey banking law procedures that an Allegiance Community Bank shareholder must follow in order to dissent from the merger and obtain payment of the fair value of his or her shares of Allegiance Community Bank common stock instead of the merger consideration.  This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Law, the full text of which appears in Appendix C of this Proxy Statement/Prospectus. Allegiance Community Bank is notifying each of the holders of record of its capital stock as of August 8, 2011, that dissenters’ rights are available and intends that this Proxy Statement/Prospectus constitutes this notice.

If you are an Allegiance Community Bank shareholder and you wish to exercise your dissenters’ rights, you must satisfy the following:

You must serve a written notice of dissent: You must serve a written notice of dissent from the merger agreement at the principal office of Allegiance Community Bank no later than the third day prior to the Allegiance Community Bank special meeting of shareholders. Delivery of the notice of dissent may be made by registered mail or in person by the shareholder or his agent.

You must not vote for approval of the merger agreement: You must not vote for approval of the merger agreement. If you vote, by proxy or in person, in favor of the merger agreement, this will terminate your dissenters’ rights.

You must make a written demand for dissenters’ rights:  You must deliver a written demand for the payment of the value of your shares of common stock to the principal office of Allegiance Community Bank within 30 days after the filing of the merger agreement with the New Jersey Department of Banking and Insurance following the Allegiance Community Bank special meeting of shareholders where the merger agreement was approved by shareholders. This written demand for dissenters’ rights must be separate from your proxy card. A vote against the merger agreement alone will not constitute a demand for dissenters’ rights. Delivery of the demand for payment may be made by registered mail or in person by the shareholder or his agent.

If you are an Allegiance Community Bank shareholder who elects to exercise dissenters’ rights, you may mail or deliver a written demand to: Corporate Secretary, Allegiance Community Bank, 200 Valley Street, South Orange, New Jersey 07079.

The written demand for dissenters’ rights should state that the shareholder is demanding payment of the value of the shareholder’s shares and may specify the shareholder’s name, mailing address and the number of shares of common stock owned. BCB may, within ten days of receipt of the demand for dissenters’ rights, offer to pay the shareholder an amount for his shares that in the opinion of BCB does not exceed the amount which would be paid if Allegiance Community Bank liquidated as of the filing of the merger agreement with the New Jersey Department of Banking and Insurance following the special meeting of shareholders.

If a shareholder fails to accept the offer from BCB, the shareholder must within three weeks after the receipt of the offer from BCB, or within three weeks after the demand was made if no offer was made by BCB, initiate an action in New Jersey Superior Court.  BCB has no obligation to file this action, and if you do not file this action within the above time frame, you will lose your dissenters’ rights.

The court will appoint a board of three appraisers to determine the value of the shares of all shareholders who are party to the action. In determining such fair value, the appraisers may take into account all relevant factors, including hearing evidence from the parties and upon such determination will file a report in the Superior Court where the determination of any two of the appraisers will control. Either party may appeal the ruling to the Superior Court within ten days of the filing of the appraisers’ report and the Superior Court will issue a final ruling.  In the absence of any objections from either party as to the report, the appraisal will be binding upon all parties to the action.  BCB will then pay the dissenting shareholders of Allegiance Community Bank the judicially determined value of the Allegiance Community Bank shares plus a judicially determined interest rate. BCB will be responsible for paying the fees of the appraisers.

Shareholders considering seeking dissenters’ rights for their shares should note that the fair value of their shares determined under New Jersey banking law could be more, the same, or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

IF YOU FAIL TO STRICTLY COMPLY WITH THE PROCEDURES DESCRIBED ABOVE YOU WILL LOSE YOUR DISSENTERS’ RIGHTS. CONSEQUENTLY, IF YOU WISH TO EXERCISE YOUR DISSENTERS’ RIGHTS, WE STRONGLY URGE YOU TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO DO SO.

Interests of Allegiance Community Bank’s Directors and Officers In the Merger That Are Different From Yours

Board of Directors of BCB and BCB Bank following the Merger.  Following the completion of the Merger, BCB will appoint two current directors of Allegiance Community Bank to the BCB and BCB Bank board of directors.  The two directors will be chosen at the sole discretion of BCB Bank.  Each new director will receive a fee as a BCB and BCB Bank board member.

Advisory Board.  Following the completion of the Merger, BCB will appoint the current directors of Allegiance Community Bank who do not join the board of directors of BCB or BCB Bank to a newly established advisory board of BCB Bank.  Each advisory board member will receive an annual retainer of $6,000.

Employment Agreement with Mr. Onderko.  Following the completion of the Merger, BCB has agreed to honor the existing employment agreement between Allegiance Community Bank and Mr. Onderko.  The employment agreement provides that in the event of Mr. Onderko’s termination of employment following the completion of the Merger, Mr. Onderko is entitled to a cash severance payment equal to $321,800.  In addition, BCB will provide Mr. Onderko with continued health and life insurance coverage for 24 months following his date of termination.  In the event that any severance payments or benefits payable to Mr. Onderko under his employment agreement constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, such benefits will be reduced accordingly to avoid penalties under Section 280G of the Internal Revenue Code.

Change in Control Agreements.  Following the completion of the Merger, BCB has agreed to honor the existing change in control agreements between Allegiance Community Bank and Mr. Buraczyski, Ms. Herbert, Ms. Laico, Mr. Lemmert and Mr. Tolley.  Each change in control agreement provides that in the event of the executive’s termination of employment following the completion of the Merger, each executive is entitled to a cash severance payment.  The cash severance payment for Mr. Buraczyski, Ms. Herbert, Ms. Laico, Mr. Lemmert and Mr. Tolley is $37,668, $28,275, $72,615, $92,610 and $102,000, respectively.  In addition, BCB will provide six months of continued health and life insurance coverage to Mr. Buraczyski and Ms. Herbert following their date of termination, and 12 months of continued health and life insurance coverage to Ms. Laico, Mr. Lemmert and Mr. Tolley following their date of termination.  In the event that any severance payments or benefits payable to the executive under his or her change in control agreement constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, such benefits will be reduced accordingly to avoid penalties under Section 280G of the Internal Revenue Code.

Severance Payment to William Pawlo.   BCB has agreed to pay Mr. Pawlo a cash severance payment of $65,000 in the event of his termination of employment on or after the completion of the Merger.  In addition, BCB will provide Mr. Pawlo with continued health and life insurance coverage for six months following his date of termination.   In the event that any severance payments or benefits payable to Mr. Pawlo constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, such benefits will be reduced accordingly to avoid penalties under Section 280G of the Internal Revenue Code.

Consulting Agreement with Mr. Onderko.  Following the completion of the Merger, Mr. Onderko has agreed to provide consulting services to BCB and BCB Bank in order to assist with any personnel and business integration issues that may arise in connection with the Merger, and also with other banking-related services as reasonably requested by BCB or BCB Bank.  The consulting agreement is for a term of three months, commencing on the closing date of the Merger.  The compensation and the terms of the consulting agreement will be negotiated between the parties prior to the completion of the Merger.

Stock Awards.  All outstanding unvested stock option awards to purchase Allegiance Community Bank common stock will be cancelled on the closing date of the Merger.  In consideration of the cancellation of the unexercised stock options, each holder of the unexercised stock option awards will receive a cash payment in an amount equal to the product of (x) the number of shares of Allegiance Community Bank common stock underlying each stock option award and (y) the excess, if any, of the value of the merger consideration determined based on BCB’s average closing stock price as reported on Nasdaq for the five-consecutive trading days immediately prior to the completion of the Merger, over the exercise price per share provided for with respect to such stock option award.

Indemnification.  Pursuant to the Merger Agreement, BCB has agreed that from and after the effective date of the Merger through the third anniversary thereof, it will indemnify, defend and hold harmless each present and former officer, director or employee of Allegiance Community Bank (as defined in the Merger Agreement) against all losses, claims, damages, costs, expenses (including reasonable attorney’s fees), liabilities, judgments and amounts that are paid in settlement (with the approval of BCB, which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (with the exception of an action instituted by a bank regulator), based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of Allegiance Community Bank if such claim pertains to any matter of fact arising, existing or occurring at or before the closing date to the fullest extent to which directors and officers of Allegiance Community Bank are entitled under Allegiance Community Bank’s Certificate of Incorporation and bylaws, or other applicable law in effect on the date of the Merger Agreement (and BCB will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted to under applicable law, provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification).

Directors’ and Officers’ Insurance.  BCB has further agreed, for a period of three years after the effective date, to cause the persons serving as officers and directors of Allegiance Community Bank immediately prior to the effective date to continue to be covered by Allegiance Community Bank’s current directors’ and officers’ liability insurance policy (provided that BCB may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to acts or omissions occurring prior to the effective date which were committed by such officers and directors in their capacity as such.  BCB is not required to spend in the aggregate an amount that exceeds 150% of the annual cost currently incurred by Allegiance Community Bank for its insurance coverage.

Management and Operations of BCB Bank After the Merger

Upon consummation of the Merger between Allegiance Community Bank and BCB Bank, Allegiance Community Bank will be merged into BCB Bank and its separate existence will cease.  The directors and officers of BCB Bank immediately prior to the Merger will continue to be its directors and officers following completion of the Merger with the addition of two Allegiance Community Bank directors to be chosen by the Board of BCB.  In addition following the completion of the Merger, the board members of Allegiance Community Bank who do not join the boards of BCB or BCB Bank will be appointed to a newly established Advisory Board of BCB Bank.  The Advisory Board will meet at least two times a year and the initial term will be for one year.  Each member of the Advisory Board will receive an annual retainer of $6,000 per member.

Effective Date of Merger

The parties expect that the Merger will be effective during the fourth quarter of 2011 or as soon as possible after the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods.  The Merger will be completed legally by the filing of the certificate of Merger with the NJDBI.  If the Merger is not consummated by March 31, 2012, the Merger Agreement may be terminated by either Allegiance Community Bank or BCB, unless the failure to consummate the Merger by that date is due to the breach by the party seeking to terminate the Merger Agreement of any of its obligations under the Merger Agreement.  See “Conditions to the Merger” below.

Conduct of Business Pending the Merger

The Merger Agreement contains various restrictions on the operations of Allegiance Community Bank before the effective time of the Merger.  In general, the Merger Agreement obligates Allegiance Community Bank to conduct its business in the usual, regular and ordinary course of business consistent with past practice, use reasonable efforts to preserve its business organization and assets, maintain its rights and franchises and take no action which would adversely affect the ability of the parties to obtain regulatory approval of the Merger or perform its covenants and agreements under the Merger Agreement.  In addition, Allegiance Community Bank has agreed that, except as expressly contemplated by the Merger Agreement or specified in a schedule to the Merger Agreement, without the prior written consent of BCB, it will not, among other things:

•
change or waive any provision of its Certificate of Incorporation or Bylaws, except for the authorization of 2,500,000 shares of preferred stock, $2.00 par value, or appoint a new director to the board of directors;

•
change the number of authorized or issued shares of its capital stock, except for the authorization of 2,500,000 shares of preferred stock, $2.00 par value, issue any shares of Allegiance Community Bank capital stock, unless required to by bank regulators, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, make any grant or award under the Allegiance Community Bank stock option plans, or redeem or otherwise acquire any shares of capital stock.  The terms of any issuance of preferred stock may not provide for preferred stock that has a conversion feature, such shares must be callable by the issuer or BCB as successor to the issuer on no less than three months notice at a price not to exceed the issuance price and any dividend payable on the preferred shares shall be set in consultation with and subject to the consent of BCB, which consent shall not be unreasonably withheld;

•
enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business, or create or renew or permit to expire, lapse or terminate or knowingly take any action likely to result in the lapse or termination of any insurance policy;

•	make application for the opening or closing of any, or open or close any, branch or automated banking facility;

•
grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except in the ordinary course of business consistent with past practice to non-officer employees in an amount not to exceed 3% of their current base salary.  Allegiance Community Bank will not hire or promote any employee to a rank having a title of vice president or higher or hire any new employee at an annual rate of compensation in excess of $40,000;

•
enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

•
merge or consolidate Allegiance Community Bank with any other bank; sell or lease all or any substantial portion of the assets or business of Allegiance Community Bank; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Allegiance Community Bank and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

•
sell or otherwise dispose of the capital stock of Allegiance Community Bank or sell or otherwise dispose of any asset of Allegiance Community Bank other than in the ordinary course of business consistent with past practice, subject to a limited exception, subject any asset of Allegiance Community Bank to a lien, pledge, security interest or other encumbrance, subject to limited exceptions, other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

•
voluntarily take any action which would result in any of the representations and warranties of Allegiance Community Bank set forth in the Merger Agreement becoming untrue or in any of the closing conditions not being satisfied, except in each case as may be required by applicable law; or create, renew or amend or take any other action that may result in any restriction on Allegiance Community Bank’s engaging in any type of activity;

•
change any method, practice or principle of accounting, except as may be required from time to time by Accounting Principles Generally Accepted in the United States of America (without regard to any optional early adoption date) or any bank regulator responsible for regulating Allegiance Community Bank;

•
waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Allegiance Community Bank is a party, other than in the ordinary course of business, consistent with past practice;

•
purchase or sell any equity securities, or purchase or sell any securities other than securities (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) issued or guaranteed by a federal government sponsored enterprise, (iii) with a weighted average life of not more than five years and (iv) otherwise in the ordinary course of business consistent with past practice;

•
make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of the amount for which the current approval of the Allegiance Community Bank’s board of directors is required and is consistent with past practice;

•
enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any affiliate, or enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•
take any action that would give rise to a right of payment to any individual under any employment agreement except for actions taken or which will be taken in accordance with the Merger Agreement and performance thereunder;

•
make any material change in policies with regard to: the extension of credit, or the establishment of reserves with respect to any possible loss or the charge off of losses; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations or by a bank regulator;

•	take any action that would give rise to an acceleration of the right to payment to any individual under any Allegiance Community Bank employee plan, except as provided in the Merger Agreement;

•
make any capital expenditures in excess of $5,000 individually or $10,000 in the aggregate, other than pursuant to binding commitments existing on the date of the Merger Agreement and expenditures necessary to maintain existing assets in good repair;

•	purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

•
sell any participation interest in any loan that is not consistent with past practice provided that BCB Bank will generally be given the first opportunity to purchase any loan participation being sold, or OREO properties;

•
undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Allegiance Community Bank of more than $25,000 annually, or containing any financial commitment extending beyond 12 months from the date of the Merger Agreement;

•
pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $5,000 individually or $10,000 in the aggregate;

•	make, change or revoke any tax election, file any amended tax return, enter into any tax closing agreement, or settle or agree to compromise any liability with respect to taxes;

•
foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of environmental concern;

•	purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice; or

•
issue any broadly distributed communication of a general nature to employees without prior consultation with BCB and, to the extent relating to employment following completion of the Merger, benefit or compensation information without the prior consent of BCB or issue any broadly distributed communication of a general nature to customers without the prior approval of BCB, except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger.

In addition to these covenants, the Merger Agreement contains various other customary covenants, including, among other things, access to information, properties and records, maintenance of insurance, obtaining consents and approvals of third parties, each party’s commercially reasonable efforts to do all things necessary, proper or advisable under applicable laws and regulations to complete the Merger.

Representations and Warranties

The Merger Agreement contains a number of customary representations and warranties by BCB Bank and Allegiance Community Bank regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind.  They include, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and regulations with each entity’s certificate of incorporation and bylaws, any court judgments, various documents, contracts and agreements;

•	no consents, waivers or approvals are required other than what is typically required in a merger transaction of this type;

•	the accuracy of each entity’s reports (including SEC reports in the case of BCB), financial statements and proper accounting and auditing practices;

•	the filing of tax returns, payment of taxes and other tax matters;

•	the absence of any development materially adverse to the companies;

•	the absence of adverse material litigation;

•	the existence, performance and legal effect of certain contracts, leases and employee benefits of Allegiance Community Bank;

•	proper ownership of property and proper maintenance of insurance;

•	the absence of adverse material litigation;

•	compliance with all applicable laws and regulations;

•	employee benefit matters;

•	brokers and financial advisors;

•	compliance with applicable environmental laws;

•	certain information regarding the lending portfolio of Allegiance Community Bank;

•	any related party transactions;

•	information relating to brokered deposits;

•	required vote of shareholders;

•	the absence of certain registration obligations of Allegiance Community Bank;

•	certain information regarding risk management instruments of Allegiance Community Bank;

•	receipt of a fairness opinion by Allegiance Community Bank;

•	trust accounts of Allegiance Community Bank;

•	intellectual property of Allegiance Community Bank;

•	labor matters of Allegiance Community Bank;

•	certain information regarding the investments portfolio of Allegiance Community Bank;

•	action taken by both entities to make antitakeover provisions inapplicable to the Merger;

•	compliance by Allegiance Community Bank and BCB Bank with regulatory capital requirements, including being “well-capitalized;”

•	the accuracy and completeness of the statements of fact made in filings with governmental entities in connection with the Merger Agreement;

•	information regarding certain indemnification provide by both BCB and Allegiance Community Bank;

•	the implementation of certain internal controls by both BCB and Allegiance Community Bank; and

•	certain information regarding BCB’s common stock.

All representations, warranties and covenants of the parties, other than those covenants and agreements which by their terms apply in whole or part after the consummation of the Merger, terminate upon the consummation of the Merger.

Conditions to the Merger

The respective obligations of BCB and Allegiance Community Bank to complete the Merger are subject to various conditions prior to the Merger.  The conditions include the following:

•	approval of the Merger Agreement by the affirmative vote of two-thirds of the issued and outstanding shares of Allegiance Community Bank;

•	there must be no order, decree or injunction by which the Merger is restrained or enjoined;

•	there must be no statute, rule or regulation in existence which prohibits or makes completion of the Merger illegal;

•
the receipt of all regulatory approvals and other necessary approvals of governmental entities, including the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance, and all statutory waiting periods must have expired;

•
BCB’s registration statement filed with the Securities and Exchange Commission of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•
the shares of BCB common stock to be issued to Allegiance Community Bank shareholders in the Merger must have been approved for listing on the Nasdaq Global Market and such shares must be delivered to the exchange agent before the closing date of the transaction;

•
the representations and warranties of the parties to the Merger Agreement must be, subject to certain limited exceptions, true and correct except to the extent that the failure of the representations and warranties to be so true and correct do not have and are not reasonably expected to have, individually or in the aggregate, a material adverse effect on Allegiance Community Bank or BCB, as appropriate;

•
Allegiance Bank and BCB must have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by them at or prior to the closing date of the transaction;

•	Allegiance Bank and BCB must have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger;

•	Neither BCB nor Allegiance Community Bank will have suffered a material adverse effect;

•	As of the closing date of the transaction, unless required by bank regulators, Allegiance Community Bank will not have issued any preferred stock; and

•
BCB may terminate the Merger Agreement if holders of more than 10% of Allegiance Community Bank’s common stock exercise their right to dissent from approving the Merger and instead demand the fair value of their shares.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so.  Shareholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General.  Allegiance Community Bank and BCB have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the Merger.  That includes the approval of the FDIC and the NJDBI.  BCB and Allegiance Community Bank have filed applications with the FDIC and the NJDBI.  The Merger cannot be completed without such approvals.  BCB cannot assure that it will obtain the required regulatory approvals, when they will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals.  BCB also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the Merger on antitrust grounds, or what the outcome will be if such a challenge is made.

BCB is not aware of any material governmental approvals or actions that are required prior to the Merger other than those described below.  BCB presently contemplates that it will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, BCB cannot assure that it will obtain any such additional approvals or actions.

Federal Deposit Insurance Corporation.  The Merger is subject to approval by the FDIC.  BCB Bank has filed the required application, but has not yet received the FDIC’s approval.

The FDIC may not approve any business combination that would result in a monopoly or be in furtherance of any conspiracy attempt to monopolize the business of banking in the United States.   It will also not approve any transaction whose effect may be substantially to lessen competition or tend to create a monopoly or in any other manner restrain trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed by the probable effects of the transaction in meeting the convenience and needs of the community.  In addition, the FDIC considers the financial and managerial resources of the banks involved, their future prospects and the convenience and needs of the communities to be served.  Under the Community Reinvestment Act, the FDIC must take into account the record of performance of each company in meeting the credit needs of its entire communities, including low and moderate income neighborhoods, served by each company.  BCB Bank has a satisfactory CRA rating; Allegiance Community Bank has a satisfactory CRA rating.   Finally, the FDIC considers the effectiveness of the parties in combating money laundering activities and any risk to stability of the U.S. banking or financial systems.

Federal law requires publication of notice of, and the opportunity for public comment on, the applications submitted by BCB Bank for approval of the Merger.  The comment period expired on June 30, 2011.  The FDIC is authorized to hold a public hearing in connection with the application if it determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review. In addition, under federal law, a period of 30 days must expire following approval by the FDIC within which period the Department of Justice may file objections to the Merger under the federal antitrust laws.  This waiting period may be reduced to 15 days if the Department of Justice has not provided any adverse comments relating to the competitive factors of the transaction.  If the Department of Justice were to commence an antitrust action, that action would stay the effectiveness of FDIC approval of the Merger unless a court specifically orders otherwise. In reviewing the Merger, the Department of Justice could analyze the Merger’s effect on competition differently than the FDIC, and it is possible that the Department of Justice could reach a different conclusion than the FDIC regarding the Merger’s competitive effects.

New Jersey Department of Banking and Insurance.  The Merger is subject to the prior approval of the NJDBI under certain provisions of the New Jersey Banking Act of 1948.  BCB Bank has filed the required application with the NJDBI for approval of the merger.  In determining whether to approve such application, the NJDBI may consider, among other factors whether the merger will be in the public interest and whether BCB Bank, the surviving bank in the merger, has the minimum capital stock and surplus required under the New Jersey Banking Act of 1948.  BCB Bank received the approval of the NJDBI on July 19, 2011.

No Solicitation

Until the Merger is completed or the Merger Agreement is terminated, Allegiance Community Bank has agreed that it, and its officers, employees, directors and representatives will not:

•	initiate, solicit, induce or knowingly encourage any inquiries, offers or proposals to acquire Allegiance Community Bank;

•
participate in any discussions or negotiations regarding any proposal to acquire Allegiance Community Bank, or furnish, or otherwise afford access, to any person any information or data with respect to Allegiance Community Bank or otherwise relating to an acquisition proposal;

•	release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Allegiance Community Bank is a party; or

•	enter into any agreement, agreement in principle, or letter of intent with respect to any proposal to acquire Allegiance Community Bank, or approve or resolve to approve an acquisition proposal.

At any time prior to the Allegiance Community Bank’s special meeting of shareholders, Allegiance Community Bank may, however, furnish information regarding Allegiance Community Bank to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal if:

•
Allegiance Community Bank’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such proposal is or is likely to be superior to the BCB Merger from a financial point-of-view for Allegiance Community Bank’s shareholders;

•	Allegiance Community Bank’s board is required to take such actions to comply with its fiduciary duties to Allegiance Community Bank’s shareholders under applicable law;

•	Allegiance Community Bank notifies BCB within at least three (3) business days prior to such determination; and

•
Allegiance Community Bank receives a confidentiality agreement from a third party with terms no less favorable to Allegiance Community Bank than the existing confidentiality agreement between Allegiance Community Bank and BCB.

Prior to the date of Allegiance Community Bank’s shareholders’ meeting, the Allegiance Community Bank Board may approve or recommend to the shareholders of Allegiance Community Bank, a superior proposal after the fifth business day following BCB’s receipt of a notice from Allegiance Community Bank advising BCB that the Allegiance Community Bank Board has decided that a bona fide unsolicited written acquisition proposal that it received constitutes a superior proposal if:

•
the Allegiance Community Bank Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that it is taking such actions to comply with its fiduciary duties to its shareholders; and

•
during the five business day period, described above, Allegiance Community Bank and its Board will have cooperated and negotiated in good faith with BCB to make such adjustments, modifications or amendments to the terms and conditions of the Merger Agreement as would enable Allegiance Community Bank to proceed with the Merger.

BCB has no obligation to propose any adjustments, modifications or amendments to the terms and conditions of the Merger Agreement.  At the end of the five business day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by BCB, Allegiance Community Bank’s Board may reasonably determine in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that it must accept the other proposal as a superior proposal in order to comply with its fiduciary duties to its shareholders.  Allegiance Community Bank would then be required to pay BCB $350,000.

Termination; Amendment; Waiver

The Merger Agreement may be terminated prior to the closing, before or after approval by Allegiance Community Bank’s shareholders, as follows:

•	by mutual written agreement of BCB and Allegiance Community Bank;

•
by the board of directors of a non-breaching party if the other party (1) breaches any representations or warranties contained in the Merger Agreement or (2) breaches any covenants or agreements contained in the Merger Agreement, in each case if such breach by its nature cannot be cured by March 31, 2012 or has not been cured within thirty days after notice from the terminating party and which breach would cause the failure of conditions to the terminating party’s obligation to close (provided that the terminating party is not then in material breach of the Merger Agreement);

•
by either BCB or Allegiance Community Bank if the Merger has not occurred on or before March 31, 2012, and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement;

•	by BCB or Allegiance Community Bank if Allegiance Community Bank shareholders do not approve the Merger Agreement and Merger;

•
by either party if any required regulatory approvals for consummation of the Merger are not obtained or any court or other governmental authority has issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger;

•
by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied by March 31, 2012;

•
by BCB if Allegiance Community Bank has received a superior proposal and the Allegiance Community Bank board of directors enters into an acquisition agreement with respect to a superior proposal and terminated the Merger Agreement or failed to recommend that the shareholders of Allegiance Community Bank approve the Merger Agreement or has withdrawn, modified or changed such recommendation in a manner which is adverse to BCB; or

•
by Allegiance Community Bank in order to accept a superior proposal, which has been received and considered by Allegiance Community Bank in compliance with the applicable terms of the Merger Agreement.

Under the latter two scenarios described above, if the Merger Agreement is terminated, Allegiance Community Bank will pay to BCB a fee of $350,000.  This fee would also be payable to BCB if Allegiance Community Bank enters into a Merger Agreement with a third party within twelve months of the termination of the Merger Agreement by BCB, if the termination was due to a willful breach of a representation, warranty, covenant or agreement by Allegiance Community Bank or the failure of the shareholders of Allegiance Community Bank to approve the Merger Agreement after the public disclosure or public awareness that Allegiance Community Bank received a third party acquisition proposal.  In addition, BCB as an inducement to Allegiance Community Bank to enter into the Merger Agreement will pay a termination fee of $350,000 to Allegiance Community Bank if BCB unilaterally decides not to complete the Merger following the satisfaction of all conditions to closing.

Allegiance Community Bank may terminate the Merger Agreement unless BCB elects to increase the merger consideration if (i) the BCB Market Value on the Determination Date is less than $8.46; and (ii) if the number obtained by dividing the BCB Market Value on the Determination Date by $10.58 (the “BCB Ratio”) is less than the quotient obtained by dividing the Final Index Price by the Initial Index Price minus 0.20.  If Allegiance Community Bank elects to exercise its termination right as described above, it must give prompt written notice to BCB.  During the five-day period commencing with its receipt of such notice, BCB will have the option to increase the consideration to be received by the holders of Allegiance Community Bank common stock by adjusting the exchange ratio to be the lesser of (i) the product of 0.80 and $10.58 divided by the BCB Market Value multiplied by 0.35 or (ii) the product obtained by multiplying the quotient of the Final Index Price divided by Initial Index Price by $10.58 divided by the BCB Market Value multiplied by 0.35.  If BCB elects, it will give, within such five-day period, written notice to Allegiance Community Bank of such election to revise the exchange ratio, whereupon no termination will be deemed to have occurred and the Merger Agreement will remain in full force and effect in accordance with its terms (except as the exchange ratio will have been so modified).  Because the formula is dependent on the future price of BCB’s common stock and that of the index group, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of BCB common stock would be issued, to take into account the extent the average price of BCB’s common stock exceeded the decline in the average price of the common stock of the index group.

The Merger Agreement may be amended by the parties at any time before or after approval of the Merger Agreement by the Allegiance Community Bank shareholders. However, after such approval, no amendment may be made without their approval if it reduces the amount, value or changes the form of consideration to be delivered to Allegiance Community Bank’s shareholders.

The parties may waive any of their conditions to closing, unless they may not be waived under law.

Fees and Expenses

BCB and Allegiance Community Bank will each pay its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences of the Merger

General.  The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Allegiance Community Bank common stock with respect to the exchange of Allegiance Community Bank common stock for BCB common stock pursuant to the Merger. This discussion assumes that U.S. Holders hold their Allegiance Community Bank common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary is based on the Internal Revenue Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this document. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service, regarding the United States federal income tax consequences of the Merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Allegiance Community Bank common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Internal Revenue Code, such as holders of Allegiance Community Bank common stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their Allegiance Community Bank common stock through a partnership or other pass-through entity), persons who acquired shares of Allegiance Community Bank common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Allegiance Community Bank common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Allegiance Community Bank common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•
a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•
a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person and

•	an estate, the income of which is subject to United Sates federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Allegiance Community Bank common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

BCB and Allegiance Community Bank have structured the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.  BCB and Allegiance Community Bank have not requested and do not intend to request any ruling from the Internal Revenue Service. Accordingly, BCB urges each Allegiance Community Bank shareholder to consult their own tax advisors as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.  Assuming the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material United States federal income tax consequences of the Merger are as follows:

•	no gain or loss will be recognized by BCB, its subsidiaries or Allegiance Community Bank by reason of the Merger;

•
you will not recognize gain or loss if you exchange your Allegiance Community Bank common stock solely for BCB common stock, except to the extent of any cash received in lieu of a fractional share of BCB common stock;

•
your aggregate tax basis in the BCB common stock that you receive in the Merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your aggregate tax basis in the Allegiance Community Bank common stock you surrendered, less any basis attributable to fractional share interests in Allegiance Community Bank common stock for which cash is received; and

•	your holding period for the BCB common stock that you receive in the Merger will include your holding period for the shares of Allegiance Community Bank common stock that you surrender in the Merger.

Cash Received Instead of a Fractional Share of BCB Common Stock.  A shareholder of Allegiance Community Bank who receives cash instead of a fractional share of BCB common stock will be treated as having received the fractional share pursuant to the Merger and then as having exchanged the fractional share for cash in a redemption of BCB.  As a result, an Allegiance Community Bank shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above.  This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the holding period for such shares is greater than one year.

Backup Withholding and Information Reporting.  Payments of cash to a holder of Allegiance Community Bank common stock instead of a fractional share of BCB common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules.  Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the Merger.  It is not a complete analysis or discussion of all potential tax effects that may be important to you.  Thus, Allegiance Community Bank urges Allegiance Community Bank shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment

In accordance with U.S. generally accepted accounting principles, the Merger will be accounted for using the purchase method.  The result of this is that the recorded assets and liabilities of BCB will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Allegiance Community Bank will be adjusted to fair value at the date of the Merger.  In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired.  To the extent that the purchase price, consisting of cash plus the number of shares of BCB common stock to be issued to former Allegiance Community Bank shareholders and option holders at fair value, exceeds the fair value of the net assets including identifiable intangibles of Allegiance Community Bank at the merger date, that amount will be reported as goodwill.  In accordance with ASC 350, “Intangibles – Goodwill and Other,” goodwill will not be amortized but will be evaluated for impairment annually or more frequently under certain conditions.  Identified intangibles will be amortized over their estimated lives.  Further, the purchase accounting method results in the operating results of Allegiance Community Bank being included in the consolidated income of BCB beginning from the date of consummation of the Merger.

Stock Value and Dividend Information

BCB’s common stock trades on the Nasdaq Global Market under the symbol “BCBP.”  In order to list common stock on the Nasdaq Global Market, the presence of at least three registered and active market makers is required and BCB has at least three market makers.

The following table sets forth the high and low closing prices for BCB common stock for the periods indicated.  As of August 1, 2011, there were 9,263,032 shares of BCB common stock outstanding.

Fiscal 2011	High	Low	Cash Dividend Declared
Quarter Ended September 30, 2011(through August 11, 2011)	$11.25	$9.42	$—
Quarter Ended June 30, 2011	11.37	10.30	0.12
Quarter Ended March 31, 2011	11.94	10.00	0.12

Fiscal 2010	High	Low	Cash Dividend Declared
Quarter Ended December 31, 2010	$10.08	$8.70	$0.12
Quarter Ended September 30, 2010	9.26	7.00	0.12
Quarter Ended June 30, 2010	9.60	7.80	0.12
Quarter Ended March 31, 2010	9.79	8.75	0.12

Fiscal 2009	High	Low	Cash Dividend Declared
Quarter Ended December 31, 2009	$9.72	$7.76	$0.12
Quarter Ended September 30, 2009	10.42	7.31	0.12
Quarter Ended June 30, 2009	10.40	8.75	0.12
Quarter Ended March 31, 2009	10.99	8.50	0.12

On April 4, 2011, the business day immediately preceding the public announcement of the merger, and on August 10, 2011, the most recent practicable trading day before this proxy statement/prospectus was finalized, the closing prices of BCB common stock as reported on Nasdaq were $10.30 per share and $9.42 per share, respectively.

Allegiance Community Bank common stock is not traded on any exchange and is owned by approximately 263 shareholders of record.  As of the Record Date, there were 1,841,538 shares of Allegiance Community Bank common stock issued and outstanding.  Allegiance Community Bank has not issued any shares of its common stock since the Record Date, and has not been advised of, nor amended its books and records to reflect, any private transfers of its stock.  Allegiance Community Bank has never paid a dividend.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

BCB is incorporated under the laws of the State of New Jersey and Allegiance Community Bank is incorporated as a bank under the laws of the State of New Jersey.  As a result of the Merger, Allegiance Community Bank shareholders will become shareholders of BCB.  Thus, following the Merger, the rights of Allegiance Community Bank shareholders who become BCB shareholders in the Merger will be governed by the laws of the State of New Jersey and will also then be governed by the BCB certificate of incorporation and the BCB bylaws.  The BCB certificate of incorporation and bylaws will be unaltered by the Merger.

Comparison of Shareholders’ Rights

Set forth on the following page is a summary comparison of material differences between the rights of a BCB shareholder under the BCB certificate of incorporation, BCB bylaws, and New Jersey corporate law (right column) and the rights of a shareholder under the Allegiance Community Bank certificate of incorporation, Allegiance Community Bank bylaws and New Jersey banking law (left column).  The summary set forth below is not intended to provide a comprehensive summary of New Jersey law or of each company’s governing documents.  This summary is qualified in its entirety by reference to the full text of the BCB certificate of incorporation and BCB bylaws, and the Allegiance Community Bank certificate of incorporation and Allegiance Community Bank bylaws.  Copies of the governing corporate instruments delivered, are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page i.

ALLEGIANCE COMMUNITY BANK	BCB BANCORP, INC.
CAPITAL STOCK
Authorized Capital. 7,500,000 shares of common stock, par value $3.33 per share and 2,500,000 shares of preferred stock, $2.00 par value per share.  As of March 31, 2011, there were 1,841,538 shares of Allegiance Community Bank common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Preferred Stock.  Allegiance Community Bank’s certificate of incorporation (pending filing) authorize the board of directors, without further shareholder action, to issue up to 2,500,000 shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series, subject to applicable law.  The rights of preferred shareholders may supersede the rights of common shareholders.

Authorized Capital.  20 million shares of common stock, no par value per share and 10 million shares of serial preferred stock, $0.01 par value per share.  As of March 31, 2011, there were 10,163,914 and 9,397,647 shares of BCB common stock issued and outstanding, respectively, and no shares of serial preferred stock issued and outstanding.

Preferred Stock.  BCB’s certificate of incorporation authorize the board of directors, without further shareholder action, to issue up to 10 million shares of serial preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series, subject to applicable law and Nasdaq rules.  The rights of preferred shareholders may supersede the rights of common shareholders.

BOARD OF DIRECTORS
Number of Directors. Provided that there must be no less than five, nor more than twenty-five, such number may be fixed by the board of directors from time to time by resolution.  Allegiance Community Bank currently has eleven directors.

Number of Directors. Such number as is fixed by the board of directors from time to time, but which is not greater than 25 nor less than one.  BCB currently has twelve directors.  Following the merger, BCB will expand its board of directors by two members and appoint two current directors of Allegiance Community Bank to the BCB board of directors.

Classification of Directors.  Allegiance Community Bank’s board of directors is elected each year at the annual meeting of shareholders. Accordingly, Allegiance Community Bank’s directors serve one-year terms.

Classification of Directors.  BCB’s Certificate of Incorporation provides for a classified board to which approximately one-third of its Board of Directors is elected each year at the annual meeting of shareholders.

Vacancies and Newly Created Directorships.  Filled by a majority vote of the directors then in office, even if less than a quorum or by a vote of shareholders. In between annual meetings, the number of board members cannot be increased by more than two members.  The person who fills any such vacancy holds office until the next annual meeting of shareholders.

Vacancies and Newly Created Directorships.  May be filled by a vote of a majority of the directors then in office, although less than a quorum or by a vote of the shareholders at a meeting called for that purpose.  The person who fills any such vacancy holds office until the next annual meeting of shareholders.

PRE-EMPTIVE RIGHTS
Allegiance Community Bank’s shareholders do not have pre-emptive rights.	BCB shareholders do not have pre-emptive rights.
SPECIAL MEETINGS
Special Meetings of the Board.  Special meetings of the board of directors may be called by the Chairman of the Board, the President, Vice Chairman, Chairman of the Executive Committee or Chairman of the Loan and Investment Committee in the order stated with those following having authority in the absence of the preceding at the written request of any three members of the board of directors.

Special Meetings of the Board. Special meetings of the board may be called by the chairman of the board, the president, or by one-third or more of the directors then in office.
Special Meetings of the Shareholders. Special meetings may be called by the Chairman or Vice Chairman of the Board of Directors, the President, the Board of Directors, or by shareholders holding not less than fifty percent (50%) of the outstanding shares of Allegiance Community Bank’s common stock entitled to vote at a meeting.
Special Meetings of the Shareholders. Special meetings may be called at any time by the chairman of the board, the president or the majority of the board of directors.

DESCRIPTION OF CAPITAL STOCK OF BCB BANCORP, INC.
General

BCB is authorized to issue 20,000,000 shares of common stock, having no par value and 10,000,000 shares of preferred stock, $0.01 par value.  Each share of BCB’s common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.  All of the common stock is duly authorized, fully paid and nonassessable. Presented below is a description of BCB’s capital stock.  The common stock of BCB represents nonwithdrawable capital, is not to be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation.  As of August 1, 2011, BCB had 9,263,032 shares of common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

Dividends. BCB can pay cash dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of BCB are entitled to receive and share equally in such dividends as may be declared by the Board of Directors of BCB out of funds legally available therefor.  Dividends from BCB will depend, in large part, upon receipt of cash dividends from BCB Bank.

Voting Rights. Holders of common stock of BCB possess voting rights in BCB.  Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.

Liquidation. In the event of any liquidation, dissolution or winding up of BCB Bank, BCB, as holder of BCB Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of BCB Bank, including all deposit accounts and accrued interest thereon, all assets of BCB Bank available for distribution. In the event of liquidation, dissolution or winding up of BCB, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of BCB available for distribution.

Rights to Buy Additional Shares. Holders of the common stock of BCB are not entitled to preemptive rights with respect to any shares that may be issued. Preemptive rights are the priority right to buy additional shares if BCB issues more shares in the future. The common stock is not subject to redemption.

Preferred Stock

BCB’s certificate of incorporation permits the board of directors to authorize the issuance of up to 10,000,000 shares of serial preferred stock, par value $0.01, in one or more series, without shareholder action. The board of directors can fix the number of shares to be included in each such series, and the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Therefore, without shareholder approval, BCB’s board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control.  None of BCB’s serial preferred stock is currently issued.

CERTAIN PROVISIONS OF BCB BANCORP, INC.
CERTIFICATE OF INCORPORATION AND BYLAWS

The following discussion is a general summary of the material provisions of BCB’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in BCB’s certificate of incorporation and bylaws, reference should be made in each case to the document in question.  See “Where You Can Find More Information” as to how to review a copy of these documents.

Provisions in BCB’s Certificate of Incorporation, Bylaws and Federal Law Affecting BCB’s Shareholders

BCB’s certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the BCB board of directors or management more difficult. Such provisions include, among others, the requirement of a majority vote of shareholders to amend the bylaws, a classified board of directors and restrictions on the calling of special meetings of shareholders that do not provide for the calling of special meetings by the shareholders. The foregoing is qualified in its entirety by reference to BCB’s certificate of incorporation and bylaws, both of which are on file with the SEC.

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of BCB. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of BCB’s voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as BCB, could constitute acquisition of control of the bank holding company.

Directors. The board of directors is divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of BCB’s board of directors.  Further, BCB’s policies impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors at an annual meeting of shareholders.

Restrictions on Call of Special Meetings.  A special meeting of shareholders may be called by a majority vote of the board of directors.  The purpose of special meetings must be sent to each shareholder entitled to vote no less than ten nor more than sixty days before the meeting.

Authorized but Unissued Shares.  BCB has authorized but unissued shares of common and preferred stock.  See “Description of Capital Stock of BCB Bancorp, Inc.”  The certificate of incorporation authorizes 10,000,000 shares of serial preferred stock.  BCB is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class).  In the event of a proposed merger, tender offer or other attempt to gain control of BCB that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of BCB.  The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Bylaws.  Amendments to bylaws may be adopted, amended or repealed by vote of a majority of the directors then in office or by a vote of the majority of the stock outstanding and entitled to vote.  Any by-law, whether adopted, amended or repealed by the shareholders or directors, may be amended or reinstated by the shareholders or directors.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a state non-member bank unless the FDIC has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. Similarly, no person may acquire control of the parent bank holding company of a state bank unless the Federal Reserve has been given 60 days prior written notice and has not issued a notice disapproving of the proposal acquisition.

Control, as defined under federal law, means ownership, control of or holding with power to vote 25% or more of any class of voting stock.  Acquisition of more than 10% of any class, subject to rebuttal, Banks or bank holding company’s voting securities is presumed to constitute control of, subject to rebuttal, of the acquirer has securities regulated under the Securities Exchange Act of 1934 or no other person will hold a greater percentage of that class of voting securities after the acquisition.

An acquisition of control may be disapproved if the regulators finds, among other things, that:

1.	the acquisition would result in a monopoly or substantially lessen competition;

2.
the financial condition of the acquiring person or the financial prospects of the institution is such as might jeopardize the financial stability of the institution or prejudice the interests of depositors;

3.	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person, or

4.
the proposed acquisition would result in an adverse effect on the Deposit Insurance Fund.  If a company or existing bank holding seeks to acquire control of a state bank or bank holding company, filings must be made under the Bank Holding Company Act and the Federal Reserve Board must issue its approval of the transaction prior to its consummation.  The standards reviewed by the Federal Reserve Board in such a case are similar to those referenced above.

EXPERTS

The consolidated statements of financial condition of BCB Bancorp, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, included in its Annual Report on Form 10-K for the year ended December 31, 2010, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of ParenteBeard LLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the BCB common stock to be issued in the Merger will be passed upon for BCB by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to BCB.  In addition, Luse Gorman Pomerenk & Schick, P.C. will deliver its opinion to BCB, as to certain United States federal income tax consequences of the Merger.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the Merger Agreement at the time of the special meeting, the Merger Agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies.  In order to allow proxies that have been received by Allegiance Community Bank at the time of the special meeting to be voted for an adjournment, if necessary, Allegiance Community Bank has submitted the question of adjournment to its shareholders as a separate matter for their consideration.  The board of directors of Allegiance Community Bank unanimously recommends that shareholders vote “FOR” the adjournment proposal.  If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERS OF
ALLEGIANCE COMMUNITY BANK COMMON STOCK

The following tables sets forth, to the best knowledge and belief of Allegiance Community Bank, certain information regarding the beneficial ownership of the Allegiance Community Bank common stock as of August 8, 2011 by (i) each director and certain named executive officers of Allegiance Community Bank, (ii) all of Allegiance Community Bank’s directors and executive officers as a group and (iii) by each person known to Allegiance Community Bank to be the beneficial owner of more than 5% of the outstanding Allegiance Community Bank common stock.

Security Ownership of Management

Direct and indirect ownership of common stock by each of the directors, the executive officers and by all executive officers as a group is set forth in the following table as of August 8, 2011, together with the percentage of total shares outstanding represented by such ownership.  For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days.

	Amount of Beneficial Ownership
Name of Beneficial Owner	Common Stock (1)(2)	Percent of Class (3)	Vested Stock Options (2)
Spencer B. Robbins	49,746	2.59%	12,508
Istvan Boksay (a)	125,020	6.52%	3,630
Liya Levinsky	41,017	2.14%	2,202
James P. Nolan	44,851	2.34%	2,067
Grigory S. Rasin (b)	51,916	2.71%	5,559
Norman Robbins (c)	26,860	1.40%	2,269
Patrick J. Romano, Jr. (d)	184,659	9.63%	8,185
Gary S. Stetz (e)	133,329	6.95%	18,362
Aaron I. Tucker	72,375	3.77%	3,824
Rodger Zepka	58,242	3.04%	2,394
David J. Onderko (f)	31,424	1.64%	15,750

Totals All Directors and Executive Officers as a group (11 persons)	819,439	42.72%	76,750

 ________________________
(1)
(a) includes 30,980 shares that are held by Cede and Co., 19,114 shares held in the name of Istvan Boksay, IRA/SEP; (b) includes 12,237 shares held in the name of UBS Paine Weber f/b/o Grigory Rasin IRA; (c) includes 5,787 shares in the name of the Norman Robbins Trust dated August 20, 2002; (d) includes 16,037 shares held in the name of PJ General Corp PS Plan 01/01/00 f/b/o/ Patrick J. Romano, Jr.; and (e) includes 346 shares held in the name of Mr. Stetz’s wife, 346 shares held in the name of Mr. Stetz’s son, 346 shares held in the name of Mr. Stetz’s great grandmother, 1,735 shares held by Mr. Stetz as trustee of the Mautone Irrevocable Family Trust, 5,941 shares held by Mr. Stetz as trustee in the name of Stetz, Belgiovine CPA’s PC Employee Savings Plan for the Benefit of Alexander Belgiovine, 5,858 shares held by Mr. Stetz as trustee in the name of Stetz, Belgiovine CPA’s PC Employee Savings Plan for the Benefit of Larry Stetz, 6,356 shares held by Mr. Stetz as trustee in the name of Stetz, Belgiovine CPA’s PC Employee Savings Plan for the Benefit of Robert Manwarren, 57,625 shares held by Mr. Stetz as trustee in the name of Stetz, Belgiovine CPA’s PC Employee Savings Plan for the Benefit of Gary Stetz and 23,148 shares held by the partners of Stetz, Belgiovine CPA’s PC in their individual names (i) Alexander Belgiovine (7,827 shares), (ii) Robert Manwarren (7,411 shares) and (iii) Larry Stetz (7,910 shares); (f) includes 15,500 f/b/o David Onderko IRA.

(2)	Includes shares which may be acquired by exercise of vested stock options granted under the 2001 and 2002 Stock Option Plans of Allegiance Community Bank.
(3)
Shares of Allegiance Community Bank’s common stock issuable pursuant to options are deemed outstanding for the purposes of computing the percentage of the person or group holding such options, but are not deemed outstanding for purposes of computing the percentage of any other person or group.

Security Ownership of Certain Beneficial Owners

The following sets forth certain information concerning each person known to Allegiance Community Bank who may be considered a beneficial owner of more than 5% of the outstanding shares of Allegiance Community Bank common stock as of August 8, 2011.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership (1)	Percent of Class (2)

Patrick J. Romano, Jr. (a)	184,659	9.63%
Gary S. Stetz (b)	133,329	6.95%
Istvan Boksay (c)	125,020	6.52%

________________________
(1)
(a) Includes 8,185 shares pursuant to immediately exercisable stock options and 16,037 shares held in the name of PJ General Corp PS Plan 01/01/00 f/b/o/ Patrick J. Romano, Jr.;  (b) includes 346 shares held in the name of Mr. Stetz’s wife, 346 shares held in the name of Mr. Stetz’s son, 346 shares held in the name of Mr. Stetz’s great grandmother, 1,735 shares held by Mr. Stetz as trustee of the Mautone Irrevocable Family Trust, 5,941 shares held by Mr. Stetz as trustee in the name of Stetz, Belgiovine CPA’s PC Employee Savings Plan for the Benefit of Alexander Belgiovine, 5,858 shares held by Mr. Stetz as trustee in the name of Stetz, Belgiovine CPA’s PC Employee Savings Plan for the Benefit of Larry Stetz, 6,356 shares held by Mr. Stetz as trustee in the name of Stetz, Belgiovine CPA’s PC Employee Savings Plan for the Benefit of Robert Manwarren, 57,625 shares held by Mr. Stetz as trustee in the name of Stetz, Belgiovine CPA’s PC Employee Savings Plan for the Benefit of Gary Stetz and 23,148 shares held by the partners of Stetz, Belgiovine CPA’s PC in their individual names (i) Alexander Belgiovine (7,827 shares), (ii) Robert Manwarren (7,411 shares) and (iii) Larry Stetz (7,910 shares) and (c) includes 3,630 shares pursuant to immediately exercisable stock options.

(2)
Shares of Allegiance Community Bank’s common stock issuable pursuant to options are deemed outstanding for the purposes of computing the percentage of the person or group holding such options, but are not deemed outstanding for purposes of computing the percentage of any other person or group.

OTHER MATTERS

As of the date of this document, the Allegiance Community Bank board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document.  However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting.  However, no proxy that is voted against the Merger Agreement will be voted in favor of any adjournment or postponement.

PROPOSALS FOR 2012 ANNUAL MEETING

If the Merger is completed, Allegiance Community Bank will not have any future meetings of shareholders. However, if the Merger is not completed, any proposal that a shareholder wishes to have presented at the next annual meeting of shareholders of Allegiance Community Bank, to be held in April 2012, must be received no later than December 30, 2011.  It is urged that any such proposals be sent by certified mail, return receipt requested.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows BCB to incorporate certain information into this document by reference to other information that has been filed with the Securities and Exchange Commission.  The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by BCB (File No. 000-50275):

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	Current Reports on Form 8-K, dated April 5, 2011, April 28, 2011 and May 4, 2011 (other than the portions of those documents not deemed to be filed) and;

•
The description of BCB common stock set forth in the registration statement on Form 8-A (000-50275) filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, BCB is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this document and prior to the date of the special meeting of Allegiance Community Bank shareholders.

Neither BCB nor Allegiance Community Bank has authorized anyone to give any information or make any representation about the Merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of BCB and Allegiance Community Bank; (ii) statements about the benefits of the Merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (iii) statements about BCB’s respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of BCB’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond its control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions in the areas in which BCB operates;

•	BCB’s businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the Merger may not be fully realized or may take longer to realize than expected;

•
the risk that the Merger Agreement may be terminated in certain circumstances which would require Allegiance Community Bank to pay BCB or BCB to pay Allegiance Community Bank a termination fee of $350,000;

•	operating costs, customer losses and business disruption following the Merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental approvals of the Merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in BCB’s markets; and

•	the risk that the continuing economic slowdown could adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in BCB’s respective reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on BCB’s behalf are expressly qualified in their entirety by the cautionary statements above.  Neither of us undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BCB BANCORP, INC.,

BCB COMMUNITY BANK

AND

ALLEGIANCE COMMUNITY BANK

DATED AS OF

APRIL 4, 2011

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS		A-1
1.1.	Certain Definitions	A-1
ARTICLE II THE MERGER		A-7
2.1.	Merger	A-7
2.2.	Effective Time	A-8
2.3.	Certificate of Incorporation and Bylaws	A-8
2.4.	Directors and Officers of Surviving Institution	A-8
2.5.	Advisory Board	A-8
2.6.	Effects of the Merger	A-9
2.7.	Tax Consequences	A-9
2.8.	Possible Alternative Structures	A-10
2.9.	Additional Actions	A-10
ARTICLE III CONVERSION OF SHARES		A-10
3.1.	Conversion of Allegiance Bank Common Stock; Merger Consideration	A-10
3.2.	Procedures for Exchange of Allegiance Bank Common Stock	A-12
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF Allegiance Bank		A-14
4.1.	Standard	A-15
4.2.	Organization	A-15
4.3.	Capitalization	A-16
4.4.	Authority; No Violation	A-16
4.5.	Consents	A-17
4.6.	Financial Statements	A-18
4.7.	Taxes	A-19
4.8.	No Material Adverse Effect	A-19
4.9.	Material Contracts; Leases; Defaults	A-19
4.10.	Ownership of Property; Insurance Coverage	A-21
4.11.	Legal Proceedings	A-22
4.12.	Compliance With Applicable Law	A-22
4.13.	Employee Benefit Plans	A-23
4.14.	Brokers, Finders and Financial Advisors	A-26
4.15.	Environmental Matters	A-26
4.16.	Loan Portfolio	A-27
4.17.	Corporate Documents	A-29
4.18.	Related Party Transactions	A-29
4.19.	Deposits	A-29
4.20.	Required Vote	A-29
4.21.	Registration Obligations	A-29
4.22.	Risk Management Instruments	A-29
4.23.	Fairness Opinion	A-30
4.24.	Trust Accounts	A-30
4.25.	Intellectual Property	A-30
4.26.	Labor Matters	A-30
4.27.	Investment Securities	A-31
4.28.	State Takeover Laws	A-31
4.29.	Regulatory Capital	A-31

(i)

4.30.	Allegiance Bank Information Supplied	A-31
4.31.	Indemnification	A-32
4.32.	Internal Controls	A-32
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BCB		A-32
5.1.	Standard	A-33
5.2.	Organization	A-33
5.3.	Capitalization	A-33
5.4.	Authority; No Violation	A-34
5.5.	Consents	A-35
5.6.	Financial Statements	A-35
5.7.	Taxes	A-36
5.8.	No Material Adverse Effect	A-36
5.9.	Ownership of Property; Insurance Coverage	A-37
5.10.	Legal Proceedings	A-37
5.11.	Compliance With Applicable Law	A-37
5.12.	Employee Benefit Plans	A-38
5.13.	Environmental Matters	A-39
5.14.	Securities Documents	A-40
5.15.	Brokers, Finders and Financial Advisors	A-40
5.16.	BCB Common Stock	A-40
5.17.	BCB Information Supplied	A-40
5.18.	State Takeover Laws	A-40
5.19.	Indemnification	A-41
5.20.	Regulatory Capital	A-41
5.21.	Internal Controls	A-41
ARTICLE VI COVENANTS OF ALLEGIANCE BANK		A-42
6.1.	Conduct of Business	A-42
6.2.	Current Information	A-46
6.3.	Access to Properties and Records	A-47
6.4.	Financial and Other Statements	A-47
6.5.	Maintenance of Insurance	A-48
6.6.	Disclosure Supplements	A-48
6.7.	Consents and Approvals of Third Parties	A-48
6.8.	All Reasonable Efforts	A-48
6.9.	Failure to Fulfill Conditions	A-49
6.10.	No Solicitation	A-49
6.11.	Reserves and Merger-Related Costs	A-52
6.12.	Board of Directors and Committee Meetings	A-52
ARTICLE VII COVENANTS OF BCB		A-52
7.1.	Conduct of Business	A-52
7.2.	Current Information	A-52
7.3.	Financial and Other Statements	A-53
7.4.	Disclosure Supplements	A-53
7.5.	Consents and Approvals of Third Parties	A-53
7.6.	All Reasonable Efforts	A-53
7.7.	Failure to Fulfill Conditions	A-53

(ii)

7.8.	Employee Benefits	A-53
7.9.	Directors and Officers Indemnification and Insurance	A-56
7.10.	Stock Listing	A-58
7.11.	Stock and Cash Reserve	A-58
ARTICLE VIII REGULATORY AND OTHER MATTERS		A-58
8.1.	Allegiance Bank Shareholder Meeting	A-58
8.2.	Proxy Statement-Prospectus	A-58
8.3.	Regulatory Approvals	A-59
ARTICLE IX CLOSING CONDITIONS		A-60
9.1.	Conditions to Each Party’s Obligations under this Agreement	A-60
9.2.	Conditions to the Obligations of BCB under this Agreement	A-61
9.3.	Conditions to the Obligations of Allegiance Bank under this Agreement	A-62
ARTICLE X THE CLOSING		A-63
10.1.	Time and Place	A-63
10.2.	Deliveries at the Pre-Closing and the Closing	A-63
ARTICLE XI TERMINATION, AMENDMENT AND WAIVER		A-63
11.1.	Termination	A-63
11.2.	Effect of Termination	A-66
11.3.	Amendment, Extension and Waiver	A-67
ARTICLE XII MISCELLANEOUS		A-67
12.1.	Confidentiality	A-67
12.2.	Public Announcements	A-68
12.3.	Survival	A-68
12.4.	Notices	A-68
12.5.	Parties in Interest	A-69
12.6.	Complete Agreement	A-69
12.7.	Counterparts	A-69
12.8.	Severability	A-69
12.9.	Governing Law	A-70
12.10.	Interpretation	A-70
12.11.	Specific Performance	A-70

Exhibit A	Form of Allegiance Bank Voting Agreement

(iii)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of April 4, 2011, by and among BCB Bancorp, Inc., a New Jersey corporation (“BCB”), BCB Community Bank, a bank chartered under the laws of the State of New Jersey (“BCB Bank”), and Allegiance Community Bank, a bank chartered under the laws of the State of New Jersey (“Allegiance Bank”).

WHEREAS, the Board of Directors of each of BCB, BCB Bank and Allegiance Bank (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has adopted a resolution approving this Agreement and declaring its advisability; and

WHEREAS, in accordance with the terms of this Agreement, Allegiance Bank will merge with and into BCB Bank (the “Merger”); and

WHEREAS, as a condition to the willingness of BCB to enter into this Agreement, each of the executive officers and directors of Allegiance Bank as listed on ALLEGIANCE BANK DISCLOSURE SCHEDULE 6.2.5 has entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with BCB (the “Allegiance Bank Voting Agreements”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of common stock of Allegiance Bank owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Allegiance Bank Voting Agreements; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1.           Certain Definitions.

As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

“Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, and any amendment hereto.

“Allegiance Bank” shall mean Allegiance Community Bank, a New Jersey chartered bank, with its principal offices located at 200 Valley Street, South Orange, New Jersey 07079, which includes Valley Street Title Agency LLC, Allegiance Bank’s only subsidiary and is inactive.

“Allegiance Bank Common Stock” shall mean the common stock, par value $3.33 per share, of Allegiance Bank.

“Allegiance Bank Disclosure Schedule” shall mean a written disclosure schedule delivered by Allegiance Bank to BCB specifically referring to the appropriate section of this Agreement.

“Allegiance Bank Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of Allegiance Bank and subsidiaries as of December 31, 2010 and 2009 and the consolidated statements of operations, shareholders’ equity and cash flows (including related notes and schedules, if any) of Allegiance Bank and subsidiaries for each of the three years ended December 31, 2010, 2009 and 2008, and (ii) the unaudited interim consolidated financial statements of Allegiance Bank and subsidiaries as of the end of each calendar quarter following December 31, 2010 and for the periods then ended.

“Allegiance Bank Option Plans” shall mean the (i) Allegiance Bank 2002 Director Stock Option Plan A; (ii) Allegiance Bank 2002 Director Stock Option Plan B; and (iii) Allegiance Bank 2002 Employee Stock Option Plan.

“Allegiance Bank Option” shall mean an option to purchase shares of Allegiance Bank Common Stock granted pursuant to the Allegiance Bank Option Plans and as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.3.1.

“Allegiance Bank Recommendation” shall have the meaning set forth in Section 8.1.

“Allegiance Bank Regulatory Agreement” shall have the meaning set forth in Section 4.12.3.

“Allegiance Bank Regulatory Reports” means the Call Reports of Allegiance Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended March 31, 2010, through the Closing Date, and all Reports filed with the Department by Allegiance Bank from March 31, 2010 through the Closing Date.

“Allegiance Bank Shareholders Meeting” shall have the meaning set forth in Section 8.1.

“Applications” means the applications for regulatory approval that are required by the transactions contemplated hereby.

 “Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the FRB, the FDIC and the Department, which regulates BCB, BCB Bank or Allegiance Bank, or any of their respective holding companies (in the case of BCB Bank) or subsidiaries, as the case may be.

“BCB Average Price” shall mean the average of the daily closing sales prices of a share of BCB Common Stock as reported on Nasdaq for the five consecutive trading days immediately preceding the Closing Date.

“BCB Bank” shall mean BCB Community Bank, a New Jersey chartered bank, with its principal offices located at 104-110 Avenue C, Bayonne, New Jersey 07002, which is a wholly owned subsidiary of BCB.

 “BCB” shall mean BCB Bancorp, Inc., a New Jersey corporation, with its principal executive offices located at 104-110 Avenue C, Bayonne, New Jersey 07002.

“BCB Common Stock” shall mean the common stock, no stated par value per share, of BCB.

“BCB Disclosure Schedule” shall mean a written disclosure schedule delivered by BCB to Allegiance Bank specifically referring to the appropriate section of this Agreement.

“BCB Financial Statements” shall mean the (i) the audited consolidated statements of condition (including related notes and schedules) of BCB and subsidiaries as of December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of BCB and subsidiaries for each of the three years ended December 31, 2010, 2009 and 2008, as set forth in BCB’s annual report for the year ended December 31, 2010, and (ii) the unaudited interim consolidated financial statements of BCB and subsidiaries as of the end of each calendar quarter following December 31, 2010, and for the periods then ended, as filed by BCB in its Securities Documents.

“BCB Regulatory Agreement” shall have the meaning set forth in Section 5.11.3.

“BCB Stock Benefit Plan” shall mean the BCB Bancorp, Inc. 2002 Stock Option Plan, the BCB Bancorp, Inc. 2003 Stock Option Plan, the Pamrapo Bancorp, Inc. 2003 Stock-Based Incentive Plan and the BCB Bancorp, Inc. 2011 Stock Option Plan, if adopted by BCB’s shareholders.

“BCB Subsidiary” means any corporation, of which more than 50% of the capital stock is owned, either directly or indirectly, by BCB or BCB Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of BCB Bank.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Certificate” shall mean certificates evidencing shares of Allegiance Bank Common Stock.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 12.1 of this Agreement.

“Department” shall mean the New Jersey Department of Banking and Insurance.

“Dissenters’ Shares” shall mean, to the extent applicable, shares of Allegiance Bank Common Stock that have not been voted in favor of approval of the Merger and with respect to which appraisal rights have been perfected in accordance with the NJBL.

 “Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean the trust company or other agent designated by BCB, which shall act as agent for BCB in connection with the exchange procedures for converting Certificates into the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.2.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.3.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of New York.

“FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of New York.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by that Person.

“Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” shall mean, with respect to BCB or Allegiance Bank, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of BCB and its Subsidiaries taken as a whole, or Allegiance Bank and its Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either Allegiance Bank, on the one hand, or BCB, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement. The payment or settlement of specified claims within the amounts set forth on the ALLEGIANCE BANK DISCLOSURE SCHEDULES shall not be considered a Material Adverse Effect. In addition, a  “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party or otherwise permitted by this Agreement, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions including natural or man-made disasters, other acts of God, and the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties or any of their Subsidiaries, or (f) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of BCB or Allegiance Bank, or any of their Subsidiaries, respectively, resulting solely from a change in interest rates generally.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

“Merger” shall mean the merger of Allegiance Bank with and into BCB Bank (or a subsidiary thereof) pursuant to the terms hereof.

“Merger Consideration” shall mean the BCB Common Stock in an aggregate per share amount to be paid by BCB for each share of Allegiance Bank Common Stock, as set forth in Section 3.1.

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of BCB Common Stock to be offered to holders of Allegiance Bank Common Stock in connection with the Merger.

“Nasdaq” shall mean the Nasdaq Global Market.

“NJBL” shall mean the New Jersey Banking Law.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“Pension Plan” shall have the meaning set forth in Section 4.13.2.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger and the related transactions contemplated by this Agreement.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary” means any corporation, of which more than 50% of the capital stock is owned, either directly or indirectly, by Allegiance Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of Allegiance Bank.

“Surviving Institution” shall have the meaning set forth in Section 2.1 hereof.

“Termination Date” shall mean March 31, 2012.

“Treasury Stock” shall have the meaning set forth in Section 3.1.2.

Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II
THE MERGER

2.1.           Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) Allegiance Bank shall merge with and into BCB Bank, with BCB Bank as the resulting or Surviving Institution (the “Surviving Institution”); and (b) the separate existence of Allegiance Bank shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Allegiance Bank shall be vested in and assumed by BCB Bank.  The principal office of BCB Bank shall continue to be 104-110 Avenue C, Bayonne, New Jersey 07002 after the Effective Time.  The name of the Surviving Institution shall be “BCB Community Bank.”  As part of the Merger, each share of Allegiance Bank Common Stock (other than Treasury Stock) will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof.

2.2.           Effective Time.

The Closing shall occur no later than the close of business on the fifth business day following the latest to occur of (i) the receipt of all Regulatory Approvals, (ii) Allegiance Bank shareholder approval of the Merger, or (iii) the passing of any applicable waiting periods; or at such other date or time upon which BCB and Allegiance Bank mutually agree (the “Closing”). The Merger shall be effected by the filing of a certificate of merger with the Department on the day of the Closing (the “Closing Date”), in accordance with the relevant law.  The “Effective Time” means the date and time upon which the certificate of merger is filed with the Department, or as otherwise stated in the certificate of merger, in accordance with the relevant law.

2.3.           Certificate of Incorporation and Bylaws.

The Certificate of Incorporation and Bylaws of BCB Bank as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Institution, until thereafter amended as provided therein and by applicable law.

2.4.           Directors and Officers of Surviving Institution.

The directors of BCB Bank immediately prior to the Effective Time and two directors of Allegiance Bank, who will be chosen at the sole discretion of BCB Bank, shall be the directors of the Surviving Institution, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Institution. BCB shall appoint two directors of Allegiance Bank to the Board of Directors of BCB with both directors chosen at the sole discretion of BCB, each to hold office in accordance with the Certificate of Incorporation and Bylaws of BCB.  BCB and BCB Bank shall consider recommendations from Allegiance Bank on the prospective board appointments from Allegiance Bank.  The officers of BCB immediately prior to the Effective Time shall be the officers of Surviving Institution, in each case until their respective successors are duly elected or appointed and qualified.

2.5.           Advisory Board.

Effective immediately after the Effective Time, the board members of Allegiance Bank as of the Effective Time who do not join the boards of BCB or BCB Bank shall be appointed to the newly established Advisory Board of BCB Bank (the “Advisory Board”).  The Advisory Board shall meet at least two times a year and the initial term shall be for one year.  Each member of the Advisory Board shall receive an annual retainer of $6,000 per member.  BCB shall consider, at its reasonable discretion, the composition, compensation and need for the Advisory Board after the completion of the one year term.

2.6.           Effects of the Merger.

At the Effective Time, the Surviving Institution shall be considered the same business and corporate entity as each of the merging institutions and thereupon and thereafter all the property, rights, powers and franchises of each of the merging institutions shall vest in the Surviving Institution and the Surviving Institution shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the merging institutions and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties and relationship had been originally acquired, incurred or entered into by the Surviving Institution.  In addition, any reference to either of the merging institutions in any contract, will or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Institution if not inconsistent with the other provisions of the contract, will or document; and any pending, action or other judicial proceeding to which either of the merging institutions is a party shall not be deemed to have abated or to have been discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made or the Surviving Institution may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the merging institutions if the Merger had not occurred.  All deposit accounts of Allegiance Bank shall be and become deposit accounts in the Surviving Institution without change in their respective terms, maturity, minimum required balances or withdrawal value.  Appropriate evidence of the deposit account in the Surviving Institution shall be provided by the Surviving Institution to each deposit account holder of Allegiance Bank, as necessary, after consummation of the Merger. All deposit accounts of BCB Bank prior to consummation of the Merger shall continue to be deposit accounts in the Surviving Institution after consummation of the Merger without any change whatsoever in any of the provisions of such deposit accounts, including, without limitation, their respective terms, maturity, minimum required balances or withdrawal value. The Merger shall have such other effects as set forth under federal and New Jersey law.

2.7.           Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.  From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.  Following the Closing, none of BCB, BCB Bank, Allegiance Bank nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.  Each of BCB, BCB Bank and Allegiance Bank shall deliver certificates substantially in compliance with IRS published advance ruling guidelines, to enable counsel to deliver a legal opinion if such opinion is required under the federal securities laws or otherwise, as to the corporate tax consequences of the Merger.

2.8.           Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time BCB shall be entitled to revise the structure of the Merger, including without limitation, by merging Allegiance Bank into a wholly owned subsidiary of BCB Bank, provided that (i) any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement (ii) there are no adverse Federal or state income tax consequences to Allegiance Bank shareholders as a result of the modification; (iii) the consideration to be paid to the holders of Allegiance Bank Common Stock under this Agreement is not thereby changed in kind or reduced in amount; and (iv) such modification will not materially delay the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger or otherwise cause any condition to Closing set forth in Article IX not to be capable of being fulfilled.  The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

2.9.           Additional Actions

If, at any time after the Effective Time, BCB shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in BCB its right, title or interest in, to or under any of the rights, properties or assets of Allegiance Bank, Allegiance Bank, or (ii) otherwise carry out the purposes of this Agreement, Allegiance Bank and its officers and directors shall be deemed to have granted to BCB an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in BCB its right, title or interest in, to or under any of the rights, properties or assets of Allegiance Bank or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of the BCB are authorized in the name of Allegiance Bank or otherwise to take any and all such action.

ARTICLE III
CONVERSION OF SHARES

3.1.           Conversion of Allegiance Bank Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any further action on the part of BCB, BCB Bank or Allegiance Bank or the holders of any of the shares of Allegiance Bank Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1.           Each share of BCB and BCB Bank Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2.           All shares of Allegiance Bank Common Stock held in the treasury of Allegiance Bank (“Treasury Stock”) and each share of Allegiance Bank Common Stock owned by BCB immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted or Dissenters’ Shares) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3.           Subject to the provisions of this Article III (or, if applicable, Section 11.1.10), each share of Allegiance Bank Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 0.35 shares of BCB Common Stock (the “Exchange Ratio”).

3.1.4.           After the Effective Time, shares of Allegiance Bank Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section represent the right to receive the Merger Consideration and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by Allegiance Bank on such shares of Allegiance Bank Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

3.1.5.           In the event BCB changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of BCB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding BCB Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, that no such adjustment shall be made with regard to BCB Common Stock if BCB issues additional shares of Common Stock and receives fair market value consideration for such shares.

3.1.6.           No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of BCB Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to BCB Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BCB.  In lieu of the issuance of any such fractional share, BCB shall pay to each former holder of Allegiance Bank Common Stock who otherwise would be entitled to receive a fractional share of BCB Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the BCB Average Price.  For purposes of determining any fractional share interest, all shares of Allegiance Bank Common Stock owned by an Allegiance Bank shareholder shall be combined so as to calculate the maximum number of whole shares of BCB Common Stock issuable to such Allegiance Bank shareholder.

3.1.7.           The Surviving Institution shall pay for any Dissenters’ Shares properly perfected in accordance with the NJBL and the holders thereof shall not be entitled to receive any Merger Consideration; provided, that if appraisal rights under the NJBL, with respect to any Dissenters’ Shares shall have been effectively withdrawn or lost, such shares will thereupon cease to be treated as Dissenters’ Shares and shall be converted into the right to receive the Merger Consideration pursuant to Section 3.1.3.

3.1.8.               If as of the calendar month ending immediately before the Effective Time (providing such Effective Time is after the 15th day of the month and if not the case, the previous calendar month) the Allegiance Bank adjusted common equity capital is less than $6.65 million, the Exchange Ratio shall be adjusted by the following formula: Exchange Ratio plus the quotient of [(adjusted common equity capital-$6.80 million) divided by 1,841,538 and further divided by the BCB Average Price], rounded to three decimal places. Allegiance Bank adjusted common equity capital will be calculated as follows: Allegiance Bank’s shareholders’ equity calculated in accordance with GAAP and revised to include verifiable expenses after the date hereof (including but not limited to, accounting, change in control payments, investment banking and legal fees) relating to the Merger.

3.2.           Procedures for Exchange of Allegiance Bank Common Stock.

3.2.1.           BCB to Make Merger Consideration Available.  No later than the Closing Date, BCB shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Allegiance Bank Common Stock, for exchange in accordance with this Section 3.2, certificates representing the shares of BCB Common Stock and an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article III (including any cash that may be payable in lieu of any fractional shares of Allegiance Bank Common Stock) (such cash and certificates for shares of BCB Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

3.2.2.           Exchange of Certificates.  BCB shall take all steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration and cash in lieu of fractional shares, if any, into which the Allegiance Bank Common Stock represented by such Certificates shall have been converted as a result of the Merger.  The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent or as prescribed by Section 3.2.7. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of BCB Common Stock (if any) to which such former holder of Allegiance Bank Common Stock shall have become entitled pursuant to the provisions of Section 3.1 hereof and (ii) a check representing the amount of cash (if any) payable in lieu of fractional shares of BCB Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.2, and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on the cash payable in lieu of fractional shares.

3.2.3.           Rights of Certificate Holders after the Effective Time.  The holder of a Certificate that prior to the Merger represented issued and outstanding Allegiance Bank Common Stock shall have no rights, after the Effective Time, with respect to such Allegiance Bank Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement.  No dividends or other distributions declared after the Effective Time with respect to BCB Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2.  After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of BCB Common Stock represented by such Certificate.

3.2.4.           Surrender by Persons Other than Record Holders.  If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.2.5.           Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of Allegiance Bank of the Allegiance Bank Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

3.2.6.           Return of Exchange Fund. At any time following the six (6) month period after the Effective Time, BCB shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to BCB (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither BCB nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.2.7.           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by BCB, the posting by such person of a bond in such amount as BCB may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.2.8.           Withholding.  BCB or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Allegiance Bank Common Stock such amounts as BCB (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by BCB or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Allegiance Bank Common Stock in respect of whom such deduction and withholding were made by BCB or the Exchange Agent.

3.2.9.           Treatment of Allegiance Bank Options.  ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.3.1 sets forth all of the outstanding Allegiance Bank Options as of the date hereof.  No outstanding Allegiance Bank Options may be exercised between the date hereof and the Effective Time and all holders of Allegiance Bank Options executing Voting Agreements shall agree not to exercise any Allegiance Bank Options.  Prior to and effective as of the Effective Time, Allegiance Bank shall take all actions necessary to terminate the Allegiance Bank Option Plans.  Holders of all unexercised Allegiance Bank Options as of the Effective Time will receive, in cancellation of their Allegiance Bank Options, a cash payment from Allegiance Bank immediately prior to the Effective Time, in an amount equal to the product of (x) the number of shares of Allegiance Bank Common Stock provided for in such Allegiance Bank Option and (y) the excess, if any, of the value of the Merger Consideration based on the BCB Average Price over the exercise price per share provided for in such Allegiance Bank Option (the “Cash Option Payment”).  The Cash Option Payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax.  Prior to the Effective Time, Allegiance Bank shall obtain the written consent of each option holder to the cancellation of the Allegiance Bank Options in exchange for the Cash Option Payment.

3.2.10.        Reservation of Shares.  BCB shall reserve for issuance a sufficient number of shares of the BCB Common Stock for the purpose of issuing shares of BCB Common Stock to the Allegiance Bank shareholders in accordance with this Article III.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ALLEGIANCE BANK

Allegiance Bank represents and warrants to BCB that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), subject to the standard set forth in Section 4.1 and except as set forth in the ALLEGIANCE BANK DISCLOSURE SCHEDULE delivered by Allegiance Bank to BCB on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date.  Allegiance Bank has made a good faith effort to ensure that the disclosure on each schedule of the ALLEGIANCE BANK DISCLOSURE SCHEDULE corresponds to the section referenced herein.  However, for purposes of the ALLEGIANCE BANK DISCLOSURE SCHEDULE: (i) any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule; and (ii) the mere inclusion of any item in the ALLEGIANCE BANK DISCLOSURE SCHEDULES as an exception to a representation or warranty shall not be deemed an admission by Allegiance Bank that such item represents a material exception or fact, event or circumstance.

4.1.           Standard.

No representation or warranty of Allegiance Bank contained in this Article IV shall be deemed untrue or incorrect, and Allegiance Bank shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.  The foregoing standard shall not apply to representations and warranties contained in Sections 4.2, 4.3, 4.4, 4.6.2, 4.13.5, 4.13.8, 4.13.9, 4.13.11,4.15 and 4.29, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

4.2.           Organization.

4.2.1.           Allegiance Bank is a bank duly organized, validly existing and in good standing (to the extent required) under the laws of the State of New Jersey.  The deposits of Allegiance Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Allegiance Bank when due.  Allegiance Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.2.2.           Allegiance Bank has one Subsidiary, Valley Street Title Agency LLC  that conducts no business and holds no assets or liabilities.

4.2.3.           The minute books of Allegiance Bank accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

4.2.4.           Prior to the date of this Agreement, Allegiance Bank has made available to BCB true and correct copies of the organization certificate and bylaws of Allegiance Bank.

4.3.           Capitalization.

4.3.1.           The authorized capital stock of Allegiance Bank consists of 7,500,000 shares of common stock, $3.33 par value per share, of which 1,841,538 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights.  Allegiance Bank has no authorized preferred stock.  Allegiance Bank is seeking shareholder approval at its 2011 annual meeting of shareholders to amend its certificate of incorporation to authorize 2,500,000 shares of preferred stock, $2.00 par value.  There are no shares of Allegiance Bank Common Stock held by Allegiance Bank as treasury stock.  Allegiance Bank is not bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Allegiance Bank Common Stock, or any other security of Allegiance Bank or any securities representing the right to vote, purchase or otherwise receive any shares of Allegiance Bank Common Stock or any other security of Allegiance Bank other than shares issuable under the Allegiance Bank Option Plans.  The Allegiance Bank Option Plans provide for the grant of options to acquire 140,953 shares, of which options to acquire 62,618 shares had been granted as of the date hereof. ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.3.1 sets forth the name of each holder of options to purchase Allegiance Bank Common Stock, the number of shares each such individual may acquire pursuant to the exercise of such options, the grant and vesting dates, and the exercise price relating to the options held.

4.3.2.           Allegiance Bank does not possess, directly or indirectly, any material equity interest in any corporate entity, except for stock in the FHLB and Valley Street Title Agency LLC.

4.3.3.           Except as set forth in the ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.3.3, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Allegiance Bank Common Stock.

4.4.           Authority; No Violation.

4.4.1.           Allegiance Bank has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by Allegiance Bank’s shareholders, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Allegiance Bank and the completion by Allegiance Bank of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Allegiance Bank, and no other corporate proceedings on the part of Allegiance Bank, except for the approval of the Allegiance Bank shareholders, is necessary to complete the transactions contemplated hereby, including the Merger.  This Agreement has been duly and validly executed and delivered by Allegiance Bank, and subject to approval by the shareholders of Allegiance Bank and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by BCB and BCB Bank, constitutes the valid and binding obligation of Allegiance Bank, enforceable against Allegiance Bank in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.4.2.           Subject to receipt of Regulatory Approvals and Allegiance Bank’s, BCB Bank’s and BCB’s compliance with any conditions contained therein, and to the receipt of the approval of the shareholders of Allegiance Bank, (A) the execution and delivery of this Agreement by Allegiance Bank, (B) the consummation of the transactions contemplated hereby, and (C) compliance by Allegiance Bank with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the organization certificate or bylaws of Allegiance Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Allegiance Bank or any of its properties or assets; or (iii)  violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Allegiance Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Allegiance Bank is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Allegiance Bank.

4.5.           Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Department, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of BCB Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BCB Common Stock pursuant to this Agreement, (f) approval of the Merger by BCB in its capacity as sole shareholder of BCB Bank, and (g)  the approval of this Agreement by the requisite vote of the shareholders of Allegiance Bank, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to Allegiance Bank’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by Allegiance Bank, and (y) the completion of the Merger.  Allegiance Bank has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

4.6.          Financial Statements.

4.6.1.           Allegiance Bank has previously made available to BCB the Allegiance Bank Regulatory Reports.  The Allegiance Bank Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

4.6.2.           Allegiance Bank has previously made available to BCB the Allegiance Bank Financial Statements.  The Allegiance Bank Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments and absence of footnotes), the consolidated financial position, results of operations and cash flows of Allegiance Bank and the Allegiance Bank Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto.

4.6.3.           At the date of each balance sheet included in the Allegiance Bank Financial Statements or the Allegiance Bank Regulatory Reports, Allegiance Bank had no liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Allegiance Bank Financial Statements or Allegiance Bank Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

4.6.4.           The records, systems, controls, data and information of Allegiance Bank are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Allegiance Bank or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6.4.

4.6.5.           Since December 31, 2009, (i)  Neither Allegiance Bank nor, to the Knowledge of Allegiance Bank, any director, officer, employee, auditor, accountant or representative of Allegiance Bank or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Allegiance Bank or its internal accounting controls, including any material complaint, allegation, assertion or claim that Allegiance Bank has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Allegiance Bank, or other person, whether or not employed by Allegiance Bank, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation of banking or other law by Allegiance Bank or any of its officers, directors, employees or agents to the Board of Directors or senior management of Allegiance Bank or any committee thereof or to any director or officer of Allegiance Bank.

4.7.           Taxes.

Allegiance Bank has duly filed all federal, state and material local tax returns required to be filed by or with respect to Allegiance Bank on or prior to the Closing Date, taking into account any extensions (all such returns, to Allegiance Bank’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from Allegiance Bank by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined.  Allegiance Bank has received no written notice of, and to Allegiance Bank’s Knowledge there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Allegiance Bank, and no claim has been made by any authority in a jurisdiction where Allegiance Bank do not file tax returns that Allegiance Bank is subject to taxation in that jurisdiction.  Allegiance Bank has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Allegiance Bank has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Allegiance Bank has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

4.8.           No Material Adverse Effect.

Allegiance Bank has not suffered any Material Adverse Effect since December 31, 2009 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Allegiance Bank.

4.9.           Material Contracts; Leases; Defaults.

4.9.1.           Except as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.9.1, Allegiance Bank is not a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Allegiance Bank, except for “at will” arrangements; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Allegiance Bank; (iii) any collective bargaining agreement with any labor union relating to employees of Allegiance Bank; (iv) any agreement which by its terms limits the payment of dividends by Allegiance Bank; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Allegiance Bank is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to BCB or any BCB Subsidiary; (vi) any other agreement, written or oral, that obligates Allegiance Bank for the payment of more than $25,000 annually or for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment, or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Allegiance Bank (it being understood that any non-compete or similar provision shall be deemed material).

4.9.2.           Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.9.2 identifying the section of the lease that contains such prohibition or restriction.  Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, Allegiance Bank is not in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.9.3.           True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 have been made available to BCB on or before the date hereof, and are in full force and effect on the date hereof and Allegiance Bank has not (nor, to the Knowledge of Allegiance Bank, has any other party to any such contract, arrangement or instrument) materially breached any provision of, or is in default in any respect under any term of, any such contract, arrangement or instrument.  No party to any material contract, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, arrangement or instrument as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.  No plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which Allegiance Bank is a party or under which Allegiance Bank may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder.  Except as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.9.3, no such agreement, plan, contract, or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Allegiance Bank or upon the occurrence of a subsequent event; or (y) requires Allegiance Bank to provide a benefit in the form of Allegiance Bank Common Stock or determined by reference to the value of Allegiance Bank Common Stock.

4.9.4.           Since December 31, 2009, through and including the date of this Agreement, except as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.9.4, Allegiance Bank has not (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2010 (which amounts have been previously made available to BCB), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.13.1, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of Allegiance Bank Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees made in the ordinary course of business consistent with past practice under Allegiance Bank Option Plans, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Allegiance Bank, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $25,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Allegiance Bank affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.10.           Ownership of Property; Insurance Coverage.

4.10.1.               Allegiance Bank has good and, as to real property, marketable title to all material assets and properties owned by Allegiance Bank in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Allegiance Bank Regulatory Reports and in the Allegiance Bank Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by Allegiance Bank acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Allegiance Bank Financial Statements. Allegiance Bank, as

lessee, has the right under valid and existing leases of real and personal properties used by Allegiance Bank in the conduct of its business to occupy or use all such properties as presently occupied and used by each of them.

4.10.2.               With respect to all material agreements pursuant to which Allegiance Bank has purchased securities subject to an agreement to resell, if any, Allegiance Bank has a lien or security interest (which to Allegiance Bank’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.10.3.               Allegiance Bank currently maintains insurance that it considers to be reasonable for its operations and is ordinarily and customarily maintained by financial institutions.  Allegiance Bank has not received notice from any insurance carrier during the past five years that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Allegiance Bank under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years Allegiance Bank has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.10.3 identifies all material policies of insurance maintained by Allegiance Bank as well as the other matters required to be disclosed under this Section.

4.11.           Legal Proceedings.

Except as set forth on ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.11, there is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting Allegiance Bank (and it is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, is (A) material to it businesses, or (B) reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.  There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Allegiance Bank or to which its assets are subject.

4.12.           Compliance With Applicable Law.

4.12.1.               Allegiance Bank is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA Patriot Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and Allegiance Bank has not received any written notice to the contrary.  The Board of Directors of Allegiance Bank has adopted and Allegiance Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act and the regulations thereunder.

4.12.2.               Allegiance Bank has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Allegiance Bank, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

Since January 2009, and except for ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.12.3, Allegiance Bank has not received any written notification or, to Allegiance Bank’s Knowledge, any other communication from any Bank Regulator (i) asserting that Allegiance Bank is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Allegiance Bank; (iii) requiring, or threatening to require, Allegiance Bank, or indicating that Allegiance Bank may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Allegiance Bank, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Allegiance Bank, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Allegiance Bank Regulatory Agreement”).  The most recent regulatory rating given to Allegiance Bank as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.  Allegiance Bank has not received notice of nor has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

4.13.           Employee Benefit Plans.

4.13.1.               ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.13.1 includes a descriptive list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, welfare benefit plans (including paid time off policies and other benefit policies and procedures), fringe benefit plans, employment, consulting, severance, settlement and change in control agreements and all other material benefit practices, policies and arrangements maintained by Allegiance Bank in which any employee or former employee, consultant or former consultant or director or former director of Allegiance Bank participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “Allegiance Bank Compensation and Benefit Plans”).  Except as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.13.1, neither Allegiance Bank nor any of its Subsidiaries has any commitment to create any additional Allegiance Bank Compensation and Benefit Plan or to materially modify, change or renew any existing Allegiance Bank Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof. Allegiance Bank has made available to BCB true and correct copies of the Allegiance Bank Compensation and Benefit Plans.

4.13.2.               Each Allegiance Bank Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full.  Each Allegiance Bank Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and Allegiance Bank is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter.  There is no material pending or, to the Knowledge of Allegiance Bank, threatened action, suit or claim relating to any of the Allegiance Bank Compensation and Benefit Plans (other than routine claims for benefits).  Allegiance Bank has not engaged in a transaction, or omitted to take any action, with respect to any Allegiance Bank Compensation and Benefit Plan that would reasonably be expected to subject Allegiance Bank to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

4.13.3.                Allegiance Bank does not maintain, participate in or has previously maintained or participated in a defined benefit pension plan (“Allegiance Bank Pension Plan”) which is subject to Title IV of ERISA.

4.13.4.               All material contributions required to be made under the terms of any Allegiance Bank Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which Allegiance Bank is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on Allegiance Bank’s consolidated financial statements to the extent required by GAAP.  Allegiance Bank has expensed and accrued as a liability the present value of future benefits under each applicable Allegiance Bank Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

4.13.5.               Allegiance Bank does not have any obligation to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any

Allegiance Bank Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.  There has been no communication to employees by Allegiance Bank or that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits.

4.13.6.               Allegiance Bank does not maintain any Allegiance Bank Compensation and Benefit Plans covering employees who are not United States residents.

4.13.7.               With respect to each Allegiance Bank Compensation and Benefit Plan, if applicable, Allegiance Bank has provided or made available to BCB copies of the:  (A) trust instruments and insurance contracts; (B) three most recent Forms 5500 filed with the IRS; (C) three most recent actuarial reports and financial statements; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5300, 5310 or Form 5330 filed with the IRS within the last three years; (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (H) PBGC Form 500 and 501 filings, along with the Notice of Intent to Terminate, ERISA Section 204(h) Notice, Notice of Plan Benefits, and all other documentation related to the termination of the Allegiance Bank Pension Plan.

4.13.8.               The consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Allegiance Bank Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Allegiance Bank Compensation and Benefit Plan.

4.13.9.               Allegiance Bank does not maintain any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

4.13.10.               All deferred compensation plans, programs or arrangements have timely complied, both in form and operation, with applicable provisions of the Code and all guidance issued thereunder.

4.13.11.               The consummation of the Merger will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of Allegiance Bank to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the Code).

4.13.12.               Except as disclosed in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.3.1, there are no stock options, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock or restricted stock units, outstanding under any of the Allegiance Bank Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.13.13.               ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.13.13 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees of Allegiance Bank, their title and rate of salary, and their date of hire.  ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.13.13 also sets forth any changes to any Allegiance Bank Compensation and Benefit Plan since December 31, 2009.

4.14.           Brokers, Finders and Financial Advisors.

Neither Allegiance Bank, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement.

4.15.           Environmental Matters.

4.15.1.               Except as may be set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.15 and any Phase I Environmental Report identified therein, with respect to Allegiance Bank:

(A)           To Allegiance Bank’s Knowledge, the Participation Facilities, and the Loan Properties are, and have been, in substantial compliance with, and are not liable under, any Environmental Laws;

(B)           Allegiance Bank has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to Allegiance Bank’s Knowledge, no such action is threatened, before any court, governmental agency or other forum against it or any of the Allegiance Bank Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by it or any of the Allegiance Bank Subsidiaries or any Participation Facility;

(C)           Allegiance Bank has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to Allegiance Bank’s Knowledge no such action is threatened, before any court, governmental agency or other forum relating to or against any Loan Property (or Allegiance Bank or any of the Allegiance Bank Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

(D)           To Allegiance Bank’s Knowledge, the properties currently owned or operated by Allegiance Bank (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law;

(E)           During the past five years, Allegiance Bank has not received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

(F)           To Allegiance Bank’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Allegiance Bank or any Participation Facility, and to Allegiance Bank’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by Allegiance Bank or any Participation Facility; and

(G)           To Allegiance Bank’s Knowledge, during the period of Allegiance Bank’s ownership or operation of any of its current properties or Allegiance Bank’s participation in the management of any Participation Facility, there has been no contamination by or release of Materials of Environmental Concerns in, on, under or affecting such properties that could reasonably be expected to result in material liability under the Environmental Laws.  To Allegiance Bank’s Knowledge, prior to the period of (x) Allegiance Bank’s ownership or operation of any of their respective current properties or (y) Allegiance Bank’s participation in the management of any Participation Facility, there was no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties that could reasonably be expected to result in material liability under the Environmental Laws.

4.16.           Loan Portfolio.

4.16.1.               The allowance for loan losses reflected in Allegiance Bank’s audited consolidated balance sheet at December 31, 2010 was, and the allowance for loan losses shown on the balance sheets for periods ending after December 31, 2010 will be, adequate, as of the dates thereof, under GAAP.

4.16.2.               ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.16.2 sets forth a listing, as of February 28, 2011, by account, of: (A) all loans (including loan participations) of Allegiance Bank that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of Allegiance Bank which have been terminated by Allegiance Bank during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) all loans, lines of credit and loan commitments as to which Allegiance Bank has given written notice of its intent to terminate during the past twelve months; (D) with respect to all commercial loans (including commercial real estate loans), all notification letters and other written communications from Allegiance Bank to any of their respective borrowers, customers or other parties during the past twelve months wherein Allegiance Bank has requested or demanded that actions be taken to correct existing defaults or facts or circumstances which may become defaults; (E) each borrower, customer or other party which has notified Allegiance Bank during the past twelve months of, or has asserted against Allegiance Bank, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Allegiance Bank, each borrower, customer or other party which has given Allegiance Bank any oral notification of, or orally asserted to or against Allegiance Bank, any such claim; (F) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith, and (G) all assets classified by Allegiance Bank as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.  Disclosure Schedule 4.16.2 may exclude any individual loan with a principal outstanding balance of less than $25,000, provided that Disclosure Schedule 4.16.2 includes, for each category described, the aggregate amount of individual loans with a principal outstanding balance of less than $25,000 that has been excluded.

4.16.3.               All loans receivable (including discounts) and accrued interest entered on the books of Allegiance Bank arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Allegiance Bank’s business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be, except as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.16.3.  To the Knowledge of Allegiance Bank, the loans, discounts and the accrued interest reflected on the books of Allegiance Bank are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.  All such loans are owned by Allegiance Bank free and clear of any liens.

4.16.4.               The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

4.17.           Corporate Documents.

Allegiance Bank has made available to BCB copies of its (i) annual audited financial statements for the years ended December 31, 2010, 2009 and 2008, (ii) and proxy materials used or for use in connection with its meetings of shareholders held in 2010, 2009 and 2008.

4.18.           Related Party Transactions.

Except as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.18, Allegiance Bank is not a party to any transaction (including any loan or other credit accommodation) with any officer, director, former officer or former director, or any other Affiliate of Allegiance Bank. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of Allegiance Bank is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended.  Allegiance Bank has not been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Allegiance Bank is inappropriate.

4.19.           Deposits.

Except as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.19, none of the deposits of Allegiance Bank is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

4.20.           Required Vote.

The affirmative two-thirds vote of the issued and outstanding shares of Allegiance Bank Common Stock is required to approve this Agreement and the Merger under NJBL.

4.21.           Registration Obligations.

Allegiance Bank is not under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act or similar state securities law.

4.22.           Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Allegiance Bank’s own account, or for the account of one or more of Allegiance Bank’s customers, were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of Allegiance Bank, with counterparties believed to be financially responsible at the time; and to Allegiance Bank’s Knowledge each of them constitutes the valid and legally binding obligation of Allegiance Bank or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither Allegiance Bank, nor to the Knowledge of Allegiance Bank any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.23.           Fairness Opinion.

Allegiance Bank has received a written opinion from RP Financial, LC. to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of Allegiance Bank pursuant to this Agreement is fair to such shareholders from a financial point of view.  Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24.           Trust Accounts

Allegiance Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations.  Neither Allegiance Bank, nor to the Knowledge of Allegiance Bank, any of its respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

4.25.           Intellectual Property

Allegiance Bank owns or, to Allegiance Bank’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in their business, each without payment, and Allegiance Bank has not received any notice of conflict with respect thereto that asserts the rights of others.  Allegiance Bank has performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.  To the Knowledge of Allegiance Bank, the conduct of the business of Allegiance Bank as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.26.           Labor Matters

There are no labor or collective bargaining agreements to which Allegiance Bank is a party.  To the Knowledge of Allegiance Bank, there is no union organizing effort pending or threatened against Allegiance Bank.  There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Allegiance Bank, threatened against Allegiance Bank.  There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Allegiance Bank, threatened against Allegiance Bank (other than routine employee grievances that are not related to union employees).  Allegiance Bank is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

4.27.           Investment Securities

ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.27 sets forth the book and market value as of February 28, 2011 of the investment securities, mortgage-backed securities and securities held for investment, sale or trading of Allegiance Bank.  ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.27 sets forth an investment securities report that includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values. The totals presented in the securities report agree to the amounts carried in Allegiance Bank’s general ledgers in accordance with GAAP. Except for matters of general application to the banking industry (including but not limited to, changes in laws or regulations or GAAP) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Allegiance Bank has no Knowledge of any events which may be expected to result in any material adverse change in the quality or performance of its investment portfolio.

4.28.           State Takeover Laws

There are no antitakeover provisions in the Allegiance Bank Certificate of Incorporation or the NJBL that will apply to or otherwise adversely affect this Agreement or the transactions contemplated herein. Allegiance Bank has taken all actions required to exempt BCB and the Agreement from any provisions of an antitakeover nature in its Certificate of Incorporation, Bylaws and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations. Allegiance Bank does not have in place any “poison pill” or other type of stockholder rights plans, agreement or arrangement.

4.29.           Regulatory Capital

Allegiance Bank is not subject to any capital requirements other than those required by applicable Bank Regulator or under applicable federal regulations. Allegiance Bank meets or exceeds all applicable regulatory capital requirements, and Allegiance Bank is deemed “well capitalized” under such regulatory requirements.

4.30.           Allegiance Bank Information Supplied

The information relating to Allegiance Bank to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.31.           Indemnification

Except as set forth on Schedule 4.31 of the ALLEGIANCE BANK DISCLOSURE SCHEDULES, neither Allegiance Bank nor its subsidiaries is a party to any indemnification agreement with any of its officers, directors, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Allegiance Bank or any of its Subsidiaries (a “Covered Person”) and, except as set forth on Schedule 4.31 of the ALLEGIANCE BANK DISCLOSURE SCHEDULES, there are no pending claims for which any Covered Person would be entitled to indemnification under the Allegiance Bank Certificate of Incorporation, Bylaws or applicable law, regulation or any indemnification agreement.

4.32.           Internal Controls

Allegiance Bank has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Allegiance Bank; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied; and (iii) access to the material properties and assets of Allegiance Bank is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Allegiance Bank.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BCB

BCB represents and warrants to Allegiance Bank that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), subject to the standard set forth in Section 5.1, and except as set forth in the BCB DISCLOSURE SCHEDULE delivered by BCB to Allegiance Bank on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date.  BCB has made a good faith effort to ensure that the disclosure on each schedule of the BCB DISCLOSURE SCHEDULE corresponds to the section referenced herein.  However, for purposes of the BCB DISCLOSURE SCHEDULE: (i) any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule; and (ii) the mere inclusion of any item in the BCB DISCLOSURE SCHEDULES as an exception to a representation or warranty shall not be deemed an admission by BCB that such item represents a material exception or fact, event or circumstance. References to the Knowledge of BCB shall include the Knowledge of BCB Bank.

5.1           Standard.

No representation or warranty of BCB contained in this Article V shall be deemed untrue or incorrect, and BCB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.  The foregoing standard shall not apply to representations and warranties contained in Sections 5.2 (other than the last sentence of Sections 5.2.1 and 5.2.2), 5.3, and 5.4, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

5.2.           Organization.

5.2.1.           BCB is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey, and is duly registered as a bank holding company under the BHCA.  BCB has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2.           BCB Bank is duly organized, validly existing and in good standing (to the extent required) under the laws of the State of New Jersey.  The deposits of BCB Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  BCB Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

5.2.3.           BCB DISCLOSURE SCHEDULE 5.2.3 sets forth each BCB Subsidiary.  Each BCB Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

5.2.4.           The respective minute books of BCB and each BCB Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

5.2.5.           Prior to the date of this Agreement, BCB has made available to Allegiance Bank true and correct copies of the certificate of incorporation and bylaws of BCB and BCB Bank and the BCB Subsidiaries.

5.3.	Capitalization.

5.3.1.           The authorized capital stock of BCB consists of 20,000,000 shares of common stock, no stated par value, of which 10,161,666 shares are outstanding as of March

29, 2011, validly issued, fully paid and nonassessable and free of preemptive rights, and no preferred stock. BCB is seeking shareholder approval at its 2011 annual meeting of shareholders to authorize 10,000,000 shares of preferred stock, $0.01 par value.  There are 766,267 shares of BCB Common Stock held by BCB as treasury stock as of March 29, 2011.  Except as set forth in BCB DISCLOSURE SCHEDULE 5.3.1, neither BCB nor any BCB Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of BCB Common Stock, or any other security of BCB or any securities representing the right to vote, purchase or otherwise receive any shares of BCB Common Stock or any other security of BCB, other than shares issuable under the BCB Stock Benefit Plan.

5.3.2.           BCB owns all of the capital stock of BCB Bank free and clear of any lien or encumbrance.

5.3.3.           Except as discussed in the BCB DISCLOSURE SCHEDULE 5.3.3, to the Knowledge of BCB, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of BCB Common Stock.

5.4.           Authority; No Violation.

5.4.1.           BCB and BCB Bank each has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by BCB and BCB Bank and the completion by BCB and BCB Bank of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of BCB and BCB Bank, and no other corporate proceedings on the part of BCB or BCB Bank, are necessary to complete the transactions contemplated hereby, including the Merger.  This Agreement has been duly and validly executed and delivered by BCB and BCB Bank, and subject to the receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by Allegiance Bank, constitutes the valid and binding obligations of BCB and BCB Bank, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

5.4.2.           Subject to receipt of Regulatory Approvals and Allegiance Bank’s and BCB’s compliance with any conditions contained therein, (A) the execution and delivery of this Agreement by BCB and BCB Bank (B) the consummation of the transactions contemplated hereby, and (C) compliance by BCB and BCB Bank with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of BCB or any BCB Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BCB or any BCB Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of BCB or any BCB Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on BCB.

5.5.           Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Department, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of BCB Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BCB Common Stock pursuant to this Agreement, (f) the approval of the Merger and this Agreement by BCB in its capacity as sole shareholder of BCB Bank, which approval has been provided, and (g) the approval of this Agreement by the requisite vote of the shareholders of Allegiance Bank, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to BCB’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by BCB and BCB Bank, and (y) the completion of the Merger.  BCB has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

5.6.           Financial Statements.

5.6.1.           BCB has previously made available to Allegiance Bank the BCB Financial Statements.  The BCB Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of BCB and the BCB Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.6.2.           At the date of each balance sheet included in the BCB Financial Statements, BCB did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such BCB Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

5.6.3.           The records, systems, controls, data and information of BCB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of BCB or its Subsidiaries or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.6.3.

5.6.4.           The allowance for credit losses reflected in BCB’s audited statement of condition at December 31, 2010 was, and the allowance for credit losses shown on the balance sheets in BCB’s Securities Documents for periods ending after December 31, 2010 will be, adequate, as of the dates thereof, under GAAP.

5.7.           Taxes.

BCB and the BCB Subsidiaries all of which are at least 80 percent owned by BCB are members of the same affiliated group within the meaning of Code Section 1504(a).  BCB has duly filed all federal, state and material local tax returns required to be filed by or with respect to BCB and each BCB Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of BCB, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from BCB and any BCB Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined.  BCB and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and BCB and each of its Subsidiaries, to the Knowledge of BCB, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

5.8.           No Material Adverse Effect.

BCB has not suffered any Material Adverse Effect since December 31, 2009 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on BCB.

5.9.           Ownership of Property; Insurance Coverage.

BCB and each BCB Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by BCB or each BCB Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the BCB Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a BCB Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the BCB Financial Statements.  BCB and the BCB Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by BCB and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

5.10.           Legal Proceedings.

There is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting BCB or any of its Subsidiaries (and it is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, is (A) material to it and its Subsidiaries’ businesses, or (B) reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.  There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by BCB, any of its Subsidiaries or to which such assets are subject.

5.11.           Compliance With Applicable Law.

5.11.1.                Each of BCB and each BCB Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA Patriot Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither BCB nor any BCB Subsidiary has received any written notice to the contrary. The Board of Directors of BCB Bank has adopted and BCB Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act and the regulations thereunder.

5.11.2.               Each of BCB and each BCB Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of BCB, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

For the period beginning January 1, 2009, neither BCB nor any BCB Subsidiary has received any written notification or, to the Knowledge of BCB, any other communication from any Bank Regulator (i) asserting that BCB or any BCB Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to BCB or BCB Bank; (iii) requiring or threatening to require BCB or any BCB Subsidiary, or indicating that BCB or any BCB Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of BCB or any BCB Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of BCB or any BCB Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “BCB Regulatory Agreement”). Neither BCB nor any BCB Subsidiary has consented to or entered into any currently effective BCB Regulatory Agreement.  The most recent regulatory rating given to BCB Bank as to compliance with the CRA is satisfactory or better.  Neither BCB nor its Subsidiaries have received notice of or has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

5.12.          Employee Benefit Plans.

5.12.1.               BCB DISCLOSURE SCHEDULE 5.12 includes a list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, welfare benefit plans, fringe benefit plans, employment, severance and change in control agreements and all other benefit practices, policies and arrangements maintained by BCB or any BCB Subsidiary and in which employees in general may participate (the “BCB Compensation and Benefit Plans”).

5.12.2.               To the Knowledge of BCB, each BCB Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by

ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full.  Each BCB Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and BCB is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter.  There is no material pending or, to the Knowledge of BCB, threatened action, suit or claim relating to any of the BCB Compensation and Benefit Plans (other than routine claims for benefits).  Neither BCB nor any BCB Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any BCB Compensation and Benefit Plan that would reasonably be expected to subject BCB or any BCB Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

5.12.3.               All material contributions required to be made under the terms of any BCB Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which BCB or any BCB Subsidiary is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on BCB’s consolidated financial statements to the extent required by GAAP.  BCB and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable BCB Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

5.13.           Environmental Matters.

5.13.1.               To the Knowledge of BCB, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon BCB or any of BCB Subsidiary.  To the Knowledge of BCB, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to BCB or any BCB Subsidiary by reason of any Environmental Laws.  Neither BCB nor any BCB Subsidiary during the past five years has received any written notice from any Person that BCB or any BCB Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon BCB or any BCB Subsidiary.

5.13.2.               There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the BCB’s Knowledge, threatened, before any court, governmental agency or other forum against BCB or any BCB Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by BCB or any BCB Subsidiary.

5.14.           Securities Documents

With respect to BCB’s (i) annual reports on Form 10-K for the year ended December 31, 2009, (ii) quarterly reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, and (iii) proxy materials used or for use in connection with its meetings of shareholders held in 2010, such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

5.15.           Brokers, Finders and Financial Advisors

Neither BCB nor any BCB Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of FinPro, Inc. and the fee payable pursuant thereto.

5.16.           BCB Common Stock

The shares of BCB Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.17.           BCB Information Supplied

The information relating to BCB and any BCB Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Merger Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by BCB with respect to statements made or incorporated by reference therein based on information supplied by Allegiance Bank specifically for inclusion or incorporation by reference in the Merger Registration Statement.

5.18.           State Takeover Laws

There are no antitakeover provisions in the BCB Certificate of Incorporation or the New Jersey Business Corporation Law that will apply to or otherwise adversely affect this Agreement or the transactions contemplated herein. BCB has taken all actions required to exempt Allegiance Bank and the Agreement from any provisions of an antitakeover nature in its Certificate of Incorporation, Bylaws and the provisions of any federal or state “antitakeover,” “fair price,”

“moratorium,” “control share acquisition” or similar laws or regulations. BCB does not have in place any “poison pill” or other type of stockholder rights plans, agreement or arrangement.

5.19.           Indemnification

Except as set forth on Schedule 5.19 of the BCB DISCLOSURE SCHEDULES, neither BCB nor its subsidiaries is a party to any indemnification agreement with any of its officers, directors, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of BCB or any of its Subsidiaries (a “Covered Person”) and, except as set forth on Schedule 5.19 of the BCB DISCLOSURE SCHEDULES, there are no pending claims for which any Covered Person would be entitled to indemnification under the BCB Certificate of Incorporation, Bylaws or applicable law, regulation or any indemnification agreement.

5.20.           Regulatory Capital

Neither BCB nor BCB Bank is subject to any capital requirements other than those required by applicable Bank Regulator or under applicable federal regulations. BCB Bank meets or exceeds all applicable regulatory capital requirements, and BCB Bank is deemed “well capitalized” under such regulatory requirements.

5.21.           Internal Controls

5.21.1           BCB has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of BCB; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied; and (iii) access to the material properties and assets of BCB is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of BCB.

5.21.2           BCB (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to BCB is made known to the chief executive officer and the chief financial officer of BCB by others within those entities; and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to BCB’s outside auditors and the audit committee of BCB’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect BCB’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in BCB’s internal controls over financial reporting.  Any such disclosures were made in writing by management to BCB’s auditors and audit committee. As of the date hereof, there is no reason to believe that BCB’s chief executive officer and chief financial officer will not be able to give the certifications required under SEC regulations when next due.

ARTICLE VI
COVENANTS OF ALLEGIANCE BANK

6.1.           Conduct of Business.

6.1.1.           Affirmative Covenants.  During the period from the date of this Agreement to the Effective Time, except with the written consent of BCB, which consent will not be unreasonably withheld, conditioned or delayed, Allegiance Bank will: operate its business, only in the usual, regular and ordinary course of business consistent with past practice; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would (i) adversely affect the ability of the parties to obtain any Regulatory Approval or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement.

6.1.2.           Negative Covenants.  Allegiance Bank agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 6.1.2 and referenced by paragraph, or consented to by BCB in writing, it will not:

(A)           change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except for the authorization of 2,500,000 shares of preferred stock, $2.00 par value or as required by law, appoint a new director to the board directors, or allow dissenter’s rights to its shareholders as authorized by NJBL;

(B)           change the number of authorized or issued shares of its capital stock, except for the authorization of 2,500,000 shares of preferred stock, $2.00 par value, issue any shares of preferred stock unless required in writing by Bank Regulators, issue any shares of Allegiance Bank Common Stock, including any shares that are held as “treasury shares” as of the date of this Agreement, unless required in writing by Bank Regulators, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the Allegiance Bank Option Plans or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock.  The terms of any issuance of preferred stock may not provide for preferred stock that has a conversion feature, such shares must be callable by the issuer or BCB as successor to the issuer on no less than three months notice at a price not to exceed the issuance price and any dividend payable on the preferred shares shall be set in consultation with and subject to the consent of BCB, which consent shall not be unreasonably withheld;

(C)           enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business; or create or renew or permit to expire, lapse or terminate or knowingly take any action likely to result in the lapse or termination of any insurance policy;

(D)           make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(E)           grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof and set forth on ALLEGIANCE BANK DISCLOSURE SCHEDULE 4.9.1 and 4.13.1,  and (ii) pay increases in the ordinary course of business consistent with past practice to non-officer employees in an amount not to exceed 3% of their current base salary. Allegiance Bank shall not hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $40,000, provided that Allegiance Bank may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(F)           enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(G)           merge or consolidate Allegiance Bank with any other corporation; sell or lease all or any substantial portion of the assets or business of Allegiance Bank; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Allegiance Bank and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(H)           sell or otherwise dispose of the capital stock of Allegiance Bank or sell or otherwise dispose of any asset of Allegiance Bank other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of Allegiance Bank to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(I)           voluntarily take any action which would result in any of the representations and warranties of Allegiance Bank set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law; or create, renew or amend or take any other action that may result in any restriction on Allegiance Bank’s engaging in any type of activity;

(J)           change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date), any Bank Regulator responsible for regulating Allegiance Bank or as contemplated by this Agreement;

(K)           waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Allegiance Bank is a party, other than in the ordinary course of business, consistent with past practice;

(L)           purchase or sell any equity securities, or purchase or sell any securities other than securities (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) issued or guaranteed by a federal government sponsored enterprise, (iii) with a weighted average life of not more than five years and (iv) otherwise in the ordinary course of business consistent with past practice;

(M)           except for commitments issued prior to the date of this Agreement which are set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 6.1.2 (M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of the amount under which current approval by the Board of Directors of Allegiance Bank is required and is consistent with past practice;

(N)           enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(O)           enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(P)           except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(Q)           make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(R)           except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any Allegiance Bank Employee Plan;

(S)           make any capital expenditures in excess of $5,000 individually or $10,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(T)           purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(U)           sell any participation interest in any loan that is not consistent with past practice provided that BCB Bank will be given the first opportunity to purchase any loan participation being sold, or OREO properties (other than sales of OREO which generate a net book loss of not more than $20,000 per property);

(V)           undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Allegiance Bank of more than $25,000 annually, or containing any financial commitment extending beyond 12 months from the date hereof;

(W)           pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $5,000 individually or $10,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(X)           make, change or revoke any tax election, file any amended tax return, enter into any tax closing agreement, or settle or agree to compromise any liability with respect to taxes;

(Y)           foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

(Z)           purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(AA)           issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with BCB and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of BCB (which shall not be unreasonably withheld) or issue any broadly distributed communication of a general nature to customers without the prior approval of BCB (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(BB)           agree to do any of the foregoing, or take any action that could reasonably be expected to result in any of the foregoing.

6.2.           Current Information.

6.2.1.           During the period from the date of this Agreement to the Effective Time, Allegiance Bank will cause one or more of its representatives (as requested by BCB) to confer with representatives of BCB and report the general status of its ongoing operations at such times as BCB may reasonably request.  Allegiance Bank will promptly notify BCB of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Allegiance Bank.  Without limiting the foregoing, senior officers of BCB and Allegiance Bank shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of Allegiance Bank, in accordance with applicable law, and Allegiance Bank shall give due consideration to BCB’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither BCB nor any BCB Subsidiary shall under any circumstance be permitted to exercise control of Allegiance Bank prior to the Effective Time.

6.2.2.           Allegiance Bank and BCB Bank shall meet on a regular basis to discuss and plan for the conversion of Allegiance Bank’s data processing and related electronic informational systems to those used by BCB Bank, which planning shall include, but not be limited to, discussion of the possible termination by Allegiance Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Allegiance Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Allegiance Bank shall not be obligated to take any such action prior to the Effective Time and, unless Allegiance Bank otherwise agrees, no conversion shall take place prior to the Effective Time.  In the event that Allegiance Bank takes, at the request of BCB Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, BCB Bank shall indemnify Allegiance Bank for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by Allegiance Bank, or a termination of this Agreement under Section 11.1.8 or 11.1.9.

6.2.3.           Allegiance Bank shall provide BCB Bank, within fifteen (15) business days of the end of each calendar month, a written list of (a) nonperforming assets

(the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due) as of the end of such month and (iv) and impaired loans, (b) all loans past due, (c) all classified loans and (d) all loans listed on Allegiance Bank’ “watch list.”  On a monthly basis, Allegiance Bank shall provide BCB Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

6.2.4.           Allegiance Bank shall promptly inform BCB upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of Allegiance Bank under any labor or employment law.

6.2.5.           Allegiance Bank shall deliver to BCB as of the date hereof the signed Allegiance Bank Voting Agreements by the directors and executive officers of Allegiance Bank as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 6.2.5.

6.3.           Access to Properties and Records.

Allegiance Bank shall permit BCB reasonable access upon reasonable notice to its properties, and shall disclose and make available to BCB during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter Allegiance Bank reasonably determines should be treated as confidential) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which BCB may have a reasonable interest; provided, however, that Allegiance Bank shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or would result in the waiver by Allegiance Bank of the privilege protecting communications between it and any of its counsel. Allegiance Bank shall provide and shall request its auditors to provide BCB with such historical financial information regarding it (and related audit reports and consents) as BCB may reasonably request for securities disclosure purposes.  BCB shall use commercially reasonable efforts to minimize any interference with Allegiance Bank’s regular business operations during any such access to Allegiance Bank’s property, books and records.  Allegiance Bank shall permit BCB, at its expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at any physical location owned or occupied by Allegiance Bank.

6.4.           Financial and Other Statements.

6.4.1.           Promptly upon receipt thereof, Allegiance Bank will furnish to BCB copies of each annual, interim or special audit of the books of Allegiance Bank made by its independent auditors and copies of all internal control reports submitted to Allegiance Bank by such auditors in connection with each annual, interim or special audit of the books of Allegiance Bank made by such auditors.

6.4.2.           Allegiance Bank will furnish to BCB copies of all documents, statements and reports as it shall send to its shareholders, the FDIC, the Department or any other regulatory authority, except as legally prohibited thereby.  Within 25 days after the end of each month, Allegiance Bank will deliver to BCB a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

6.4.3.           Allegiance Bank will advise BCB promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Allegiance Bank.

6.4.4.           With reasonable promptness, Allegiance Bank will furnish to BCB such additional financial data that Allegiance Bank possesses and as BCB may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.5.           Maintenance of Insurance.

Allegiance Bank shall maintain insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of theirs properties and the nature of their business

6.6.           Disclosure Supplements.

From time to time prior to the Effective Time, Allegiance Bank will promptly supplement or amend the ALLEGIANCE BANK DISCLOSURE SCHEDULE delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such ALLEGIANCE BANK DISCLOSURE SCHEDULE or which is necessary to correct any information in such ALLEGIANCE BANK DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such ALLEGIANCE BANK DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7.           Consents and Approvals of Third Parties.

Allegiance Bank shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.8.           All Reasonable Efforts.

Subject to the terms and conditions herein provided, Allegiance Bank agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6.9.           Failure to Fulfill Conditions.

In the event that Allegiance Bank determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify BCB.

6.10.           No Solicitation.

(a) Allegiance Bank shall not, and shall cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than BCB) any information or data with respect to Allegiance Bank or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Allegiance Bank is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by Allegiance Bank or any Representative, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Allegiance Bank or otherwise, shall be deemed to be a breach of this Agreement by Allegiance Bank. Allegiance Bank shall, and shall cause each of Allegiance Bank Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from BCB), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Allegiance Bank or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Allegiance Bank representing, in the aggregate, fifteen percent (15%) or more of the assets of Allegiance Bank and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of Allegiance Bank; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of Allegiance Bank; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.10(a), at any time prior to the Allegiance Bank Shareholders Meeting, Allegiance Bank may take any of the actions described in clause (ii) of Section 6.10(a) if, but only if, (i) Allegiance Bank has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.10; (ii) Allegiance Bank Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is required to take such actions to comply with its fiduciary duties to Allegiance Bank’s shareholders under applicable law; (iii) Allegiance Bank has provided BCB with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Allegiance Bank or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, Allegiance Bank receives from such Person a confidentiality agreement with terms no less favorable to Allegiance Bank than those contained in the Confidentiality Agreement. Allegiance Bank shall promptly provide to BCB any non-public information regarding Allegiance Bank provided to any other Person that was not previously provided to BCB, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that Allegiance Bank Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Allegiance Bank Common Stock or all, or substantially all, of the assets of Allegiance Bank and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Allegiance Bank Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to Allegiance Bank’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining any financing and (B) is, in light of the other terms of such proposal, more favorable to Allegiance Bank’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) Allegiance Bank shall promptly (and in any event within twenty-four (24) hours) notify BCB in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Allegiance Bank or any Allegiance Bank Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes Allegiance Bank’s attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. Allegiance Bank agrees that it shall keep BCB informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Allegiance Bank Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to BCB in connection with the transactions contemplated by this Agreement (including the Merger), the Allegiance Bank Recommendation (as defined in Section 8.1), or make any statement, filing or release, in connection with Allegiance Bank Shareholders Meeting or otherwise, inconsistent with the Allegiance Bank Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal in connection with any formal communications to shareholders or regulatory authorities shall be considered an adverse modification of the Allegiance Bank Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Allegiance Bank to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.10(b)) or (B) requiring Allegiance Bank to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement except in accordance with its terms.

(e) Notwithstanding Section 6.10(d), prior to the date of Allegiance Bank Shareholders Meeting, the Allegiance Bank Board may approve or recommend to the shareholders of Allegiance Bank a Superior Proposal and withdraw, qualify or modify Allegiance Bank Recommendation in connection therewith (a “Allegiance Bank Subsequent Determination”) after the fifth (5th) Business Day following BCB’s receipt of a notice (the “Notice of Superior Proposal”) from Allegiance Bank advising BCB that the Allegiance Bank Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.10) constitutes a Superior Proposal (it being understood that Allegiance Bank shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Allegiance Bank proposes to accept) if, but only if, (i) the Allegiance Bank Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that it is taking such actions to comply with its fiduciary duties to Allegiance Bank’s shareholders under applicable law, (ii) during the five (5) Business Day Period after receipt of the Notice of Superior Proposal by BCB, Allegiance Bank and the Allegiance Bank Board shall have cooperated and negotiated in good faith with BCB to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Allegiance Bank to proceed with the Allegiance Bank Recommendation without a Allegiance Bank Subsequent Determination; provided, however, that BCB shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of such five (5) Business Day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by BCB since its receipt of such Notice of Superior Proposal, Allegiance Bank Board has again in good faith made the determination (A) in clause (i) of this Section 6.10(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal and Allegiance Bank pays to BCB the BCB Fee set forth at section 11.2.2 (C) of this Agreement.

6.11.           Reserves and Merger-Related Costs.

To the extent requested by BCB, Allegiance Bank will modify and change its loan, litigation, real estate valuation, liquidity and investment portfolio policies and practices (including loan classifications and level of reserves) immediately prior to the Effective Time so as to be consistent with BCB and GAAP and does not violate applicable law.

6.12.           Board of Directors and Committee Meetings.

Allegiance Bank shall permit a representative of BCB to attend any meeting of the Board of Directors of Allegiance Bank or the Executive and Loan Committees thereof as an observer, provided that Allegiance Bank shall not be required to permit the BCB representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of  Allegiance Bank or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to BCB’s participation.

ARTICLE VII
COVENANTS OF BCB

7.1.           Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of Allegiance Bank, which consent will not be unreasonably withheld, BCB and BCB Bank will, and it will cause each BCB Subsidiary to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action that would: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; or (iii) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied.

7.2.           Current Information.

During the period from the date of this Agreement to the Effective Time, BCB will cause one or more of its representatives to confer with representatives of Allegiance Bank and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as Allegiance Bank may reasonably request. BCB will promptly notify Allegiance Bank, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution of material litigation involving BCB and any BCB Subsidiary.

7.3.           Financial and Other Statements.

BCB will make available to Allegiance Bank the Securities Documents filed by it with the SEC under the Securities Laws.  BCB will furnish to Allegiance Bank copies of all documents, statements and reports as it or any BCB Subsidiary sends to the shareholders of BCB.

7.4.           Disclosure Supplements.

From time to time prior to the Effective Time, BCB will promptly supplement or amend the BCB DISCLOSURE SCHEDULE delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such BCB DISCLOSURE SCHEDULE or which is necessary to correct any information in such BCB DISCLOSURE SCHEDULE which has been rendered inaccurate thereby. No supplement or amendment to such BCB DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5.           Consents and Approvals of Third Parties.

BCB and BCB Bank shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals, necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.6.           All Reasonable Efforts.

Subject to the terms and conditions herein provided, BCB and BCB Bank agree to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

7.7.           Failure to Fulfill Conditions.

In the event that BCB determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Allegiance Bank.

7.8.           Employee Benefits.

7.8.1.           General Rule.  BCB will review all Allegiance Bank Compensation and Benefit Plans to determine whether to maintain, terminate or continue such plans.  In the event employee compensation and/or benefits as currently provided by Allegiance Bank are changed or terminated by BCB, in whole or in part, BCB shall provide employees of Allegiance Bank who continue employment with BCB or a BCB Subsidiary (“Continuing

Employees”) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of BCB or applicable BCB Subsidiary (as of the date any such compensation or benefit is provided). Employees of Allegiance Bank who become participants in a BCB Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits (and not for benefit accrual purposes) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of Allegiance Bank prior to the Effective Time, provided however that credit for such prior service shall not be given for any purpose under the BCB Stock Benefit Plan.  This Agreement shall not be construed to limit the ability of BCB or BCB Bank to terminate the employment of any employee or to review employee benefit plans, programs and arrangements from time to time and to make such changes (including terminating any employee benefits plan, program, or arrangement) as BCB or BCB Bank deem appropriate.

7.8.2.           401(k) Plan.  In the sole discretion of BCB but to the extent allowed under applicable federal law, the Allegiance Bank 401(k) Plan shall be frozen, terminated or merged into the BCB Bank 401(k) Plan.  BCB may require Allegiance Bank to terminate or freeze the Allegiance Bank 401(k) Plan immediately prior to the Effective Time.  Continuing Employees who satisfy the conditions for eligibility as of the Effective Time shall be eligible to participate in the BCB Bank 401(k) Plan as of the Effective Time, and shall receive credit for service with Allegiance Bank solely for purposes of vesting and determination of eligibility to participate in BCB Bank 401(k) Plan.  Notwithstanding the foregoing, in the event that BCB elects for the Allegiance Bank 401(k) Plan to be terminated immediately prior to, and effective as of, the Effective Time, BCB shall be permitted to require that Allegiance Bank use its best efforts to obtain a favorable determination letter from the IRS with respect to the termination of the Allegiance Bank 401(k) Plan, and that no distribution be made from the Allegiance Bank 401(k) Plan, except as may be required by applicable law, until receipt of such favorable determination letter.  BCB shall agree to permit Continuing Employees to roll over their account balances in the Allegiance Bank 401(k) Plan to the BCB Bank 401(k) Plan.

7.8.3.           Welfare Benefits.  In the event of any termination or consolidation of any Allegiance Bank health plan or program with any BCB health plan or program, BCB shall make available to Continuing Employees and their dependents employer-provided health coverage on the same basis as it provides such coverage to similarly-situated BCB employees, subject to the terms of such plans and programs and complying with the eligibility requirements of the respective plans and programs.  Unless a Continuing Employee affirmatively terminates coverage under a Allegiance Bank health plan prior to the time that such Continuing Employee becomes eligible to participate in the BCB health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Allegiance Bank health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of BCB and their dependents.  In the event of a termination or consolidation of any Allegiance Bank health plan, terminated Allegiance Bank employees and qualified beneficiaries will have the right to continued coverage under group health plans of BCB in accordance with Code Section 4980B(f).  For purposes of all employee welfare benefit plans, programs, and agreements maintained or contributed to by

BCB, BCB shall treat, and in the case of an insured plan, shall use its best efforts to cause the providers of each such plan, program, or arrangement to treat the service with Allegiance Bank prior to the Effective Time of any Continuing Employee (to the extent such service is recognized under analogous plans, programs, or arrangements of Allegiance Bank prior to the Effective Time) as service rendered to BCB for all purposes, provided however that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit available to any Continuing Employee.

7.8.4.           Employment and Change in Control Agreements.  BCB agrees to honor the individual employment agreement and change in control agreements that Allegiance Bank has entered into with David Onderko, Stephen Buraczyski, Carol Laico, Kenneth Lemmert and Samuel Tolley, respectively, provided that such individuals are employed with Allegiance Bank as of the Effective Time.  The gross cash payment and benefits (without taking into account any and all applicable federal, state and local taxes on such cash payment and benefits) that would be required to be made to each individual referenced herein under his or her respective employment or change in control agreement, assuming a termination of employment as of the Effective Time, shall be set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 7.8.4.  The parties acknowledge that any actual payments made upon a change of control shall be net of any and all applicable federal, state and local taxes.  Notwithstanding the foregoing, in no event shall the aggregate cash payment or benefits to be made or afforded to each individual identified herein under his or her employment or change in control agreement, either as a stand-alone benefit or when aggregated with other payments to, or for the benefit of, the individual shall constitute an “excess parachute payment” under Section 280G of the Code, and in order to avoid such a result, the individual’s cash payment or benefits under his or her employment or change in control agreement shall be reduced, if necessary, to an amount, the value of which is one dollar ($1.00) less than an amount equal to three (3) times the individual’s “base amount,” as determined in accordance with Section 280G of the Code.  In addition, each individual identified herein who is entitled to receive a cash payment and benefits under his or her employment or change in control agreement shall enter into, prior to receipt of such payment and benefits, a termination and release agreement with BCB releasing the rights under such existing employment or change in control agreement in consideration of receiving the cash payment and benefits identified in ALLEGIANCE BANK DISCLOSURE SCHEDULE 7.8.4.

7.8.5.           Consulting Agreement.  BCB shall enter into a three-month consulting agreement (a “Consulting Agreement”) with David Onderko substantially in the form included in ALLEGIANCE BANK DISCLOSURE SCHEDULE 7.8.5.  The Consulting Agreement shall become effective as of the Effective Time.

7.8.6.           Severance Payment to Chief Financial Officer.  At the Effective Time, William Pawlo, Chief Financial Officer of Allegiance Bank, shall receive a cash lump sum severance payment equal to the amount set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 7.8.6, provided Mr. Pawlo is employed with Allegiance Bank as of the Effective Time.

7.8.7.           Employee Severance.  BCB agrees that each Allegiance Bank employee who (i) is not offered employment with BCB as of the Effective Time or (ii) is involuntarily terminated by BCB (other than for cause) within six (6) months following the Effective Time and who is not covered by a separate employment agreement, change in control agreement, severance or consulting agreement shall receive a severance payment equal to two (2) weeks of base pay (based upon the employee’s weekly base pay amount, excluding bonus payments, as set forth in ALLEGIANCE BANK DISCLOSURE SCHEDULE 7.8.7) for each full year of service at Allegiance Bank, with a minimum of four (4) weeks and a maximum of twenty-four (24) weeks of base pay, provided that such individual executes a release agreement in a form approved by BCB.  The parties acknowledge that any severance payments made pursuant to this Section 7.8.7 shall be net of any and all applicable federal, state and local taxes.

7.8.8.           Code Section 280G.  Notwithstanding the foregoing, in no event shall the aggregate payments or benefits to be made or afforded to a “disqualified individual” as determined in accordance with Section 280G of the Code (including, but not limited to, any member of the Board of Directors of Allegiance Bank who owns stock of Allegiance Bank with a fair market value that exceeds one percent (1%) of the fair market value of the outstanding shares of all classes of Allegiance Bank’s stock as determined under Section 280G of the Code) either as a stand-alone benefit or when aggregated with other payments to, or for the benefit of, the disqualified individual shall constitute an “excess parachute payment” under Section 280G of the Code, and in order to avoid such a result, the disqualified individual’s payments or benefits shall be reduced, if necessary, to an amount, the value of which is one dollar ($1.00) less than an amount equal to three (3) times the disqualified individual’s “base amount,” as determined in accordance with Section 280G of the Code.

7.9.           Directors and Officers Indemnification and Insurance.

7.9.1.            For a period of three years after the Effective Time, BCB shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of Allegiance Bank (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including reasonable attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of BCB, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim,” except that a Claim shall not include any action, claim, suit, proceeding or investigation, whether formal or informal, by any Bank Regulator), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent such indemnification would have been permitted under Allegiance Bank’s Certificate of Incorporation, Bylaws and applicable federal and state law, and to the extent not impermissible to BCB under applicable law. BCB shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or Federal law upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below.  Any Indemnified Party wishing to claim indemnification under this Section 7.9.1 upon learning of any Claim, shall promptly notify BCB (but the failure so to notify BCB shall not relieve it from any liability which it may have under this Section 7.9.1, except to the extent such failure materially prejudices BCB) and shall deliver to BCB the undertaking referred to in the previous sentence.

7.9.2.           In the event of any such Claim, (i) BCB shall have the right to assume the defense thereof and BCB shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BCB elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between BCB and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to BCB, and BCB shall pay, promptly to the extent permitted by applicable state or federal law and regulation as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm except to the extent otherwise required due to conflicts) provided that the party seeking indemnification provides to BCB a written undertaking to repay such fees and expenses if the indemnified party is adjudicated to be not entitled to indemnification; (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) BCB shall not be liable for any settlement effected without its prior written consent and (iv) BCB shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

7.9.3.           In the event that either BCB or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of BCB shall assume the obligations set forth in this Section 7.9.

7.9.4.           BCB shall maintain, or shall cause BCB Bank to maintain, in effect for three years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Allegiance Bank (provided, that BCB may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall BCB be required to expend pursuant to this Section 7.9.4 in the aggregate an amount which exceeds 150% of the annual cost currently expended by Allegiance Bank with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BCB shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Allegiance Bank agrees in order for BCB to fulfill its agreement to provide directors and officers liability insurance policies for three years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

7.9.5.           The obligations of BCB provided under this Section 7.9 are intended to be enforceable against BCB directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of BCB.

7.10.           Stock Listing.

BCB agrees to list on the Nasdaq (or such other national securities exchange on which the shares of the BCB Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of BCB Common Stock to be issued in the Merger.

7.11.           Stock and Cash Reserve.

BCB agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

ARTICLE VIII
REGULATORY AND OTHER MATTERS

8.1.           Allegiance Bank Shareholder Meeting.

Allegiance Bank will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Allegiance Bank Shareholders Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Allegiance Bank’s reasonable judgment, necessary or desirable, (ii) subject to Section 6.10, have its Board of Directors recommend approval of this Agreement to the Allegiance Bank shareholders (the “Allegiance Bank Recommendation”).

8.2.           Proxy Statement-Prospectus.

8.2.1.           For the purposes (x) of registering BCB Common Stock to be offered to holders of Allegiance Bank Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the Allegiance Bank Shareholders Meeting, BCB shall draft and prepare, and Allegiance Bank shall cooperate in the preparation of, the Merger Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Allegiance Bank shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”).  BCB shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC.  Each of BCB and Allegiance Bank shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Allegiance Bank shall thereafter promptly mail the Proxy Statement-Prospectus to the Allegiance Bank shareholders. BCB shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Allegiance Bank shall furnish all information concerning Allegiance Bank and the holders of Allegiance Bank Common Stock as may be reasonably requested in connection with any such action.

8.2.2.           Allegiance Bank shall provide BCB with any information concerning itself that BCB may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and BCB shall notify Allegiance Bank promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Allegiance Bank promptly copies of all correspondence between BCB or any of their representatives and the SEC. BCB shall give Allegiance Bank and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give Allegiance Bank and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of BCB and Allegiance Bank agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Allegiance Bank Common Stock entitled to vote at the Allegiance Bank Shareholders Meeting hereof at the earliest practicable time.

8.2.3.           Allegiance Bank and BCB shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, Allegiance Bank shall cooperate with BCB in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and BCB shall file an amended Merger Registration Statement with the SEC, and each of Allegiance Bank shall mail an amended Proxy Statement-Prospectus to the Allegiance Bank shareholders. If requested by BCB, Allegiance Bank shall obtain a “comfort” letter from its independent certified public accountant, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding Allegiance Bank, in form and substance that is customary in transactions such as the Merger.

8.3.           Regulatory Approvals.

Each of Allegiance Bank and BCB will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. Allegiance Bank and BCB will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of Allegiance Bank, BCB to any Bank Regulatory or governmental body in connection with the Merger, and the other transactions contemplated by this Agreement. Allegiance Bank shall have the right to review and approve in advance all characterizations of the information relating to Allegiance Bank and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body.  BCB shall give Allegiance Bank and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give Allegiance Bank and its counsel the opportunity to review and comment on all amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator.

ARTICLE IX
CLOSING CONDITIONS

9.1.           Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1.           Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Allegiance Bank.

9.1.2.           Injunctions.  None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3.           Regulatory Approvals.  All Regulatory Approvals and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of BCB, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Allegiance Bank and BCB or materially impair the value of Allegiance Bank to BCB.

9.1.4.           Effectiveness of Merger Registration Statement.  The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of BCB Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5.           Nasdaq Listing.  The shares of BCB Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

9.2.           Conditions to the Obligations of BCB under this Agreement.

The obligations of BCB under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.6 at or prior to the Closing Date:

9.2.1.           Representations and Warranties.  Each of the representations and warranties of Allegiance Bank set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 4.1; and Allegiance Bank shall have delivered to BCB a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Allegiance Bank as of the Effective Time.

9.2.2.           Agreements and Covenants.  Allegiance Bank shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and BCB shall have received a certificate signed on behalf of Allegiance Bank by the Chief Executive Officer and Chief Financial Officer of Allegiance Bank to such effect dated as of the Effective Time.

9.2.3.           Permits, Authorizations, Etc.  Allegiance Bank shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

9.2.4.           No Material Adverse Effect.  Since December 31, 2009, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Allegiance Bank.

9.2.5.           Limitation on Dissenters’ Rights. As of the Closing Date, the holders of no more than 10% of the Allegiance Bank Common Stock that is issued and outstanding shall have taken the actions required by NJBL to qualify their Allegiance Bank Common Stock as Dissenters’ Shares.

9.2.6.           Preferred Stock Capital Raise.  As of the Closing Date, unless required by Bank Regulators, Allegiance Bank will not have issued any preferred stock.  If the Bank Regulators do require Allegiance Bank to issue preferred stock, the issuance of the preferred stock must be in accordance with Section 6.1.2 (B).

Allegiance Bank will furnish BCB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as BCB may reasonably request.

9.3.           Conditions to the Obligations of Allegiance Bank under this Agreement.

The obligations of Allegiance Bank under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Closing Date:

9.3.1.           Representations and Warranties.  Each of the representations and warranties of BCB set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 5.1; and BCB shall have delivered to Allegiance Bank a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of BCB as of the Effective Time.

9.3.2.           Agreements and Covenants.  BCB shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and Allegiance Bank shall have received a certificate signed on behalf of BCB by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.

9.3.3.           Permits, Authorizations, Etc.  BCB shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

9.3.4.           Payment of Merger Consideration.  BCB shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Allegiance Bank with a certificate evidencing such delivery.

9.3.5.           No Material Adverse Effect.  Since December 31, 2009, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on BCB.

BCB will furnish Allegiance Bank with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as Allegiance Bank may reasonably request.

ARTICLE X
THE CLOSING

10.1.           Time and Place.

Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m., or at such other place or time upon which BCB and Allegiance Bank mutually agree.  A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m. on the day prior to the Closing Date.

10.2.           Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to BCB and Allegiance Bank the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, BCB shall have delivered the Merger Consideration as set forth under Section 9.3.4 hereof.

ARTICLE XI
TERMINATION, AMENDMENT AND WAIVER

11.1.           Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of Allegiance Bank:

11.1.1.               At any time by the mutual written agreement of BCB and Allegiance Bank;

11.1.2.               By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation or warranty contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party is provided; however, neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of a representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by Allegiance Bank) or Section 9.3.1 (in the case of a breach of a representation or warranty by BCB);

11.1.3.               By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party;

11.1.4.               At the election of the Board of Directors of either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by BCB and Allegiance Bank; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5.               By the Board of Directors of either party if the shareholders of Allegiance Bank shall have voted at the Allegiance Bank Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

11.1.6.               By the Board of Directors of either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.7.               By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 11.1.4 of this Agreement.

11.1.8.               By the Board of Directors of BCB if Allegiance Bank has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of Allegiance Bank has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to BCB.

11.1.9.               By the Board of Directors of Allegiance Bank if Allegiance Bank has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of Allegiance Bank has made a determination to accept such Superior Proposal.

11.1.10             By Allegiance Bank, if its Board of Directors so determines by a majority vote of the members of its entire Board, at any time during the five-day period commencing on and following the Determination Date, such termination to be effective on the

3rd day following such Determination Date (“Effective Termination Date”), if both of the following conditions are satisfied:

(i)           The BCB Market Value on the Determination Date is less than $8.46; and

(ii)           the number obtained by dividing the BCB Market Value on the Determination Date by the Initial BCB Market Value (“BCB Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price minus 0.20;

subject, however, to the following three sentences.  If Allegiance Bank elects to exercise its termination right pursuant to this Section 11.1.10, it shall give prompt written notice thereof to BCB.  During the five business day period commencing with its receipt of such notice, BCB shall have the option of paying additional Merger Consideration in the form of BCB Common Stock so that the Exchange Ratio shall be the lesser of (i) the product of 0.80 and the Initial BCB Market Value divided by the BCB Market Value multiplied by 0.35 or (ii) the product obtained by multiplying the Index Ratio by the Initial BCB Market Value divided by the BCB Market Value multiplied by 0.35.  If within such five business day period, BCB delivers written notice to Allegiance Bank that it intends to proceed with the Merger by paying such additional consideration, as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 11.1.10 and this Agreement shall remain in full force and effect in accordance with its terms (except that the Merger Consideration shall have been so modified).

For purposes of this Section 11.1.10, the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).

“Final Index Price” means the average of the daily closing value of the Nasdaq Bank Index for the five consecutive trading days immediately preceding the Determination Date.

“Initial Index Price” means the closing value of the Nasdaq Bank Index on the trading day ended two days preceding the execution of this Agreement.

“Index Ratio” shall be the Final Index Price divided by the Initial Index Price.

“Initial BCB Market Value” means $10.58, adjusted if applicable as indicated in the last sentence of Section 11.1.10.

“BCB Market Value” shall be the average of the daily closing sales prices of a share of BCB Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Determination Date.

If BCB declares or affects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices of BCB Common Stock shall be appropriately adjusted for the purposes of applying this Section 11.1.10.

11.2.           Effect of Termination.

11.2.1.               In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.2, 12.4, 12.5, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2.               If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A)           Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B)           In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C)           As a condition of BCB’s willingness, and in order to induce BCB, to enter into this Agreement, and to reimburse BCB for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Allegiance Bank hereby agrees to pay BCB, and BCB shall be entitled to payment of a fee in the total amount of $350,000 (the “BCB Fee”), following the occurrence of any of the events set forth below:

(i)	Allegiance Bank terminates this Agreement pursuant to Section 11.1.9 then Allegiance Bank shall pay the BCB Fee substantially concurrently with such termination;

(ii)	or BCB terminates this Agreement pursuant to Section 11.1.8 then Allegiance Bank shall pay the BCB Fee within two business days after written demand for payment is made by BCB; or

(iii)
The entering into a definitive agreement by Allegiance Bank relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Allegiance Bank within twelve months after the occurrence of any of the following: (i) the termination of the Agreement by BCB pursuant to Section 11.1.2 or 11.1.3 because of, in either case, a willful breach by Allegiance Bank; or (ii) the failure of the shareholders of Allegiance Bank to approve this Agreement after the occurrence of an

Acquisition Proposal, then Allegiance Bank shall pay the BCB Fee within two business days after written demand for payment is made by BCB.

(D)           If demand for payment of the BCB Fee is made pursuant to Section 11.2.2(C) and payment is timely made, then BCB will not have any other rights or claims against Allegiance Bank and its officers and directors, under this Agreement, it being agreed that the acceptance of the BCB Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of BCB against Allegiance Bank and its officers and directors.

(E)           As an inducement for Allegiance Bank to enter into this Agreement, to incur the costs and expenses related hereto and to consummate the transactions contemplated hereby, BCB agrees to pay Allegiance Bank, and Allegiance Bank, shall be entitled to a payment of $350,000, within two business days after written demand for payment is made by Allegiance Bank, in the event BCB unilaterally decides not to proceed with effectuating the Merger after: (i) the conditions set forth at Sections 9.1.1 through 9.1.5 have been satisfied and (ii) the conditions set forth at Sections 9.2.1 through 9.2.5 have been satisfied.  Allegiance Bank shall not be entitled to a payment under this section in the event it chooses to terminate this Agreement.

11.3.           Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of Allegiance Bank), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of Allegiance Bank, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to Allegiance Bank’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII
MISCELLANEOUS

12.1.           Confidentiality.

Except as specifically set forth herein, BCB and Allegiance Bank mutually agree to be bound by the terms of the confidentiality agreement dated February 11, 2011 and as amended on March 7, 2011 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

12.2.           Public Announcements.

Allegiance Bank and BCB shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither Allegiance Bank nor BCB shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

12.3.           Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

12.4.           Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to Allegiance Bank, to:	David J. Onderko President and Chief Executive Officer Allegiance Community Bank 200 Valley Street South Orange, New Jersey 07079 Fax: (973) 761-0568

With required copies to:	Seth Zuckerman, Esq. Nino Coviello, Esq. Saiber LLC 18 Columbia Turnpike Suite 200 Florham Park, NJ 07932-2266 Fax: (973) 622-3349

If to BCB, to:	Donald Mindiak President and Chief Executive Officer BCB Bancorp, Inc. 104-110 Avenue C Bayonne, NJ 07002 Fax: (201) 339-0403

With required copies to:	Alan Schick, Esq. Benjamin M. Azoff, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Fax: (202) 362-2902

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

12.5.           Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.  Except as provided in Article III and Sections 7.8.2, 7.9 and 7.10, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.6.           Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7.           Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.  A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

12.8.           Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9.           Governing Law.

This Agreement shall be governed by the laws of New Jersey, without giving effect to its principles of conflicts of laws.

12.10.           Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  The recitals hereto constitute an integral part of this Agreement.  References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”).  The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.11.           Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, BCB, BCB Bank and Allegiance Bank have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

BCB Bancorp, Inc.

Dated: March 30, 2011	By: /s/ Mark Hogan
Name: Mark Hogan
Title: Chairman of the Board

BCB Community Bank

Dated: March 30, 2011	By: /s/ Mark Hogan
Name: Mark Hogan
Title: Chairman of the Board

Allegiance Community Bank

Dated: April 4, 2011	By: /s/ David J. Onderko
Name: David J. Onderko
Title: President and Chief Executive Officer

APPENDIX B

RP® FINANCIAL, LC.

Financial Services Industry Consultants

April 4, 2011

Board of Directors
Allegiance Community Bank
200 Valley Street
South Orange, New Jersey 07079-2804

Members of the Board:

You have requested RP® Financial, LC. (“RP Financial”) to provide you with its opinion as to the fairness from a financial point of view to the shareholders of Allegiance Community Bank, South Orange, New Jersey (“Allegiance”) of the aggregate consideration pursuant to the Agreement and Plan of Merger (the “Agreement”), dated April 4, 2011, by and among Allegiance, BCB Bancorp (“Bancorp”) and BCB Community Bank (“BCB”), Bayonne, New Jersey.  As detailed in the Agreement, at the Effective Time Allegiance will merge with and into BCB, with BCB Bank as the resulting or surviving institution (the “Merger”).  The Agreement, inclusive of exhibits, is incorporated herein by reference.  Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.

Summary Description of Merger Consideration

At the Effective Time, each share of Allegiance Common Stock that is issued and outstanding immediately prior to the Effective Time (other than treasury stock) shall become and be converted into, as provided in and subject to the limitations set forth in the agreement, the right to receive 0.35 shares of Bancorp common stock (the “Merger Consideration”).  The other terms and conditions of the Agreement are more fully set forth in the Agreement.

RP Financial Background and Experience

RP Financial, as part of its financial institution valuation and financial advisory practice, is regularly engaged in the valuation of insured financial institution securities in connection with mergers and acquisitions, initial and secondary stock offerings, mutual-to-stock conversions of thrift institutions, and business valuations for financial institutions for other purposes.  As specialists in the valuation of securities and providing financial advisory services to insured financial institutions, RP Financial has experience in, and knowledge of, the markets for the securities of such institutions nationwide.

Materials Reviewed

In rendering this opinion, RP Financial reviewed or considered the following materials or information:  (1) the Agreement, as reviewed and approved and executed by the Allegiance board on April 4, 2011, including exhibits; (2) the following information for Allegiance and/or Bancorp – (a) the annual audited financial statements for Allegiance and Bancorp for the fiscal years ended 2010 and 2009 included in the Annual Reports for the respective years; (b) internally prepared budget information for Allegiance; (c) stock price  history for BCB during past twelve months; (3) the potential impact of regulatory and legislative changes on financial institutions; (4) the financial terms of other recently completed and pending acquisitions of regionally-based banks and thrifts with similar characteristics as Allegiance; (5) the estimated pro forma financial benefits of the Merger to Allegiance shareholders; (6) the Memorandum of

Washington Headquarters
3 Ballston Plaza Telephone:	(703) 528-1700 1100
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www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors
April 4, 2011

Understanding between Allegiance and the FDIC; and (7) a summary of Allegiance’s recent capital raising efforts.

In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Allegiance and Bancorp furnished by the respective institutions to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data.  We have further relied on the assurances of management of Allegiance and Bancorp that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any such responsibility or liability for the accuracy or completeness thereof.  Allegiance did not restrict RP Financial as to the material it was permitted to review.  RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of Allegiance or Bancorp or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals.  We did not make an independent evaluation of the adequacy of the allowance for loan losses of Allegiance nor have we reviewed any individual credit files relating to Allegiance.  We have assumed, with your consent, that the respective allowances for loan losses for Allegiance are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

RP Financial, with your consent, has relied upon the advice Allegiance has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Agreement and other transactions contemplated by the Agreement.  In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on Allegiance that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.  We have also assumed that there has been no material change in Allegiance or Bancorp’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statement made available to us.  We have assumed in all respects material to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the convenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived.

Opinion

It is understood that this letter is directed to the Board of Directors of Allegiance in its consideration of the Agreement, and does not constitute a recommendation to any shareholder of Allegiance as to any action that such shareholder should take in connection with the Agreement, or otherwise.  Our opinion is directed only to the fairness of the Merger Consideration to the current holders of Allegiance common stock from a financial point of view as of the date of the Agreement.

It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof. Events occurring after the date hereof could materially affect this opinion.  We are expressing no opinion herein as to the prices at which Allegiance’ common stock may trade at any time.

We will receive a fee for our fairness opinion services.  Allegiance has agreed to indemnify us against certain liabilities arising out of our engagement.  We have previously provided certain other, planning and financial advisory services to Allegiance.

Board of Directors
April 4, 2011

It is understood that this opinion may be included in its entirety in any communication by Allegiance or its Board of Directors to the stockholders of Allegiance.  It is also understood that this opinion may be included in its entirety in any regulatory filing by Allegiance, and that RP Financial consents to the summary of this opinion in the proxy materials of Allegiance, and any amendments thereto.  Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial’s prior written consent.

Based upon and subject to the foregoing, and other such matters we consider relevant, it is RP Financial’s opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Allegiance Common Stock, as described in the Agreement, is fair to such shareholders from a financial point of view.

Respectfully submitted,
RP® FINANCIAL, LC.
/s/ RP Financial, LC.

Appendix C

17:9A-140.  Rights of dissenting stockholders; settlement by agreement

A.           A stockholder who

(1)           is entitled to vote at the meeting of stockholders prescribed by section 137; and who

(2)           serves a written notice of dissent from the merger agreement, in the manner, at the place, and within the time prescribed in subsections B and C of this section; and who

(3)           does not vote to approve the merger agreement at the meeting prescribed by section 137, or at any adjournment thereof,

may, within thirty days after the filing of the agreement in the department as provided by section 137, serve a demand upon the receiving bank at its principal office, for the payment to him of the value of his shares of stock.  The receiving bank may, within ten days after the receipt of such demand, offer to pay the stockholder a sum for his shares, which, in the opinion of the board of directors of the receiving bank, does not exceed the amount which would be paid upon such shares if the business and assets of the bank whose stock such stockholder holds were liquidated on the day of the filing of the agreement pursuant to section 137.

B.           Service of the notice of dissent prescribed by paragraph (2) of subsection A of this section shall be made at the principal office of the bank whose stock is held by the dissenting stockholder, and shall be made not later than the third day prior to the day fixed for the meeting of the stockholders of such bank pursuant to section 137.

C.           Service of the notice of dissent and of the demand for payment prescribed by this section may be made by registered mail or personally by the dissenting stockholder or his agent.

17:9A-141.  Appointment of appraisers

If a stockholder fails to accept the sum offered for his shares pursuant to section one hundred forty, he may, within three weeks after the receipt by him of the bank’s offer of payment, or, if no offer is made by the bank, within three weeks after the date upon which his demand was served upon the bank as specified in section one hundred forty, institute an action in the Superior Court for the appointment of a board of three appraisers to determine the value of his shares of stock as of the day of the filing of the merger agreement pursuant to section one hundred thirty-seven.  The court may proceed in the action in a summary manner or otherwise.  Any other stockholder who has the right to institute a similar action may intervene.  The court shall, in respect to any one bank, appoint a single board of three appraisers to determine the value of the shares of all stockholders of such bank who are parties to such action.

17:9A-142.  Duties of appraisers; report; objections; compensation; vacancies

A.           The appraisers shall be sworn to the faithful discharge of their duties.  They shall meet at such place or places, and shall give such notice of their meetings as the court may prescribe. The

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bank and each stockholder who is a party to the action instituted pursuant to section one hundred forty-one, may be represented by attorneys in the proceedings before such appraisers, and may present such evidence to them as shall be material to the issue.  The determination of any two of the appraisers shall control.  Upon the conclusion of their deliberations, the appraisers shall file in the Superior Court a report and appraisal of the value of the shares of stock, and shall mail a copy thereof to the bank and to each stockholder who is a party to said action.

B.           The bank and each stockholder who is a party to said action shall have ten days after the filing of the report and appraisal within which to object thereto in the Superior Court.  In the absence of any objections, the report and appraisal shall be binding upon the bank and upon such stockholders, and the bank shall pay each such stockholder the value of his shares, as reported by the appraisers, with interest from the date of the filing of the merger agreement pursuant to section one hundred thirty-seven, at such rate, not in excess of the legal rate, as shall be fixed by the appraisers.  If objections are made, the court shall make such order or judgment thereon as shall be just.

C.           The Superior Court shall fix the compensation of the appraisers, which shall be paid by the bank, and shall be vested with full jurisdiction over all matters arising out of an action instituted pursuant to section one hundred forty-one.  In the case of a vacancy in the board of appraisers, the Superior Court shall, on its own motion, or upon motion of a stockholder, or of the receiving bank, fill such vacancy.

17:9A-143.  Assignment of stock to bank

Upon payment by the bank of the value of shares of stock pursuant to this article, the holder thereof shall assign such shares to the bank.

17:9A-144.  Effect of stockholder’s failure to act

A stockholder who fails to act pursuant to sections 140 or 141 shall be forever barred from bringing any action to enforce his right to be paid the value of his shares in lieu of continuing his status as a stockholder in the receiving bank.

17:9A-145.  Obligation of bank to pay stockholder

An offer by the bank and an acceptance thereof by the stockholder pursuant to section 140 and the determination of value upon proceedings brought pursuant to sections 141 and 142 shall constitute a debt of the receiving bank for the recovery of which an action will lie.

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☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY ALLEGIANCE COMMUNITY BANK
		For	Against	Abstain
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ALLEGIANCE COMMUNITY BANK AND THE COST OF THIS SOLICITATION IS BORNE BY ALLEGIANCE COMMUNITY BANK.
Proposal 1: To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger by and among BCB Bancorp, Inc., BCB Community Bank and Allegiance Community Bank, dated as of April 4, 2011, and the transactions contemplated by the merger agreement.
		☐	☐	☐
		For	Against	Abstain
The undersigned stockholder of Allegiance Community Bank (the “Bank”) hereby appoints Spencer B. Robbins, Esq., the lawful attorney and proxy of the undersigned with full power of substitution to vote, as entitled to vote at the Special Meeting of Stockholders called to convene on Wednesday, September 21, 2011 at 4:00 p.m., local time, at the South Orange Performing Arts Center located at ONE SOPAC Way, South Orange, New Jersey, 07079, and any adjournments and postponements thereof, in the following manner:
	Proposal 2: To adjourn the special meeting, if necessary, to another time or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger.	☐	☐	☐
		For	Against	Abstain
	Proposal 3: To transact any other business that properly comes before the special meeting of shareholders or any adjournment thereof.	☐	☐	☐

Please be sure to date and sign this proxy card in the box below.	Date
Sign above Co-holder (if any) sign above

Ç Detach above card, sign, date and mail in postage paid envelope provided. Ç

ALLEGIANCE COMMUNITY BANK

BOARD OF DIRECTORS FAVORS A VOTE "FOR" EACH OF THE ABOVE PROPOSALS, AND IF NO CHOICE IS SPECIFIED, SHARES WILL BE VOTED "FOR" EACH OF THE ABOVE PROPOSALS. THE VOTES SHALL BE TABULATED BY THE JUDGES OF ELECTION, WILLIAM PAWLO, STEPHEN BURACZYNSKI AND A REPRESENTATIVE OF REGISTRAR AND TRANSFER AGENCY, IN ACCORDANCE WITH THE BANK'S BYLAWS AND THE LAWS OF NEW JERSEY.

The above signed acknowledges receipt of the Notice of the Special Meeting of the Stockholders and the Proxy Statement each dated as of August 19, 2011.

IMPORTANT - PLEASE MAIL YOUR PROXY PROMPTLY
You are urged to sign and return the enclosed Proxy to the Bank promptly in the envelope provided so that there may be sufficient representation at the Special Meeting.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.